Dear Fellow Shareholders,

This is a short shareholder letter in a plain wrapper annual report without metaphors or photographs.

In our last three shareholder letters (years 2000 through 2002) we stated a simple and straight-forward corporate strategy to sell assets, retire debt and accumulate cash. This cash would be gathered and used, first to meet existing obligations as they matured, and then for new opportunities as, if, and when they might arise. We have not varied from that course and have continued to execute this patient and deliberate strategy. Sales in 2003 aggregated $191 million, bringing the total amount of properties sold since 1999 to $512 million. At year end we held over $82 million of cash and treasury securities (or $12.84 per common share) on the balance sheet. The aforementioned sales and the resulting accumulated cash have sparked the most frequently asked inquiry of management, namely, "How will all that cash be used?" There are a variety of alternatives which I will discuss in this letter.

HIGHLIGHTS OF 2003

So what were the bright spots in 2003 that allowed us to collect this incremental cash? The largest contributor was the prepayment of the $25 million mezzanine loan, secured by the 277 Park Avenue office tower primarily leased to JP Morgan Chase, which also yielded an additional $4.4 million penalty payment to us. Regrettably, the early retirement of this loan removed a very handsome generator of current cash flow from our portfolio, one, which in the current environment will be difficult to replace. At Palomino Park, our signature residential development project in Denver, we sold 56 condominium units in our Silver Mesa phase for $12.5 million in cash. The sale of our Keewaydin, New Hampshire industrial building produced $4.2 million. Although it didn't result in a cash distribution up to the parent level, the investment in $24.8 million of bonds on the World Trade Center held by Second Holding, our special purpose debt investment business, were repaid in full, affirming our decision to continue to hold this investment until there was a resolution of several insurance claims.

Even with these positive developments, we ended 2003 with a loss of $45.9 million (or $7.11 per common share), finishing with a book value of $20.33 per share. The loss is primarily a result of our portion of a non-cash reduction in the carrying value of certain of the office properties owned by the Wellsford/Whitehall Group, LLC, and related charges recorded at the WRP level. Since Wellsford/Whitehall still owns these properties, and they require substantial capital expenditures for lease-up, we may not know their ultimate value for several years.

CONSIDERATIONS FOR 2004

Management has completed its annual business plan and a self-assessment process which together have yielded the following four financial and operational conclusions:

- First, we must maintain sufficient liquidity to meet our obligations as they become due. There is currently a total of $37.7 million of Wellsford corporate level debt obligations, of which $12.7 million matures in May 2005.

- Second, we must reconsider the validity of investing in businesses where we do not control our own destiny. When we share decision-making with partners, often it eliminates our ability to act quickly and decisively.

  Effective January 1, 2004, WRP and the Whitehall Funds each have the right to exercise the "buy/sell" provision in our Wellsford/Whitehall joint venture. For example, Whitehall could propose to purchase our ownership interest in this venture at a price which we may consider inadequate. In such a situation we have the right to respond by counter-offering and consummating a transaction at the same price. If WRP were to initiate the proposal, then Whitehall would have the corresponding ability to counter-offer. We have spent the last several years methodically saving our cash to be able to respond to this circumstance if it were to arise.

- Third, our most enduring and profitable successes have been in the residential field and we should concentrate our efforts there. For example, at Palomino Park, based upon the success we have achieved with the Silver Mesa condominiums and knowing that it takes time to design and obtain public approvals, we are analyzing development alternatives for our Gold Peak land.

- Fourth, our 2004 business plan calls for the following sales and refinancings to increase cash on hand and extend debt maturities at the parent and joint venture levels:

  1. In Denver, at Palomino Park, we will continue the orderly sale of the remaining condominium inventory (i.e. 55 townhouse units);

  2. In Philadelphia, we plan to sell the 421 Chestnut Street office-building, the last property in the Value Property Trust portfolio;

  3. In Columbia, Maryland, Wellsford/Whitehall completed the sale of a 145,000SF single-story office building in March 2004 for net proceeds (after debt repayment) of $10.5 million; and

4. The execution in mid April 2004 of a final agreement to extend a $106 million first mortgage held by General Electric Capital Corporation for Wellsford/Whitehall to December 31, 2006 and provide for up to $16 million of additional funding for capital improvements and leasing costs, subject to certain limitations.

There will be several fundamental business decisions to flow from these conclusions. As we continue to sell properties, net cash proceeds may be directed to the retirement of debt and other obligations, or to shareholders by various forms of potential distribution. Alternatively, our cash may be utilized for other corporate purposes such as the completion of additional phases of existing development projects, the purchase of venture partners' interests or new acquisitions.

On March 24, 2004 we announced the retention of Lazard Fréres & Co. LLC to advise us on the various strategic financial and business alternatives available for the maximization of shareholder value. These may include a recapitalization, dispositions of assets, liquidation, the sale or merger of Wellsford and acquisitions or other alternatives that would keep the Company independent. It is too early to anticipate which, if any, of these alternatives may occur.

We have set June 29, 2004 as the date of our next Annual Shareholders' Meeting and we will keep you informed of significant developments as appropriate.

Sincerely,

Jeffrey H. Lynford

Jeffrey H. Lynford
Chairman and CEO
April 23, 2004

Wellsford Real Properties, Inc. is a real estate merchant banking firm organized in 1997 and headquartered in New York City which acquires, develops, finances and operates real estate properties and organizes and invests in private and public real estate companies. Currently the Company has two offices and 16 employees.

~

Legal Disclaimer

We would like to remind you that statements made in this annual report to shareholders that are not historical are forward-looking statements, including predictions and estimates, that involve a number of risks and uncertainties. While these statements represent management's current judgment on the future direction of the business, actual results may differ materially from any future performance suggested in our forward-looking statements. For important risk factors that could cause actual results to differ materially from those contained in any forward-looking statement, see information on page 41 of this document which is part of WRP's annual report on Form 10-K for the fiscal year ended December 31, 2003, and WRP's registration statement on Form S-3 (file No. 333-73874), both on file with the Securities and Exchange Commission and both are available at the Company's website at www.wellsford.com.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per-share data)	2003	2002
Assets by Strategic Business Units ("SBU")		
Total commercial space	2.9 million sf	4.0 million sf
Total loans receivable outstanding	$ 3,096	$ 28,612
Total apartment units owned for rental operations	1,184	1,224
Total apartment units classified as available for sale	55	71
Cumulative condominium units sold	209	153
Total consolidated assets	$ 285,827	$ 332,775
Total enterprise assets*	$ 2,423,020	$ 2,646,437
Shareholders' equity	$ 131,274	$ 176,567
Equity per common share	$ 20.33	$ 27.37
Number of common shares outstanding	6.5 million	6.5 million
Equity by SBU		
Wellsford/Whitehall	$ 14,616	$ 55,586
Wellsford Capital	$ 51,707	$ 84,971
Wellsford Development	$ 16,919	$ 27,985
Other- Corporate	$ 48,032	$ 8,025
Revenues and gains on sale of assets and investments**	$ 35,602	$ 30,512
(Loss) income from joint ventures	$ (34,429)	$ (209)
Expenses, including minority interest**	$ 37,818	$ 33,707
Income tax expense (benefit)**	$ 7,135	$ (1,322)
Convertible Trust Preferred Securities distributions, net of tax benefits	$ 2,099	$ 1,380
Income (loss) from discontinued operations**	$ 20	$ 90
Net (loss) income	$ (45,859)	$ (3,372)
Net (loss) income per common share, basic	$ (7.11)	$ (0.52)
Net (loss) income per common share, diluted	$ (7.11)	$ (0.52)
Weighted average number of common shares outstanding:		
Basic	6.5 million	6.4 million
Diluted	6.5 million	6.4 million

All share and per share amounts have been adjusted for the impact of the one for two stock split in June 2000.

* Enterprise assets represent the consolidated assets of the Company, adjusted to include the aggregate assets of two of its joint venture investments; Second Holding Company, LLC and Wellsford/Whitehall Group, L.L.C.

** Prior year amounts were reclassified to conform with the presentation requirements for assets classified as held for sale during 2003.

December 31,					Inception
2001	2000	1999	1998	1997	May 30, 1997
4.1 million sf	5.4 million sf	5.5 million sf	5.2 million sf	2.5 million sf	0.9 million sf
$ 34,785	$ 37,824	$ 37,260	$ 124,706	$ 105,632	$ 42,800
1,320	896	1,104	1,104	456	--
23	128	--	--	--	--
105	--	--	--	--	--
$ 345,838	$ 375,770	$ 366,331	$ 384,971	$ 249,974	$ 113,480
$ 1,855,244	$ 1,194,153	$ 903,669	$ 862,208	$ 441,892	$ 113,480
$ 178,079	$ 215,983	$ 229,691	$ 231,625	$ 181,158	$ 48,070
$ 27.80	$ 25.86	$ 23.90	$ 22.32	$ 21.32	$ 20.60
6.4 million	8.4 million	9.6 million	10.4 million	8.5 million	
$ 57,780	$ 82,876	$ 79,709	$ 69,531	$ 44,780	$ 24,689
$ 92,269	$ 103,888	$ 116,993	$ 153,372	$ 89,145	$ 10,372
$ 29,839	$ 29,472	$ 27,433	$ 17,105	$ 18,691	$ 15,463
$ (1,809)	$ (253)	$ 5,556	$ (8,383)	$ 28,542	$ (2,454)
$ 40,166	$ 30,355	$ 29,585	$ 25,373	$ 9,170	
$ 4,564	$ 3,247	$ 9,622	$ 3,523	$ 15	
$ 45,842	$ 23,760	$ 28,448	$ 16,883	$ 3,919	
$ 513	$ 997	$ 1,929	$ 2,737	$ 2,213	
$ 1,380	$ 861	$ --	$ --	$ --	
$ 280	$ (1,516)	$ 31	$ 168	$ --	
$ (2,725)	$ 6,468	$ 8,861	$ 9,444	$ 3,053	
$ (0.38)	$ 0.76	$ 0.86	$ 0.95	$ 0.36	
$ (0.38)	$ 0.76	$ 0.86	$ 0.93	$ 0.35	
7.2 million	8.5 million	10.3 million	9.9 million	8.5 million	
7.2 million	8.5 million	10.3 million	10.2 million	8.7 million	

THIS PAGE INTENTIONALLY LEFT BLANK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2003** OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________.

Commission File Number **001-12917**

WELLSFORD REAL PROPERTIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**13-3926898**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
535 Madison Avenue, New York, NY	**10022**
(Address of Principal Executive Offices)	(Zip Code)

(212) 838-3400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock $0.02 par value	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. **YES** _x_ **NO** ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). **YES** x **NO** _

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was approximately $99,500,000 based on the closing price on the American Stock Exchange for such shares on June 30, 2003.

The number of the Registrant's shares of Common Stock outstanding was 6,456,850 as of March 9, 2004 (including 169,903 shares of Class A-1 Common Stock).

Documents Incorporated By Reference

Portions of the Definitive Proxy Statement for the 2004 Annual Shareholders' Meeting are incorporated by reference into Part III. Additionally, the Company's registration statement on Form S-3 (File No. 333-73874) filed with the Securities and Exchange Commission on December 14, 2001 is also incorporated by reference herein.

TABLE OF CONTENTS

All other schedules have been omitted because the required information for such other schedules is not present, is not present in amounts sufficient to require submission of the schedule or is included in the consolidated financial statements.

PART I

Item 1. Business.

Wellsford Real Properties, Inc. and subsidiaries, (collectively, the "Company") was formed as a Maryland corporation on January 8, 1997, as a corporate subsidiary of Wellsford Residential Property Trust (the "Trust"). On May 30, 1997, the Trust merged (the "Merger") with Equity Residential Properties Trust ("EQR"). Immediately prior to the Merger, the Trust contributed certain of its assets to the Company and the Company assumed certain liabilities of the Trust. Immediately after the contribution of assets to the Company and immediately prior to the Merger, the Trust distributed to its common shareholders all of the outstanding shares of the Company owned by the Trust (the "Spin-off"). On June 2, 1997, the Company sold 6,000,000 shares of its common stock in a private placement to a group of institutional investors at $20.60 per share, the Company's then book value per share.

The Company is a real estate merchant banking firm headquartered in New York City which acquires, develops, finances and operates real properties and organizes and invests in private and public real estate companies. The Company's operations are organized into three Strategic Business Units ("SBUs") within which it executes its business plan. The portfolio of investments held in each SBU at December 31, 2003 includes:

Commercial Property Operations—Wellsford/Whitehall Group, L.L.C.

A 32.59% interest in a private joint venture that owns and operates 25 properties (including 17 office properties, five net-leased retail properties and three land parcels) as of December 31, 2003 totaling approximately 2,808,000 square feet of improvements, primarily located in New Jersey and Massachusetts. The Company's investment in Wellsford/Whitehall was approximately $14,616,000 at December 31, 2003.

Debt and Equity Activities—Wellsford Capital

- Direct debt investment of $3,096,000 which bore interest at 8.25% per annum during 2003 and had a remaining term to maturity of two years at December 31, 2003;
- Approximately $32,353,000 of equity investments in companies which were organized to invest in debt instruments including (i) approximately $29,167,000 in Second Holding Company, LLC, a company which was organized to purchase investment and non-investment grade rated real estate debt instruments and investment grade rated other asset-backed securities ("Second Holding") and (ii) approximately $3,186,000 in Clairborne Fordham Tower, L.L.C. ("Clairborne Fordham"), a company initially organized to provide $34,000,000 of mezzanine financing for a highrise condominium project in Chicago;
- Approximately $6,790,000 invested in Reis, Inc. ("Reis"), a real estate information and database company;
- A 49,000 square foot commercial property located in Philadelphia, Pennsylvania with a net book value of approximately $1,973,000; and
- A $330,000 loan to a venture organized to purchase land parcels for rezoning, subdivision and creation of environmental mitigation credits.

Property Development and Land Operations—Wellsford Development

An 85.85% interest as managing owner in Palomino Park, a five phase, 1,800 unit multifamily residential development in Highlands Ranch, a south suburb of Denver, Colorado. Three phases aggregating 1,184 units are completed and operational as rental property. A 264 unit fourth phase has been converted into condominiums. Sales commenced in February 2001 and through December 31, 2003, the Company has sold 209 units. The land for the remaining fifth phase is being held for possible future development. The Company's equity in Palomino Park is approximately $16,919,000 at December 31, 2003.

See the accompanying consolidated financial statements for certain financial information regarding the Company's industry segments.

The Company's executive offices are located at 535 Madison Avenue, New York, New York, 10022; telephone, (212) 838-3400; web address, www.wellsford.com; e-mail, wrpny@wellsford.com. To access the Company's other documents filed with the Securities and Exchange Commission, visit www.wellsford.com. The Company has 16 employees as of December 31, 2003.

Commercial Property Operations – Wellsford/Whitehall

The Company's commercial property operations consist solely of its interest in Wellsford/Whitehall Group, L.L.C. ("Wellsford/Whitehall"), a joint venture by and among the Company, various entities affiliated with the Whitehall Funds ("Whitehall"), private real estate funds sponsored by The Goldman Sachs Group, Inc. ("Goldman Sachs"), as well as a family based in New England. The Company had a 32.59% interest in Wellsford/Whitehall as of December 31, 2003 and 2002. The manager of the joint venture is a Goldman Sachs and Whitehall affiliate. At December 31, 2003, Wellsford/Whitehall owns and operates 25 properties (including 17 office properties, five net-leased retail properties and three land parcels), totaling approximately 2,808,000 square feet of improvements, primarily located in New Jersey and Massachusetts.

Wellsford/Whitehall is a private real estate operating company organized to lease and re-lease space, perform construction for tenant improvements, expand buildings, re-develop properties and based on general and local economic conditions and specific conditions in the real estate industry, may from time to time sell properties for an appropriate price. It is not expected that Wellsford/Whitehall will purchase any new assets in the near future.

The Company's investment in Wellsford/Whitehall, which is accounted for on the equity method, was approximately $14,616,000 and $55,592,000 at December 31, 2003 and 2002, respectively. The Company's share of (loss) income from Wellsford/Whitehall was approximately $(36,473,000), $(1,292,000) and $4,367,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Upon formation of Wellsford/Whitehall in August 1997, $150,000,000 was committed by the partners ($75,000,000 each), including the amount of contributed properties, net of assumed debt. The capital requirements were modified in June 1999 to an aggregate of $250,000,000. The Company's total portion of $85,000,000 and Whitehall's total portion of $165,000,000 were fully funded as of December 31, 2001.

In December 2000, the Company and Whitehall executed definitive agreements modifying the terms of the joint venture, effective January 1, 2001 (the "Amendments"). The Amendments, which, among other items, provided for the Company and Whitehall to provide an aggregate of $10,000,000 of additional financing or preferred equity to Wellsford/Whitehall if required. No amounts were advanced by either partner prior to the expiration of this commitment at December 31, 2003. Additionally, WP Commercial, L.L.C. ("WP Commercial") replaced the Company as the managing member of Wellsford/Whitehall. WP Commercial is owned by affiliates of Goldman Sachs and Whitehall and senior management of WP Commercial. WP Commercial provides management, construction, development and leasing services to Wellsford/Whitehall based upon an agreed fee schedule. WP Commercial also provides similar services to a new venture formed by Whitehall (the "New Venture") as well as other affiliates of Whitehall and to third parties, including tenants of Wellsford/Whitehall and new owners of properties disposed of by Wellsford/Whitehall.

The Amendments included a buy/sell agreement of equity interests between the Company and Whitehall which can be exercised by either party after December 31, 2003 with respect to the Wellsford/Whitehall venture (the "Buy/Sell Agreement"). The nature of the Buy/Sell Agreement allows for either the Whitehall funds as a group or the Company to provide notice that it intends to purchase the non-initiating partner's interest at a specific price. The non-initiating party may either accept that offer or instead may reject that offer and become the purchaser at the initially offered price. The terms of the Wellsford/Whitehall GECC Facility allow for the continuance of such debt as long as the Company or Whitehall has ultimate decision-making authority over the management and operations of Wellsford/Whitehall. As of the date of this report, neither party has exercised its buy/sell right under the Buy/Sell Agreement.

As a condition to the formation of Wellsford/Whitehall in 1997, the Company had agreed with Whitehall to conduct its business and activities relating to office properties (but not other types of commercial properties) located in North America solely through its interest in Wellsford/Whitehall. Whitehall has agreed to waive this condition in connection with the Amendments.

During the years ended December 31, 2003, 2002 and 2001, Wellsford/Whitehall completed the following purchase and sale transactions:

(amounts in millions, except square feet and per square foot amounts)

2003 Activity
Sales:

Month	Property	Location	Gross Leasable Square Feet	Sales Price	Sales Price per Square Foot
January	Decatur - CVS	Decatur, GA	10,000	$ 2.4	$ 234
February	Portfolio sale (A):				
	Mountain Heights Center #1	Berkeley Hts, NJ	183,000		
	Mountain Heights Center #2	Berkeley Hts, NJ	123,000		
	Greenbrook Corporate Center	Fairfield, NJ	201,000		
	180/188 Mt. Airy Road	Basking Ridge, NJ	104,000		
	One Mall North	Columbia, MD	97,000		
	Gateway Tower	Rockville, MD	248,000		
	Total portfolio sale		956,000	136.8	143
March	60 Turner Street	Waltham, MA	16,000	1.3	81
May	79 Milk Street (B)	Boston, MA	65,000		
	24 Federal Street (B)	Boston, MA	75,000		
			140,000	33.0	236
June	Greenbrook land	Fairfield, NJ	--	0.8	--
			1,122,000	$ 174.3	

2002 Activity
Sales:

Month	Property	Location	Gross Leasable Square Feet	Sales Price	Sales Price per Square Foot
June	McDonough Crossroads	Owings Mills, MD	31,732	$ 2.9	$ 91

2001 Activity
Purchases (C):

Month	Property	Location	Gross Leasable Square Feet	Purchase Price	Purchase Price per Square Foot
April	Five CVS locations	Various	54,000	$ 18.7	$ 342
October	Decatur – CVS	Decatur, GA	10,000	2.3	232
			64,000	$ 21.0	

Sales:

Month	Property	Location	Gross Leasable Square Feet	Sales Price	Sales Price per Square Foot
February	Portfolio sale (D):				
	70 Wells Avenue	Newton, MA	29,000		
	100 Wells Avenue	Newton, MA	21,000		
	150 Wells Avenue	Newton, MA	11,000		
	160 Wells Avenue	Newton, MA	19,000		
	72 River Park	Newton, MA	22,000		
	Total portfolio sale		102,000	$ 18.0	$ 176
April	2331 Congress Street	Portland, ME	24,000	1.6	67
May	Morris Technology Center	Parsippany, NJ	257,000	61.5	239
August	Shattuck Office Center	Andover, MA	63,000	9.2	146
September	Pointview	Wayne, NJ	564,000	35.5	63
November	1800 Valley Road	Wayne, NJ	56,000	8.2	146
November	Chatham Executive Center	Chatham, NJ	63,000	12.0	190
			1,129,000	$ 146.0	

(A) The portfolio sale of assets in February 2003 was to a single purchaser.
(B) This sale was to a single purchaser. Wellsford/Whitehall recorded an impairment provision of $1.3 in the fourth quarter of fiscal 2002 related to this sale.
(C) Acquisitions of these six properties completed the purchase requirements with respect to properties sold in February and April 2001 as part of a tax-free exchange pursuant to the rules of the Internal Revenue Code.
(D) The sale of five properties in February 2001 was to a single purchaser.

Annually, after the preparation of budgets for the following year and as part of the financial statement closing process, Wellsford/Whitehall performs evaluations for impairment on all of its real estate assets. As part of this evaluation, Wellsford/Whitehall recorded an impairment charge of approximately $114,700,000 related to 12 assets in the portfolio during the fourth quarter of 2003. The provision is not the result of a change in intended use of such assets, however, it is the result of several factors including, but not limited to, a continued deterioration of and outlook for the suburban office submarkets where Wellsford/Whitehall's properties are situated. Specifically, these include decreasing market rents, slower absorption trends and greater tenant concession costs. The Company's share of this impairment charge was approximately $37,377,000 in 2003 and as a result, the Company wrote-off related unamortized warrant costs on the Company's books of approximately $2,644,000.

At December 31, 2002, in anticipation of the sales of the Decatur, GA and Boston, MA properties, Wellsford/Whitehall recorded impairment provisions aggregating approximately $1,351,000 as the expected sale prices net of selling expenses were less than the carrying amount of the properties. The Company's share of these impairments was approximately $440,000 in 2002 and as a result, the Company wrote-off related unamortized warrant costs on the Company's books of approximately $284,000.

The aggregate impairment provisions recorded during 2001 (primarily relating to the Pointview property, a 194 acre complex with two buildings totaling approximately 564,000 square feet, located in Wayne, New Jersey) were $16,545,000, of which the Company's share was $6,256,000.

During June 2001, Wellsford/Whitehall obtained a three-year, $353,000,000 revolving credit facility from General Electric Capital Corporation ("GECC Facility") with an initial funding of approximately $273,000,000 before transaction costs. The facility bore interest at LIBOR + 2.90% per annum (4.02% at December 31, 2003) and was set to initially mature in June 2004 with two 12-month extension options, subject to meeting certain operating and valuation covenants. Prior to June 30, 2003 the GECC Facility provided for additional financing to fund certain capital expenditures related to its properties if certain operating ratios were met; such ability expired at June 30, 2003 with no funds being advanced. This financing was arranged by Goldman Sachs, to whom Wellsford/Whitehall paid a fee of approximately $2,644,500 during 2001.

Wellsford/Whitehall executed a letter agreement with GECC effective January 20, 2004 relating to the modification of the GECC Facility. The modification is subject to the execution of the final amended agreement documents. The amended agreement provides for an extension of the loan maturity to December 31, 2006, interest at LIBOR plus 3.25% per annum, a principal paydown of $1,000,000 and a $17,000,000 line of credit to fund certain capital improvements through December 31, 2005. Excess cash flow, as defined, from the properties collateralizing the GECC Facility can only be used for capital expenditures for such properties. Wellsford/Whitehall is required to establish lock box arrangements for the deposit of all rent receipts relating to each of the properties collateralizing the GECC Facility.

In July 2001, Wellsford/Whitehall entered into an interest rate protection contract at a cost of $1,780,000 (the "Cap"), which limits Wellsford/Whitehall's LIBOR exposure to 5.83% until June 2003 and 6.83% for the following year to June 2004 on $285,000,000 of debt. The market value of the Cap was approximately $13,000 at December 31, 2002 and had no fair value at December 31, 2003. This Cap was purchased from Goldman Sachs based upon the results of a competitive bidding process. The amended GECC Facility requires that a similar cap be purchased through December 31, 2006.

The following table summarizes the long-term debt at Wellsford/Whitehall:

Debt/Project	Initial Maturity Date	Stated Interest Rate	Balance at December 31, 2003	Balance at December 31, 2002
Wellsford/Whitehall GECC Facility	December 2006	LIBOR + 3.25%	$ 106,078,000	$ 264,160,000
Nomura Loan (A)	February 2027	8.03%	64,666,000	65,458,000
Oakland Ridge Loan (B)	March 2004	LIBOR + 2.00%	6,905,000	6,959,000
Retail properties (C)	January 2024	7.28%	16,104,000	16,371,000
Airport Park Loan	March 2004	LIBOR + 2.05%	7,906,000	8,037,000
Other loans on office properties sold	Various	Various	--	7,373,000
			$ 201,659,000	$ 368,358,000

(A) In connection with a 1998 transaction, Wellsford/Whitehall assumed a mortgage loan held by Nomura Asset Capital Corporation with an initial principal balance of approximately $68,300,000 (the "Nomura Loan").

(B) The non-recourse loan is secured by the leasehold interest in the Oakland Ridge office park in Columbia, Maryland. The loan was extended by Wellsford/Whitehall in March 2003 for one year. This asset is held for sale at December 31, 2003.

(C) Comprised of five mortgages secured by the leasehold interest in five net-leased retail properties.

During February 2004, Whitehall requested a dialogue with the special servicer of the Nomura Loan to discuss various forms of debt relief under the terms of the Nomura Loan. The Nomura Loan is collateralized by six of the Boston area properties in the Wellsford/Whitehall portfolio. There can be no assurance as to the outcome of these discussions.

The Company and Whitehall have agreed to provide up to $8,000,000 to Wellsford/Whitehall through March 31, 2005 (of which the Company's share is 35%), however, there can be no assurance that this amount will be sufficient.

WP Commercial receives an administrative management fee of 93 basis points on a predetermined value for each asset owned at the time of the Amendments. As Wellsford/Whitehall sells assets, the basis used to determine the fee is reduced by the respective asset's predetermined value six months after the completion of such sales. The fees earned by WP Commercial related to this service were approximately $4,604,000, $5,826,000 and $6,422,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Pursuant to the terms of the Amendments, Whitehall has agreed to pay the Company fees with respect to assets disposed of by Wellsford/Whitehall equal to 25 basis points of the sales proceeds and up to 60 basis points (30 basis points are deferred pending certain return on investment thresholds being reached) for each acquisition of real estate made by certain other affiliates of Whitehall, until such acquisitions aggregate $400,000,000. The following table presents fees earned by the Company related to this provision:

	For the Years Ended December 31,		
	2003	2002	2001
Asset disposition fees	$ 430,000	$ 7,000	$ 365,000
Asset acquisition fees	--	22,000	23,000
Total fees	$ 430,000	$ 29,000	$ 388,000

Debt and Equity Activities – Wellsford Capital

The Company, through the Debt and Equity Activities-Wellsford Capital SBU, primarily makes debt investments directly, or through joint ventures, predominantly in real estate related senior, junior or otherwise subordinated debt instruments and also in investment grade rated commercial mortgage backed securities and other asset-backed securities. The debt investments may be unsecured or secured by liens on real estate, liens on equity interests in real estate, pools of mortgage loans, or various other assets including, but not limited to, leases on aircraft, truck or car fleets, leases on equipment, consumer receivables, pools of corporate bonds and loans and sovereign debt, as well as interests in such assets or their economic benefits. Junior and subordinated loans and investments generally have the potential for high yields or returns more characteristic of equity ownership. They may include debt that is acquired at a discount, mezzanine financing, commercial mortgage-backed securities, secured and unsecured lines of credit, distressed loans, tax exempt bonds secured by real estate and loans previously made by foreign and other financial institutions. The Company believes that there are opportunities to acquire real estate debt and other debt, especially in the low or below investment grade tranches, at significant returns as a result of inefficiencies in pricing in the marketplace, while utilizing the expertise of both the Company and its joint venture partners to analyze the underlying assets and thereby effectively minimizing risk.

At December 31, 2003, the Company had the following investments: (i) a direct debt investment of $3,096,000 which bore interest at 8.25% per annum during 2003 and had a remaining term to maturity of two years; (ii) approximately $32,353,000 of equity investments in companies which were organized to invest in debt instruments, including approximately $29,167,000 in Second Holding, a company which was organized to purchase investment and non-investment grade rated real estate debt instruments and investment grade rated other asset-backed securities, and approximately $3,186,000 in Clairborne Fordham, a company initially organized to provide $34,000,000 of mezzanine financing for a highrise condominium project in Chicago; (iii) approximately $6,790,000 invested in Reis, a real estate information and database company; (iv) a 49,000 square foot commercial property located in Philadelphia, Pennsylvania with a net book value of approximately $1,973,000; and (v) a $330,000 loan to a venture organized to purchase land parcels for rezoning, subdivision and creation of environmental mitigation credits.

Debt Investments

277 Park Loan

In April 1997, the Company and a predecessor of Fleet National Bank originated an $80,000,000 loan (the "277 Park Loan") to entities which own substantially all of the equity interests (the "Equity Interests") in the entity which owns a 1,750,000 square foot office building located in New York City (the "277 Park Property"). The Company advanced $25,000,000 pursuant to the 277 Park Loan.

During September 2003, the 277 Park Loan was prepaid by the borrowers and pursuant to the terms of the loan, WRP received a yield maintenance penalty of $4,368,000 which is included in interest revenue for the year ended December 31, 2003. This note would have provided for $767,000 of interest revenue in the fourth quarter of 2003 and $3,042,000 for future annual periods to May 2006 for both the Wellsford Capital SBU and the Company's consolidated statement of operations. The 277 Park Loan bore interest at 12.00% per annum with a stated maturity of May 2007. The 277 Park Loan was secured primarily by a pledge of the Equity Interests owned by the borrowers and thus was junior to a first mortgage loan on the 277 Park Property.

Liberty Hampshire

In July and August 1998, the Company invested a total of approximately $2,100,000 for an approximate 4.20% equity interest in The Liberty Hampshire Company, L.L.C. ("Liberty Hampshire"), a venture which structures, establishes and provides management and services for special purpose finance companies formed to invest in financial assets, including Second Holding (see below). In December 2000, the Company sold this interest to the majority owner of Liberty Hampshire for $5,160,000 and recorded a gain of approximately $2,500,000. The Company received $1,032,000 of cash and a note for the remaining balance of $4,128,000 which bears interest at 8.25% per annum, is due in December 2005 and has scheduled annual principal and interest payments (the "Guggenheim Loan"). The balance of the Guggenheim Loan was $3,096,000 and $3,612,000 at December 31, 2003 and 2002, respectively. On January 5, 2004, the Company received a payment which included the 2003 principal paydown of $1,032,000 and the 2003 interest.

The following table summarizes interest revenue and its share of consolidated revenue from continuing operations during such periods for the Wellsford Capital SBU:

	For the Years Ended December 31,					
	2003		2002		2001	
	Interest Revenue	Percent	Interest Revenue	Percent	Interest Revenue	Percent
277 Park Loan (A)	$ 6,643,000	18.7%	$ 3,042,000	10.0%	$ 3,042,000	7.6%
Guggenheim Loan	259,000	0.7%	302,000	1.0%	345,000	0.8%
Other	3,000	0.0%	147,000	0.5%	707,000	1.8%
Interest revenue from loans	6,905,000	19.4%	3,491,000	11.5%	4,094,000	10.2%
Interest revenue from cash and cash equivalents in the SBU	22,000	0.1%	5,000	0.0%	72,000	0.2%
Total interest revenue	$ 6,927,000	19.5%	$ 3,496,000	11.5%	$ 4,166,000	10.4%
Consolidated revenue from continuing operations (base from which percentage is calculated)	$ 35,602,432		$ 30,512,089		$ 40,165,820	

(A) Includes the yield maintenance penalty of $4,368,000 during 2003.

Second Holding

Second Holding, a joint venture special purpose finance company, has been organized to purchase investment and non-investment grade rated real estate debt instruments and investment grade rated other asset-backed securities. These other asset-backed securities that Second Holding may purchase may be secured by, but not limited to, leases on aircraft, truck or car fleets, bank deposits, leases on equipment, fuel/oil receivables, consumer receivables, pools of corporate bonds and loans and sovereign debt. It is Second Holding's intent to hold all securities to maturity. Many of these securities were obtained through private placements and current public market pricing is not available.

The Company's net contribution to Second Holding was approximately $24,600,000 to obtain an approximate 51.1% non-controlling interest in Second Holding, with Liberty Hampshire owning 10% and an affiliate of a significant shareholder of the Company (the Caroline Hunt Trust Estate, which owns 405,500 shares of the

Company at December 31, 2003 and 2002 ("Hunt Trust")) who, together with other Hunt Trust related entities, own the remaining approximate 39%.

During the latter part of 2000, an additional partner was admitted to the venture. This partner is committed through April 2010 to provide credit enhancement, through the issuance of an insurance policy by one of its affiliates, for the payment of principal and interest of the junior subordinated bond issue of $150,000,000 initially, which was reduced to $100,000,000 during January 2003. The parent company of this partner announced during 2003 that its subsidiary (the partner of Second Holding) will no longer write new credit enhancement business, however, it will continue to support its existing book of credit enhancement business. The Company does not believe that this decision will have a material adverse impact on the business and operations of Second Holding as a result of that partner's existing commitment to the venture. This partner is entitled to 35% of net income as defined by agreement, while the other partners, including the Company, share in the remaining 65%. The Company's allocation of income is approximately 51.1% of the remaining 65%.

The Company's investment in Second Holding, which is accounted for on the equity method, was approximately $29,167,000 and $28,166,000 at December 31, 2003 and 2002, respectively. The Company's share of income (loss) from Second Holding was approximately $1,640,000, $723,000 and $(163,000) for the years ended December 31, 2003, 2002 and 2001, respectively. The Company also earns management fees for its role in analyzing real estate-related investments for Second Holding. The net fees earned by the Company, which are based upon total assets of Second Holding, amounted to approximately $930,000, $646,000 and $217,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003 and 2002, Second Holding had total assets of approximately $1,903,919,000 and $1,840,096,000, respectively, including real estate debt and other asset-backed securities investments of approximately $1,744,282,000 and $1,785,758,000, respectively. The investment-grade assets are variable rate based and have a weighted average annual interest rate of 1.78% and 2.21% at December 31, 2003 and 2002, respectively. Approximately 94% of these investments were rated AAA or AA by Standard & Poor's at December 31, 2003.

Second Holding utilizes funds from the issuance of bonds, medium term notes and commercial paper to make investments. Second Holding had total debt of approximately $1,837,701,000 and $1,722,933,000 at December 31, 2003 and 2002, respectively with a weighted average annual interest rate of 1.22% and 1.69%, respectively, after the effect of swaps on fixed rate debt to a floating rate.

In August 2001, Second Holding purchased an aggregate of $24,825,000 in two classes of Mortgage Pass-Through Certificates, Series 2001—WTC (the "WTC Certificates"). The WTC Certificates, rated AA and A at issuance, were part of a total bond offering of $563,000,000 which was used to finance the acquisition of the leasehold interests in towers 1 and 2 and in the office components of buildings 4 and 5 of the World Trade Center in New York City. As a result of the events of September 11, 2001, these structures were destroyed. During December 2003, the entire bond offering, including the WTC Certificates, was repaid in full by the borrower.

Reis, Inc.

The Company has direct and indirect equity investments in a real estate information and database company, Reis, a leading provider of real estate market information to institutional investors. At December 31, 2003 and 2002, the Company's aggregate investment in Reis, which is accounted for under the cost method, was approximately $6,790,000 or approximately 21.8% of Reis' equity on an as converted basis. The president and primary common shareholder of Reis is the brother of Mr. Lynford, the Chairman, President and Chief Executive Officer of the Company. Mr. Lowenthal, the Company's former President and Chief Executive Officer, who currently serves on the Company's Board of Directors, has served on the board of directors of Reis since the third quarter of 2000. Messrs. Lynford and Lowenthal have and will continue to recuse themselves from any investment decisions made by the Company pertaining to Reis.

Reis' business plan includes expanding the number of real estate markets covered by its services, moving to an internet-based delivery system to its customers, increasing marketing of its products to expand its customer base, accelerating the introduction of its new product line and developing a new product related to its existing business.

Clairborne Fordham

In October 2000, the Company and Prudential Real Estate Investors ("PREI"), an affiliate of Prudential Life Insurance Company, organized Clairborne Fordham which provided an aggregate of $34,000,000 of mezzanine financing for the construction of Fordham Tower, a 50-story, 244 unit, luxury condominium apartment project to be built on Chicago's near northside ("Fordham Tower"). The Company, which has a 10% interest in Clairborne Fordham, fully funded its $3,400,000 share of the loan. The loan, which matured in October 2003, bore interest at a fixed rate of 10.50% per annum with provisions for additional interest to PREI and the Company and was secured by a lien on the equity interests of the owner of Fordham Tower. The Company may earn fees from PREI's additional interest based upon certain levels of returns on the project. Such additional interest and fees had not been accrued by the Company or Clairborne Fordham through the maturity of the loan. The Company's investment in the Clairborne Fordham venture is accounted for on the equity method. The Company's share of income from Clairborne Fordham through the initial maturity of the loan in October 2003 was approximately $270,000, $361,000 and $361,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Construction is complete and delivery of certain units commenced in December 2002. As of December 31, 2003, no units were under contract and 220 units (including nine penthouses and 211 standard units) had closed for gross proceeds of approximately $143,800,000. The remaining unsold units consist of five standard units, 13 penthouses and six townhouses. One penthouse unit was sold in February 2004 with another penthouse unit and a standard unit under contract. In addition, the owner of Fordham Tower is seeking to sell the 12,000 square feet of retail space and a 200 space commercial parking facility, both of which are part of the project.

The loan was not repaid at maturity and as of October 2003 an amended loan agreement was executed extending the loan to December 31, 2004. The amended terms provided for the placement of a first mortgage lien on the project, no interest to be accrued after September 30, 2003 and for the borrower to add to the existing principal amount the additional interest due Clairborne Fordham at September 30, 2003 of approximately $19,240,000. In lieu of interest after September 30, 2003 Clairborne Fordham will also participate in certain additional cash flows, as defined, if earned from net sales proceeds of the Fordham Tower project.

The amended agreement provided for a $3,000,000 additional capital contribution by the borrower and use of an existing cash collateral account to pay off the existing construction loan, any unpaid construction costs and to make a principal payment to Clairborne Fordham in October 2003 of approximately $4,600,000, of which the Company's share was approximately $460,000. An additional payment of approximately $554,000 was received by Clairborne Fordham in December 2003 of which the Company's share was approximately $55,000. The agreement provides for all proceeds after project costs to be first applied to payment in full of the loan and the additional interest to Clairborne Fordham before any sharing of project cash flow with the borrower. An additional principal payment of approximately $1,277,000 was made in February 2004 (of which the Company's share was $128,000) as a result of the sale of the penthouse unit.

The Company and Clairborne Fordham have (i) concluded that their respective investment and loan balances are not impaired at December 31, 2003 and (ii) determined to recognize a portion of the additional interest over the expected remaining life of the loan. The Company's share of additional interest earned for the year ended December 31, 2003 was approximately $136,000. The Company did not recognize any additional interest during 2002 and 2001. The Company's equity investment, after the effect of the above activity, was $3,186,000 and $3,631,000 at December 31, 2003 and 2002, respectively.

Value Property Trust

In February 1998, the Company completed the merger with Value Property Trust ("VLP") (the "VLP Merger") for total consideration of approximately $169,000,000, which was accounted for as a purchase. Thirteen of the twenty VLP properties were under contract and subsequently sold to an affiliate of Whitehall for an aggregate of approximately $64,000,000. The Company retained seven of the VLP properties, with an allocated value upon purchase of approximately $38,300,000, aggregating approximately 597,000 square feet with one property located in California and the remaining six properties located in the northeastern United States. VLP had cash of $60,800,000 and other net assets of $5,900,000 at the close of the transaction.

During the fourth quarter of 2000, the Company made the strategic decision to sell the seven VLP properties. One of the properties was sold in December 2000 and four properties were sold during 2001 for aggregate sales of approximately $34,217,000. The Company recorded a gain of approximately $4,943,000 on the December 2000 transaction which was offset by a provision for impairment of $4,725,000, also recorded in 2000, attributable to expected sales proceeds being less than the respective carrying amounts on four of the remaining six unsold VLP properties at December 31, 2000. There were no additional gains or losses recorded by the Company as a result of the four property sales during 2001.

In July 2003, the Company sold the Salem, New Hampshire property for a net sales price of approximately $4,200,000 and the Company utilized $22,000 of the impairment reserve. The Company is actively marketing the remaining VLP property, a 49,000 square foot office building located in Philadelphia, Pennsylvania. The net book value for the unsold properties at December 31, 2003 and 2002 was approximately $1,973,000 and $6,027,000, respectively, after considering the remaining impairment reserve of $2,153,000 and $2,175,000 at December 31, 2003 and 2002, respectively.

West Deptford Venture

During November 2003, the Company made a $330,000 loan to a venture organized to purchase land parcels for rezoning, subdivision and creation of environmental mitigation credits (the "West Deptford Venture"). At December 31, 2003, the West Deptford Venture had a leasehold interest in a 154 acre parcel in West Deptford, New Jersey which included at least 64.5 acres of wetlands and a maximum of 71 acres of developable land. The Company consolidated the West Deptford Venture during 2003 and its investment is primarily included in land held for development on the consolidated balance sheet at December 31, 2003. The Company has committed $366,000 of capital in addition to the loan to the West Deptford Venture.

Property Development and Land Operations – Wellsford Development

The Company, through the Wellsford Development SBU, engages in selective development activities as opportunities arise and when justified by expected returns. The Company believes that by pursuing selective development activities, it can achieve returns which are greater than returns that could be achieved by acquiring stabilized properties. As part of its strategy, the Company may seek to issue tax-exempt bond financing authorized by local governmental authorities which generally bears interest at rates substantially below rates available from conventional financing.

Palomino Park

The Company owns a five-phase 1,800 unit class A multifamily development ("Palomino Park") in Highlands Ranch, a south suburb of Denver, Colorado. At December 31, 2003 and 2002, the Company had an 85.85% interest as the managing owner in this project and a subsidiary of EQR had the remaining 14.15% interest.

In January 2003, the Company's board of directors approved a plan for the Company to seek institutional investors to purchase an interest in the residential rental phases at Palomino Park. As a result of weakness in the Denver, Colorado economy, fluctuating occupancy, significant concessions and high leverage ratios (a deterrent to institutional investors), the Company has determined that it would no longer continue to search for such an investor at this time.

With respect to EQR's 14.15% interest in the corporation that owns Palomino Park, there exists a put/call option between the Company and EQR related to one-half of such interest (7.075%) for $1,900,000. A transaction for the remaining interest would be subject to negotiation between the Company and EQR.

In December 1995, the Trust marketed and sold $14,755,000 of tax-exempt bonds to fund construction at Palomino Park (the "Palomino Park Bonds"). Initially, all five phases of Palomino Park were collateral for the Palomino Park Bonds. The Palomino Park Bonds have an outstanding balance of $12,680,000 at December 31, 2003 and 2002 and are currently collateralized by four phases at Palomino Park, as Silver Mesa was released from the collateral in November 2000. In June 2000, the Company obtained a five-year AA rated letter of credit from Commerzbank AG to provide additional collateral for the Palomino Park Bonds. This letter of credit, which expires in May 2005, replaced an expiring letter of credit. A subsidiary of EQR has guaranteed Commerzbank AG's letter of credit; such guarantee also expires in May 2005.

In December 1997, Phase I, the 456 unit phase known as Blue Ridge, was completed at a cost of approximately $41,600,000. At that time, the Company obtained a $34,500,000 permanent loan (the "Blue Ridge Mortgage") secured by a first mortgage on Blue Ridge. The Blue Ridge Mortgage matures in December 2007 and bears interest at a fixed rate of 6.92% per annum. Principal payments are based on a 30-year amortization schedule.

In November 1998, Phase II, the 304 unit phase known as Red Canyon, was completed at a cost of approximately $33,900,000. At that time, the Company acquired the Red Canyon improvements and the related construction loan was repaid with the proceeds of a $27,000,000 permanent loan (the "Red Canyon Mortgage") secured by a first mortgage on Red Canyon. The Red Canyon Mortgage matures in December 2008 and bears interest at a fixed rate of 6.68% per annum. Principal payments are based on a 30-year amortization schedule.

In October 2000, Phase III, the 264 unit phase known as Silver Mesa was completed at a cost of approximately $44,200,000. The Company made the strategic decision to convert Silver Mesa into condominium units and sell them to individual buyers. In conjunction with this decision, the Company prepared certain units to be sold and continued to rent certain of the remaining unsold units during the sellout period until the inventory available for sale has been significantly reduced and additional units are required to be prepared for sale. In conjunction with this decision, the Company made a payment of $2,075,000 to reduce the outstanding balance on the tax-exempt bonds in order to obtain the release of the Silver Mesa phase from the Palomino Park Bond collateral. In December 2000, the Company obtained a $32,000,000 loan from KeyBank National Association (the "Silver Mesa Conversion Loan") which bore interest at LIBOR + 2.00% per annum, was collateralized by the unsold Silver Mesa units, matured in December 2003 and provided for one six-month extension at the Company's option. Generally 90% of net sales proceeds per unit were applied to principal repayments. During May 2003, the Company repaid the remaining unpaid principal balance of the Silver Mesa Conversion Loan with proceeds from Silver Mesa unit sales and available cash.

Sales of condominium units at the Silver Mesa phase of Palomino Park commenced in February 2001 and 209 units have been sold through December 31, 2003. The following table provides information regarding sales of Silver Mesa units:

	For the Years Ended December 31,			**Project**
	2003	**2002**	**2001**	**Totals**
Number of units sold	56	48	105	209
Gross proceeds	$12,535,000	$10,635,000	$21,932,000	$ 45,102,000
Principal paydown on Silver Mesa Conversion Loan	$ 4,318,000	$ 9,034,000	$18,648,000	$ 32,000,000

The following table details operating information related to the Silver Mesa units being rented. As the Company continues to sell units, rental revenue, the corresponding operating expenses and cash flow from this activity will diminish.

	For the Years Ended December 31,		
	2003	2002	2001
Rental revenue	$ 702,000	$ 1,462,000	$ 2,224,000
Net operating income (A)	$ 431,000	$ 884,000	$ 1,488,000

(A) Net operating income is defined as rental revenue, less property operating and maintenance expenses, real estate taxes and property management fees.

In December 2001, Phase IV, the 424 unit phase known as Green River, was completed at a cost of approximately $56,300,000. Effective December 31, 2001, the Company (i) became obligated for the construction loan, (ii) released the developer of the economic risks it bore during construction and initial lease-up as the developer carried the construction loan and a significant portion of the costs incurred on its balance sheet and (iii) the developer no longer participated in any positive operating income generated during the period. The construction loan balance was $37,111,000 at December 31, 2002 and bore interest at LIBOR + 1.75% per annum (3.17% at December 31, 2002).

In February 2003, the Company obtained a $40,000,000 permanent loan secured by a first mortgage on Green River (the "Green River Mortgage"). The Green River Mortgage matures in March 2013 and bears interest at a fixed rate of 5.45% per annum. Principal payments are based on a 30-year amortization schedule. The proceeds of the Green River Mortgage were used to repay the Green River Construction Loan, with excess proceeds available for working capital purposes.

Phase V, the improved 29.8 acre parcel of land known as Gold Peak, had a cost basis of approximately $5,439,000 and $5,411,000 at December 31, 2003 and 2002, respectively. The Company is holding this land for possible future development.

East Lyme

On March 2, 2004, the Company entered into a contract to acquire a 144 acre parcel of land in East Lyme, Connecticut. The purchase price for the land is approximately $6,200,000, including a $200,000 refundable deposit made by the Company upon entering into the contract. The closing is conditioned upon obtaining building permits for 100 single family homes. The Company is in the process of negotiating an agreement with a home builder who would construct and sell these homes.

Segment Financial Information

See Note 13 to the Company's consolidated financial statements for additional information regarding the Company's industry segments.

Future Investments

The Company may in the future make debt and equity investments in entities owned and/or operated by unaffiliated parties which may engage in real estate-related businesses and activities or businesses that service the real estate industry. Some of the entities in which the Company may invest, may be start-up companies or companies in need of additional capital. The Company may also manage and lease properties owned by it or in which it has an equity or debt investment. Some investments may be in entities which make investments in non-real estate assets, such as certain of the debt investments that Second Holding may invest in.

Item 2. Properties.

The following property information is presented by SBU.

Wellsford/Whitehall

As of December 31, 2003, Wellsford/Whitehall owned and operated 25 properties, including 17 office properties, five net-leased retail properties and three land parcels, totaling approximately 2,808,000 square feet of improvements. The following table sets forth certain information related to all of these properties at December 31, 2003:

Property	Type	Location	Leasable Building Square Feet	Year Constructed/ Rehabilitated	Number of Tenants	Occupancy	Principal Tenants Name	Principal Tenants Lease Expiration	Base Rent per Square Foot	Escalated Rent per Square Foot	Market Rent per Square Foot *	Encumbrance
Operating Properties – Office												
300 Atrium Drive	Office	Somerset, NJ	147,000	1983	5	100%	AT&T (E)	March 2004	$ 20.83	$ 23.68	$ 18.50	(A)
400 Atrium Drive	Office	Somerset, NJ	355,000	1985	2	49%	Merrill Lynch (F)	December 2003	20.21	21.53	19.50	(A)
500 Atrium Drive	Office	Somerset, NJ	169,000	1984	4	95%	AT&T (G)	December 2003	18.46	22.70	18.75	(A)
700 Atrium Drive	Office	Somerset, NJ	181,000	1985	2	100%	Merck	June 2005	17.39	20.85	18.50	(A)
Garden State Exhibit Center	Flex	Somerset, NJ	82,000	1968/1989	N/A	N/A	N/A	N/A	N/A	N/A	N/A	(A)
150 Mt. Bethel Road	Office/Flex	Warren, NJ	129,000	1981	3	43%	GMAC	March 2008	20.18	22.25	21.50	(A)
379/399 Campus Drive	Office	Franklin Twp, NJ	199,000	1984	1	10%	Royal Consumer Products	September 2009	23.65	25.17	18.25	(A)
333 Elm Street	Office	Dedham, MA	48,000	1983	7	55%	RNK, Inc.	June 2006	28.34	30.75	18.00	(B)
Dedham Place	Office	Dedham, MA	160,000	1987/2002	4	29%	Washington Mutual	January 2007	32.06	42.58	20.00	(B)
201 University Avenue	Office	Westwood, MA	82,000	1982	1	100%	RCN Corp.	December 2009	18.00	20.56	11.00	(B)
7/57 Wells Avenue	Office	Newton, MA	89,000	1982	16	95%	GEO Centers	November 2004	25.65	27.60	22.00	(B)
75/85/95 Wells Avenue	Office	Newton, MA	242,000	1976/1986	6	79%	Wonderware Corp.	April 2005	31.71	33.60	22.00	(B)
105 Challenger Road	Office	Ridgefield Park, NJ	147,000	1992	3	100%	Samsung America, Inc.	June 2010	23.43	27.37	26.50	(A)
117 Kendrick Street	Office	Needham, MA	212,000	1963/2000	4	60%	MCK Communication	March 2007	20.64	22.66	22.00	(A)
Airport Park	Office	Hanover Twp, NJ	97,000	1979/2002	10	83%	CapGemini	January 2006	20.62	25.00	19.75	(C)
Subtotal—Operating Properties – Office			2,339,000		68	65%			22.28	25.28	20.14	
Operating Properties – Retail												
Essex	Retail	Essex, MD	10,000	2000	1	100%	CVS	January 2024	39.25	39.25	39.25	(C)
Pennsauken	Retail	Pennsauken, NJ	12,000	2001	1	100%	CVS	January 2024	26.50	26.50	26.50	(C)
Runnemeade	Retail	Runnemeade, NJ	12,000	2001	1	100%	CVS	January 2024	27.75	27.75	27.75	(C)
Wetumpa	Retail	Wetumpa, AL	10,000	2001	1	100%	CVS	January 2024	21.75	21.75	21.75	(C)
Richmond	Retail	Richmond, VA	10,000	2001	1	100%	CVS	January 2024	26.25	26.25	26.25	(C)
Subtotal—Operating Properties – Retail			54,000		5	100%			28.21	28.21	28.21	
Subtotal—Operating Properties			2,393,000		73	66%			22.49	25.39	20.42	

Property	Type	Location	Leasable Building Square Feet	Year Constructed/ Rehabilitated	Number of Tenants	Occupancy	Principal Tenants Name	Principal Tenants Lease Expiration	Base Rent per Square Foot	Escalated Rent per Square Foot	Market Rent per Square Foot *	Encumbrance
Land and Properties Under Renovation												
600 Atrium Drive	Land (H)	Somerset, NJ	N/A	N/A	N/A	N/A	--	--	--	--	--	(D)
Airport Park	Land (H)	Hanover Twp, NJ	N/A	N/A	N/A	N/A	--	--	--	--	--	(D)
74 Turner Street	Land (H)	Waltham, MA	N/A	N/A	N/A	N/A	--	--	--	--	--	(D)
128 Technology Center**	Office	Waltham, MA	270,000	1986	2	6%	Wachovia Securities	November 2013	26.00	26.00	24.35	(B)
Subtotal—Land and Properties Under Renovation			270,000		2	6%			26.00	26.00	24.35	
Properties Held for Sale – Office												
Oakland Ridge	Flex	Columbia, MD	145,000	1972/2002	5	75%	Wells Fargo	May 2012	15.55	16.33	15.00	(C)
Subtotal—Properties Held for Sale			145,000		5	75%			15.55	16.33	15.00	
Total/Portfolio Average at December 31, 2003			2,808,000		80	62%			$ 22.08	$ 24.81	$ 20.11	

(A) Encumbered by the Wellsford/Whitehall GECC Facility.
(B) Encumbered by a $64,666,000 mortgage.
(C) Encumbered by other mortgages.
(D) Unencumbered.
(E) Tenant is expected to vacate at lease expiration lowering occupancy to 49% for the property.
(F) Lease expired on December 31, 2003 and the tenant vacated lowering occupancy to 13% for the property.
(G) AT&T space partially leased to a new tenant on January 1, 2004, Computer Science Corporation, through December 31, 2008.
(H) Land zoned for office development.
* Represents the judgment of WP Commercial, the managing member, as to specific property market rent per square foot as of December 31, 2003.
** Wellsford/Whitehall is in the process of converting building from single to multi-tenant.

The following table sets forth historical Wellsford/Whitehall portfolio information by year:

At December 31,	Total Building Square Feet	Total Portfolio Occupancy	Square Feet of Operating Properties	Occupancy of Operating Properties
2003	2,808,000	62%	2,393,000	66%
2002	3,874,000	68%	3,328,000	76%
2001	3,905,000	70%	3,307,000	69%

Leases typically provide for step-ups in base rent periodically over the term of a lease and pass throughs to tenants of their pro rata share of increases in certain expenses (real estate taxes and operating expenses) over a base year. Leases generally provide for improvement allowances for all or a portion of the tenant's initial construction of its premises. The following table sets forth as of December 31, 2003 lease expirations for each of the next ten years, assuming tenants do not exercise any renewal options:

Year	Number of Expiring Leases	Leasable Square Feet of Expiring Leases	Percentage of Total Leased Square Feet	Annual Base Rent of Expiring Leases	
				Total	Per Square Foot
2004	21	253,000	16%	$ 5,106,000	$ 20.20
2005	14	358,000	23%	7,939,000	22.20
2006	10	181,000	12%	5,086,000	28.03
2007	10	113,000	7%	2,952,000	26.04
2008	12	172,000	11%	3,697,000	21.53
2009	5	104,000	7%	2,462,000	23.62
2010	2	122,000	8%	3,319,000	27.10
2011	1	6,000	0%	145,000	25.00
2012	1	16,000	1%	395,000	24.00
2013	2	98,000	6%	1,771,000	18.05

One tenant in the Wellsford/Whitehall portfolio accounted for 12% of rental revenues of Wellsford/Whitehall for the year ended December 31, 2003. No other tenant accounted for more than 9% of rental revenues during that year.

Wellsford Capital

Wellsford Capital owned the following commercial office property which is held for sale at December 31, 2003:

Property	Location	Leasable Building Square Feet	Year Constructed/ Rehabilitated	Number of Tenants	Occupancy	Principal Tenants	Lease Expiration
421 Chestnut St....	Philadelphia, PA	49,117	1857/1983/2002	2	48%	(A)	September 2007
Total/Average at December 31,							
	2003 (B)..........	49,117		2	48%		
	2002	175,183		7	60%		
	2001	175,183		9	62%		

(A) Kittredge Donley (approximately 14,000 square feet).
(B) Decrease in square feet due to the sale of one property in July 2003.

The Company, through its investment in the West Deptford Venture, has a leasehold interest in a 154 acre parcel in West Deptford, New Jersey. The Company's capital investment in this venture was $330,000 at December 31, 2003.

Wellsford Development

The Company owned the following multifamily properties at December 31, 2003:

Property	Location	Units	Year Constructed	Occupancy	Monthly Effective Rent per Unit (A)	Encumbrance	
Blue Ridge	Denver, CO	456	1997	86%	$ 941	$ 31,945,000	(B)
Red Canyon	Denver, CO	304	1998	91%	1,109	25,294,000	(B)
Green River	Denver, CO	424	2001	88%	989	39,586,000	(B)
Total/Average at December 31,							
	2003................	1,184		88%	$ 1,001	$ 96,825,000	
	2002................	1,224		95%	$ 1,107	$ 95,234,000	
	2001................	1,320		77% (C)	$ 1,267	$109,051,000	

(A) As of December 31, 2003.
(B) Encumbrance balances exclude the Palomino Park Bonds. The balance of the Palomino Park Bonds was $12,680,000 at December 31, 2003, 2002 and 2001. The Palomino Park Bond collateral includes the Blue Ridge, Red Canyon and Green River operational phases, as well as the undeveloped Gold Peak land (see below).
(C) The Green River phase was in lease-up and not included in the 2001 occupancy, but the amount includes the Silver Mesa phase which was 60% occupied at December 31, 2001. Occupancy for the Blue Ridge and Red Canyon phases aggregated 81% at December 31, 2001.

The average lease term of the tenants' leases range from six to fourteen months. Security deposits are generally required for all leases.

Phase V, the improved 29.8 acre parcel of land known as Gold Peak, had a cost basis of approximately $5,439,000 and $5,411,000 at December 31, 2003 and 2002, respectively. The Company is holding this land for possible future development.

Item 3. Legal Proceedings.

The Company is not presently a party in any material litigation.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

The Company's common shares are traded on the American Stock Exchange under the symbol "WRP". The high and low closing sales prices for the common shares on the American Stock Exchange and the dividends declared for the years ended December 31, 2003 and 2002 are as follows:

	Common Shares		
2003	**High**	**Low**	**Dividends**
1st Quarter	$16.40	$14.52	None
2nd Quarter	$16.65	$14.63	None
3rd Quarter	$17.31	$15.15	None
4th Quarter	$18.69	$17.25	None

	Common Shares		
2002	**High**	**Low**	**Dividends**
1st Quarter	$21.75	$19.00	None
2nd Quarter	$22.55	$20.10	None
3rd Quarter	$20.75	$17.20	None
4th Quarter	$18.64	$15.30	None

Holders

The approximate number of holders of record of the common shares and class A-1 common shares (collectively, "Common Shares" or "Common Stock") were 3,100 and 1, respectively, as of December 31, 2003.

Dividends

The Company did not declare or distribute any dividends during 2003 or 2002. The Company does not plan to distribute dividends for the foreseeable future, which will permit it to accumulate, for reinvestment, cash flow from investments, disposition of investments and other business activities.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table details information for each of the Company's compensation plans at December 31, 2003:

	Number of Securities to be Issued upon Exercise of Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders:			
Rollover Stock Option Plan	334,360	$ 20.45	316,168
1997 Management Incentive Plan	207,187	$ 21.37	635,465
1998 Management Incentive Plan	124,125	$ 17.34	537,574
	665,672	$ 20.16	1,489,207
Equity compensation plans not approved by shareholders	--	$ --	--
Total	665,672	$ 20.16	1,489,207

Issuer Purchases of Equity Securities

In April 2000, the Company's Board of Directors authorized the repurchase of up to 1,000,000 additional shares of its outstanding common stock. The Company intends to repurchase shares, from time to time by means of open market purchases depending on availability of shares, the Company's cash position, the price per share and other corporate matters including, but not limited to, a minimum shareholders' equity covenant as required by Commerzbank AG's letter of credit agreement for the Palomino Park Bonds. No minimum number or value of shares to be repurchased has been fixed. Pursuant to this program, 29,837 shares have been repurchased as of December 31, 2003; none during the year ended December 31, 2003.

Item 6. Selected Financial Data.

The following tables set forth selected consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements included elsewhere in this Form 10-K.

(amounts in thousands, except per share data (A))

Summary Consolidated Statement of Operations Data (B)	For the Years Ended December 31, 2003	2002	2001	2000	1999
Revenues	$ 35,602	$ 30,512	$ 40,166	$ 24,220	$ 29,585
Costs and expenses (C)	(37,903)	(33,750)	(45,559)	(24,819)	(28,393)
(Loss) income from joint ventures (D)	(34,429)	(209)	4,564	3,247	9,622
Gain on sales of assets, net of impairment provision of $3,600 in 2000	--	--	--	7,260	--
Minority interest benefit (expense)	85	43	(283)	(66)	(55)
(Loss) income before income taxes, Convertible Trust Preferred Securities and discontinued operations	(36,645)	(3,404)	(1,112)	9,842	10,759
Income tax (expense) benefit (D)	(7,135)	1,322	(513)	(997)	(1,929)
Convertible Trust Preferred Securities distributions, net of tax benefit of $720, $720 and $510 in 2002, 2001 and 2000, respectively	(2,099)	(1,380)	(1,380)	(861)	--
(Loss) income from continuing operations	(45,879)	(3,462)	(3,005)	7,984	8,830
Income (loss) from discontinued operations, net of impairment provision of $1,125 in 2000 and net of taxes (E)	20	90	280	(1,516)	31
Net (loss) income	$ (45,859)	$ (3,372)	$ (2,725)	$ 6,468	$ 8,861
Per share amounts, basic and diluted:					
(Loss) income from continuing operations	$ (7.11)	$ (0.53)	$ (0.42)	$ 0.94	$ 0.86
Income (loss) from discontinued operations (E)	--	0.01	0.04	(0.18)	--
Net (loss) income	$ (7.11)	$ (0.52)	$ (0.38)	$ 0.76	$ 0.86
Cash dividends declared per common share	$ --	$ --	$ --	$ --	$ --
Weighted average number of common shares outstanding, basic	6,454	6,437	7,213	8,508	10,321
Weighted average number of common shares outstanding, diluted	6,454	6,437	7,213	8,516	10,329

Selected Financial Data (continued)

Summary Consolidated Balance Sheet Data	December 31, 2003	2002	2001	2000	1999
Real estate assets, at cost	$ 147,357	$ 156,676	$ 164,916	$ 160,583	$ 158,812
Accumulated depreciation	(16,775)	(12,834)	(9,386)	(7,761)	(6,307)
Notes receivable	3,096	28,612	34,785	37,824	37,260
Assets held for sale (E)	2,335	6,256	5,844	6,444	7,670
Investment in joint ventures	53,760	94,181	95,807	120,969	114,390
Cash and cash equivalents	55,378	38,582	36,092	36,245	34,333
Investments in U.S. Government securities	27,516	--	--	--	--
Total assets	285,827	332,775	345,838	375,770	366,331
Mortgage notes payable	109,505	112,233	121,731	104,404	114,895
Credit facility	--	--	--	12,000	--
Convertible Trust Preferred Securities	25,000	25,000	25,000	25,000	--
Shareholders' equity	131,274	176,567	178,079	215,982	229,691
Other balance sheet information:					
Common shares outstanding	6,456	6,451	6,405	8,350	9,611
Equity per share	$ 20.33	$ 27.37	$ 27.80	$ 25.86	$ 23.90

(A) All share and per share amounts have been adjusted for all periods presented in this table for the impact of the June 9, 2000 stockholder approved two for one reverse stock split.

(B) See Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations for significant changes in revenues and expenses of the Company.

(C) Includes a restructuring charge of $3,527 during the year ended December 31, 2001, with no similar charges in other periods presented.

(D) During the fourth quarter of 2003, Wellsford/Whitehall recorded an impairment charge of approximately $114,700 related to 12 assets in the portfolio. The Company's share of this impairment charge was approximately $37,377 in 2003 and as a result, the Company wrote-off related unamortized warrant costs on the Company's books of approximately $2,644 related to Wellsford/Whitehall and determined that it was not appropriate to carry the balance of the net deferred tax asset attributable to NOL carryforwards and recorded a valuation allowance of $6,680 in the fourth quarter of 2003.

(E) Relates to the classification of two properties in the Wellsford Capital SBU as a discontinued operation effective as of June 30, 2003.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-K.

Selected Significant Accounting Policies

Management has selected the following accounting policies which it believes are significant in order to understand the Company's activities, financial position and operating results.

Principles of Consolidation and Financial Statement Presentation. The consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries. All significant inter-company accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.

Investments in entities where the Company does not have a controlling interest are accounted for under the equity method of accounting. These investments are initially recorded at cost and are subsequently adjusted for the Company's proportionate share of the investment's income (loss), additional contributions or distributions. Specifically, the Company's investment in Wellsford/Whitehall is accounted for under the equity method as it is a minority owner with a 32.59% interest and does not have unilateral control over its board. Additionally, the Company owns an approximate 51.1% interest in Second Holding (after a special class partner shares in 35% of net income as defined) which interest is represented by two of eight board seats with one-quarter of the vote on any major business decisions.

Investments in entities where the Company does not have the ability to exercise significant influence are accounted for under the cost method. The Company accounts for its investment in Reis under the cost method as its ownership interest is in non-voting preferred shares and the Company's interests are represented by one member of Reis' seven member board.

A Variable Interest Entity ("VIE") is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, an enterprise that absorbs a majority of the expected losses of the VIE or receives a majority of the residual returns is considered the primary beneficiary and must consolidate the VIE. The Company has two variable interest entities, Reis, which is not being consolidated, and the West Deptford Venture, which is consolidated at December 31, 2003. In addition, based on the provisions of FIN 46, the Company will be required to deconsolidate the entity which issued the Convertible Trust Preferred Securities during the quarter ending March 31, 2004. The Company is currently assessing the impact to the display changes for the financial statements, but believes that there will be no material impact to financial position, results of operations or cash flows upon adoption.

The accompanying consolidated financial statements include the assets and liabilities contributed to and assumed by the Company from the Trust, from the time such assets and liabilities were acquired or incurred, respectively, by the Trust. Such financial statements have been prepared using the historical basis of the assets and liabilities and the historical results of operations related to the Company's assets and liabilities.

Investment in U.S. Government Securities. Investments in U.S. Government securities are classified as held-to-maturity and are carried at amortized cost.

Real Estate, Other Investments, Depreciation, Amortization and Impairment. Costs directly related to the acquisition, development and improvement of real estate are capitalized, including interest and other costs incurred during the construction period. Costs incurred for significant repairs and maintenance that extend the usable life of the asset or have a determinable useful life are capitalized. Ordinary repairs and maintenance are expensed as incurred. The Company expenses all lease turnover costs for its residential units, such as painting, cleaning, carpet replacement and other turnover costs, as such costs are incurred.

Tenant improvements and leasing commissions related to commercial properties are capitalized and amortized over the terms of the related leases. Costs incurred to acquire investments in joint ventures are capitalized and amortized over the expected life of the related investment. Additional amortization is charged as specified assets are sold in cases where the joint venture would cease to exist when all assets are sold or otherwise disposed of or where impairment provisions are recorded at the joint venture. Depreciation is computed over the expected useful lives of depreciable property on a straight-line basis, principally 27.5 years for residential buildings and improvements, 40 years for commercial properties and two to twelve years for furnishings and equipment.

The Company reviews its real estate assets, investments in joint ventures and other investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Real Estate – Residential Units Available for Sale. The Company's residential units available for sale are recorded at the lower of historical cost or market value based upon current conditions. As units are sold, the Company records cost of sales based upon relative sales values. Sales price concessions are recognized as a reduction in sales revenues as individual units are sold. Advertising costs are expensed as incurred.

Revenue Recognition. Commercial properties are leased under operating leases. Rental revenue from office properties is recognized on a straight-line basis over the terms of the respective leases. Residential units are leased under operating leases with terms of generally six to fourteen months and such rental revenue is recognized monthly as tenants are billed. Interest revenue is recorded on an accrual basis over the life of the loan. Prepayment penalties on mortgages receivable are recorded as interest revenue in the period that such fees are earned. Fee revenues are recorded in the period earned, based upon formulas as defined by agreement for management services or upon asset sales and purchases by certain joint venture investments. Sales of real estate assets are recognized at closing, subject to receipt of down payments and other requirements in accordance with applicable accounting guidelines.

Income Taxes. The Company accounts for income taxes under SFAS No. 109 *"Accounting for Income Taxes."* Deferred income tax assets and liabilities are determined based upon differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are estimated to be in effect when the differences are expected to reverse. Valuation allowances with respect to deferred income tax assets are recorded when deemed appropriate and adjusted based upon periodic evaluations.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Results of Operations

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

The change in net loss per share, basic and diluted of $6.59 per share from a loss in 2002 of $(0.52) per share to a loss in 2003 of $(7.11) per share, is attributable to a current period loss of $(45,859,000), whereas in the 2002 period, the loss was $(3,372,000). The 2003 loss includes charges aggregating $(46,701,000) attributable to an impairment provision by the Wellsford/Whitehall venture and related charges during the fourth quarter of 2003. Annually, after the preparation of budgets for the following year and as part of the financial statement closing process, Wellsford/Whitehall performs evaluations for impairment on all of its real estate assets. As part of this evaluation, Wellsford/Whitehall recorded an impairment charge of approximately $114,700,000 related to 12 assets in the portfolio during the fourth quarter of 2003. The provision is not the result of a change in intended use of such assets, however, it is the result of several factors including, but not limited to, a continued deterioration of and outlook for the suburban office submarkets where Wellsford/Whitehall's properties are situated. Specifically, these include decreasing market rents, slower absorption trends and greater tenant concession costs. The Company's share of this impairment charge was approximately $37,377,000 in 2003. Additionally, as a result of the Wellsford/Whitehall charge, the Company wrote-off the balance of unamortized warrant costs of $2,644,000 related to Wellsford/Whitehall and determined that it was not appropriate to carry the balance of the net deferred tax asset attributable to net operating loss ("NOL") carryforwards and recorded a valuation allowance of $6,680,000 in the fourth quarter of 2003.

Rental revenue decreased $849,000. This decrease is due to the impact of rent concessions in excess of the 2002 period at all phases of Palomino Park in the Wellsford Development SBU ($1,510,000) and reduced rental operations at the Silver Mesa phase resulting from unit sales and fewer units being rented in the 2003 period as compared to the 2002 period ($762,000), offset by commenced operations at the Green River phase at Palomino Park effective January 1, 2002 as such revenues in the fiscal 2003 period are in excess of the 2002 period ($975,000) and increased average physical occupancy and other tenant fee increases at the Blue Ridge and Red Canyon phases at Palomino Park ($448,000).

Revenues from sales of residential units and the associated cost of sales from such units were $12,535,000 and $10,708,000, respectively, from 56 sales during 2003 and were $10,635,000 and $9,544,000, respectively, from 48 sales during the 2002 period. The average pre-tax income from 2003 unit sales was approximately $9,900 greater per unit than in the corresponding 2002 period as a result of sales of higher priced and larger units, a reduced commission rate on the units sold and declining interest costs included in cost of sales as the average outstanding debt balance was being reduced over the periods until its ultimate repayment in May 2003.

Interest revenue increased $3,355,000. This increase is due to the receipt of a yield maintenance penalty of $4,368,000 from the prepayment of the 277 Park Loan at September 30, 2003, offset by reduced interest of $948,000 earned on loans from lower average outstanding loan balances in the 2003 period as compared to the 2002 period (including $767,000 related to the loss of revenue during the fourth quarter of 2003 from the 277 Park Loan), as well as reduced interest earned on cash and securities of $65,000 from the net effect of lower base interest rates and a higher average outstanding investable cash and securities balance during the current period versus the comparable 2002 period.

Fee revenue increased $684,000. Asset disposition fees payable by Whitehall derived from Wellsford/Whitehall sales amounted to $430,000 during 2003, with only $29,000 earned in the 2002 period. Additionally, the Company's management fees for its role in the Second Holding investment increased $283,000 from the growth of assets under management in that venture. Fee revenue will be impacted in the future by increases in assets under management by Second Holding and the ability to sell assets by Wellsford/Whitehall.

Property operating and maintenance expense decreased $80,000. This decrease is primarily the result of refunds for water charges by the municipality for Palomino Park coupled with the Company absorbing lower utility costs in 2003 because of a 90% average physical occupancy compared to 86% in the 2002 period and payroll reductions from a smaller property operating staff, offset in part by additional tenant replacement and advertising costs and rising insurance premiums.

The increase in real estate taxes of $6,000 is primarily attributable to higher assessments and rates in the 2003 period as compared to the 2002 period for the Blue Ridge, Red Canyon and Green River phases at Palomino Park ($73,000), offset by reduced taxes on the Gold Peak land from a lower 2003 assessment ($44,000) and reduced taxes from the sale of Silver Mesa units ($23,000).

Depreciation and amortization expense increased $3,273,000. This increase is attributable to the Company expensing $4,021,000 of unamortized warrant costs in 2003, including the write-off of the remaining $2,644,000 balance relating to the Wellsford/Whitehall venture as a result of an impairment charge taken by Wellsford/Whitehall during the fourth quarter of 2003, whereas in 2002 the expense was $758,000 including an impairment related adjustment of $284,000 in that period, additional Green River depreciation as the final sections of this phase were put in service during the 2002 period ($194,000) and fixed asset additions for the other Palomino Park phases and corporate office assets ($101,000), offset by a declining depreciation basis resulting from the transfer of Silver Mesa units from operations to residential units available for sale during both periods ($285,000).

Property management expenses decreased $127,000. Such decrease is primarily due to the reduction in contractual management fees beginning October 1, 2002 from a 3% annual fee of gross receipts to a 2% annual fee for the Palomino Park operational phases, in addition to a decrease in net rental revenues in the 2003 period (see above rental revenue discussion). If the fee had remained at 3% for the comparable 2003 period, the decrease would have been $109,000 less.

Interest expense increased $733,000. This increase is primarily attributable to the Green River phase as the 2003 period includes interest at a higher fixed rate from February 2003 on permanent financing, whereas in the 2002 period, the variable interest rate and the average outstanding balance on the construction financing were both lower than the 2003 amounts ($855,000). In addition there was a higher average base interest rate on the Palomino Park Bonds in the 2003 period as compared to the 2002 period ($14,000). These increases were partially offset by reduced interest expense from a lower average outstanding principal balance and a lower base interest rate on the Silver Mesa Conversion Loan, which was fully repaid in May 2003 ($71,000) and lower average outstanding principal balances with respect to the other Palomino Park phases ($56,000).

General and administrative expenses decreased $976,000 as described below:

	For the Years Ended December 31,		
	2003	2002	(Decrease) Increase
General and administrative expense per Statement of Operations	$ 5,590,971	$ 6,567,166	$ (976,195)
Less non-cash component of general and administrative expenses for:			
Amortization of stock generally issued into deferred compensation plan	277,664	1,243,332	(965,668)
Expensing of stock options	93,600	--	93,600
Total non-cash component of general and administrative expenses	371,264	1,243,332	(872,068)
Cash component of general and administrative expenses	$ 5,219,707	$ 5,323,834	$ (104,127)
Percentage (decrease) from prior year for cash component (A)	(2.0%)	(22.7%)	
Percentage of Total Assets at each year end for cash component	1.83%	1.60%	
Total Assets at each year end	$285,827,126	$332,775,043	

(A) The principal reason for the decline in the cash component of general and administrative expenses is lower payroll and payroll related costs.

The Company realized a loss aggregating $(34,429,000) in 2003 from its joint venture investments as compared to a loss of $(209,000) in 2002. An analysis of the decrease follows:

	For the Year Ended December 31,		
	2003	2002	Increase (Decrease)
Wellsford/Whitehall:			
(Loss) from continuing operations (A)	$ (1,203,000)	$ (959,000)	$ (244,000)
Impairment charges (B)	(37,377,000)	(440,000)	(36,937,000)
Net gain (loss) from assets sold (C)	3,030,000	(82,000)	3,112,000
Write-off of deferred debt costs and prepayment penalties from debt pay-offs and interest expense on assets sold (C)	(1,584,000)	(2,849,000)	1,265,000
Income from discontinued operations (A)	661,000	3,038,000	(2,377,000)
(Loss) from Wellsford/Whitehall	(36,473,000)	(1,292,000)	(35,181,000)
Second Holding (D)	1,640,000	723,000	917,000
Clairborne Fordham	405,000	361,000	44,000
Other	(1,000)	(1,000)	--
(Loss) from joint ventures	$ (34,429,000)	$ (209,000)	$ (34,220,000)

(A) The 2003 period was impacted by the sale of properties during 2003, lower occupancy and lower rental rates than the corresponding 2002 period.

(B) As previously noted, Wellsford/Whitehall recorded an impairment charge related to 12 assets in the portfolio during the fourth quarter of 2003. The 2002 impairment charge was attributable to two properties held for sale at December 31, 2002 which were sold during 2003.

(C) One property was classified as held for sale at December 31, 2003. Ten properties and one land parcel were sold during the 2003 period with one sale in the corresponding 2002 period. The write-off of deferred debt costs relates to the properties held for sale or sold which were encumbered.

(D) The increase in earnings is a result of an increase in average invested assets generating increased income for that venture in 2003 as compared to 2002.

Minority interest changed $42,000 from a benefit of $43,000 in the 2002 period to a benefit of $85,000 in the 2003 period, primarily attributable to a larger loss in the Wellsford Development SBU in 2003 as compared to the 2002 period.

Income taxes changed from a benefit of $1,322,000 in 2002 to a provision of $7,135,000 in 2003 primarily from the Company increasing the valuation allowance to reflect the portion of the deferred tax asset relating to the benefit of net operating loss carry forwards that the Company determined would not be realizable in the next three years as a result of the significant loss reported by the Wellsford/Whitehall venture and a loss in 2002 in which the tax benefit from an estimated carry back of losses was partially offset by minimum state and local taxes.

The change in after tax cost of the Convertible Trust Preferred Securities results from not having available any tax benefit in 2003 whereas there was a 34% tax benefit in 2002.

Income from discontinued operations after taxes reflects the reclassification of the revenue and expenses from the two VLP properties in the Wellsford Capital SBU as a result of the change in classification to held for sale at June 30, 2003. The net reclassified amounts were $20,000 and $90,000 for the years ended December 31, 2003 and 2002, respectively. The decrease is primarily attributable to the sale of one of the two properties held for sale in July 2003.

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

Rental revenue increased $2,664,000. This increase is due to the commencement of operations effective January 1, 2002 at the Green River phase at Palomino Park in the Wellsford Development SBU ($4,466,000), offset by reduced rental revenue from the Silver Mesa phase at Palomino Park from unit sales ($765,000), revenues from the four VLP assets earned in the period prior to their respective sales during 2001 ($692,000) and decreased economic occupancy at the Blue Ridge and Red Canyon phases at Palomino Park ($345,000).

Revenues from the sale of Silver Mesa residential units and the associated cost of sales from such units were $10,635,000 and $9,544,000, respectively, from 48 sales during the year ended December 31, 2002 and were $21,932,000 and $19,364,000, respectively, from 105 sales during the corresponding 2001 period. The reduction of 2002 sales from 2001 sales is primarily due to the backlog of contracts which were closed after receipt of final approvals and releases in February 2001 to begin the condominium sales process and general and local economic conditions. The decline in gross profit of approximately $1,700 per unit during the 2002 period results primarily from sales price concessions.

Interest revenue decreased $1,079,000. This decrease is due to reduced interest income earned on loans of $686,000 from lower average outstanding loan balances in 2002 as compared to 2001, as well as reduced interest earned on cash of $393,000 from lower interest rates during the current period versus the comparable 2001 period.

Fee revenue increased $58,000. Such increase resulted from an increase in the Company's management fees for its role in the Second Holding investment of $429,000 from increased assets under management in that venture, offset by reduced transaction fees payable by Whitehall from sales of properties by Wellsford/Whitehall and certain asset purchases by a related entity as such fees amounted to $388,000 for the 2001 period, with only $29,000 earned in the corresponding 2002 period and $12,000 of loan modification fees earned in 2001 with no corresponding amount in 2002. Fee revenue will be impacted in the future by increases in assets under management by Second Holding and the ability to sell assets by Wellsford/Whitehall.

Property operating and maintenance expense increased $1,578,000. This increase is the result of (i) the commencement of operations at Green River on January 1, 2002 ($1,127,000), (ii) increased property level payroll, insurance and significant retenanting costs at all operating phases at Palomino Park (for Silver Mesa, such increases were in excess of reductions from units sold) plus the cessation of capitalization of certain costs at Gold Peak commencing January 1, 2002 ($797,000), offset in part by expenses from the four VLP assets incurred in the period prior to their respective sales during 2001 ($346,000).

The increase in real estate taxes of $427,000 is primarily due to the commencement of operations at Green River ($374,000) and the cessation of cost capitalization on the undeveloped Gold Peak land ($155,000) and increased Silver Mesa real estate taxes for a higher tax rate from more units being assessed at a condominium value, which is higher than the assessment for a rental unit ($14,000), partially offset by taxes from the four VLP assets for the period prior to their respective sales during 2001 ($116,000).

Depreciation and amortization expense decreased $43,000. This decrease is attributable to the amortization of joint venture cost as only one property was sold by Wellsford/Whitehall and one property was subject to an impairment adjustment during the 2002 period, causing a write-off of the related unamortized warrant balances by the Company ($758,000) whereas eleven properties were sold in the prior year's comparable period ($1,950,000), reduced basis from the transfer of 96 units at Silver Mesa during 2002 to replenish sales inventory (as 28 units became part of sales inventory in January 2002, 30 units in July 2002 and 38 units in October 2002) ($295,000) and reduced depreciation in 2002 of corporate furniture, fixtures and equipment ($212,000). These decreases were offset by the commencement of depreciation on the Green River rental phase ($1,573,000) and fixed asset additions on Blue Ridge and Red Canyon ($83,000).

Property management expenses decreased $20,000. Such decrease is due to the sale of the four VLP properties during 2001 and the assumption of certain management duties by the Company in April 2002 (which were previously performed by an affiliate of Whitehall for the VLP properties)($79,000), as well as decreased rental revenues from lower economic occupancy at Blue Ridge and Red Canyon ($36,000) and Silver Mesa sales ($26,000), partially offset by the commencement of operations at Green River ($121,000). The Palomino Park property management expenses were also impacted by the reduction in contractual management fees during the fourth quarter of 2002 from a 3% annual fee of gross receipts to a 2% annual fee.

Interest expense increased $1,495,000. This increase is attributable to the cessation of interest and debt cost capitalization in 2002 at Palomino Park ($1,841,000 was capitalized in the 2001 period for Green River and Gold Peak) and interest on the Green River Construction Loan ($1,295,000). Such amounts are offset by reduced expense from a lower outstanding balance and a reduced interest rate on the Silver Mesa Conversion Loan ($1,166,000), the expiration of the Wellsford Finance Facility in January 2002 (which had up to $12,000,000 of outstanding balances for portions of the 2001 period) ($294,000), reduced interest on the Palomino Park Bonds from a lower base interest rate in 2002 ($129,000) and lower interest on the Blue Ridge and Red Canyon fixed rate loans from lower average outstanding balances due to principal amortization ($52,000).

General and administrative expenses decreased $1,900,000. This decrease is primarily the result of an expense reduction program implemented by management in 2001 which resulted in reduced salaries and related benefits and lower net occupancy costs. An analysis of general and administrative expenses follows:

	For the Years Ended December 31,		
	2002	**2001**	**(Decrease)**
General and administrative expense per Statement of Operations	$ 6,567,166	$ 8,466,948	$ (1,899,782)
Less non-cash component of general and administrative expenses for amortization of stock generally issued into deferred compensation plan	1,243,332	1,578,009	(334,677)
Cash component of general and administrative expenses	$ 5,323,834	$ 6,888,939	$ (1,565,105)
Percentage (decrease) from prior year for cash component	(22.7%)		
Percentage of Total Assets at each year end for cash component	1.60%	1.99%	
Total Assets at each year end	$ 332,775,043	$ 345,838,157	

The restructuring charge in 2001 of $3,527,000 is for costs incurred pursuant to the early retirement of the Company's former President and other personnel changes. Such costs are comprised of severance arrangements including the repurchase of stock options and the write-off of unamortized deferred stock compensation. Of the expected aggregate cash payments of $3,466,000, the Company paid approximately $2,800,000 in the first quarter of 2002 with the remaining accrued balance paid during the first quarter of 2003.

Income from joint ventures decreased $4,773,000. An analysis of the decrease follows:

	For the Years Ended December 31,		
	2002	2001	Increase (Decrease)
Wellsford/Whitehall:			
Continuing and discontinued operations (A)...	$ (770,000)	$ 302,000	$(1,072,000)
(Loss) gain on sale of assets (B).....................	(82,000)	10,321,000	(10,403,000)
Impairment charges (C)................................	(440,000)	(6,256,000)	5,816,000
Second Holding (D)..	723,000	(163,000)	886,000
Clairborne Fordham..	361,000	361,000	--
Other	(1,000)	(1,000)	--
(Loss) income from joint ventures....................	$ (209,000)	$ 4,564,000	$(4,773,000)

(A) Includes a write-off of unamortized leasing costs and tenant improvements from a tenant in bankruptcy in December 2002, offset in part by lease termination income from this tenant. Additionally, 2002 was impacted, to a lesser extent, by the sale of properties in 2001, lower occupancy and lower rental rates in 2002.

(B) One property was sold in 2002 where as eleven properties were sold in 2001.

(C) Impairments in 2002 relate to two properties available for sale at December 31, 2002. Impairments in 2001 primarily relate to the change in intended use of a development property, which was sold later in that year.

(D) The increase in earnings is a result of a change in the allocation of income for the partners of the venture effective January 1, 2002, coupled with an increase in invested assets resulting in increased income for that venture.

Minority interest changed $326,000 from an expense of $283,000 in 2001 to a benefit of $43,000 in 2002, primarily attributable to fewer sales of residential units at Silver Mesa and lower economic and physical occupancy at Palomino Park, which resulted in a loss for the Wellsford Development SBU during the 2002 period.

Income taxes changed from an expense in 2001 of $513,000 to a benefit in 2002 of $1,322,000 primarily from the Company having a tax loss resulting in refundable income taxes in the 2002 fiscal period compared to a financial statement tax profit in the corresponding period in 2001 because of the Company reserving certain future tax timing benefits. The 2001 period provision was reduced by a $265,000 reversal of previously accrued state taxes as a result of net operating loss carryforwards being available in one state. Both periods include minimum state and local tax provisions.

Income from discontinued operations after taxes reflects the reclassification of the revenue and expenses from the two VLP properties in the Wellsford Capital SBU as a result of the change in classification to held for sale at June 30, 2003. The net reclassified amounts were $90,000 and $280,000 for the years ended December 31, 2002 and 2001, respectively. The decrease is primarily attributable to an increase in vacancy in one of the two properties held for sale and higher 2002 non-capitalized maintenance expenses.

The increase in a net (loss) per share, basic and diluted aggregating $(0.14) per share is attributable to a current period loss of $(3,372,000) whereas in the 2001 period, the Company reported a loss of $(2,725,000).

Income Taxes

The Company has recorded a net deferred tax liability of approximately $548,000 at December 31, 2003 which is included in accrued expenses and other liabilities in the accompanying consolidated balance sheet. This compares to a net deferred tax asset of $6,308,000 at December 31, 2002, which is included in prepaid and other assets in the accompanying consolidated balance sheet. The primary reason for the reduction in the asset results from the Company recording its 32.59% share of the approximate $114,700,000 impairment provision recorded by the Wellsford/Whitehall venture in the fourth quarter of 2003. The Company's share of the impairment provision was approximately $37,377,000 and in connection therewith, the Company wrote-off the remaining balance of related unamortized warrant costs of $2,644,000. As a result of the magnitude of such amounts, the Company determined that it was not appropriate to continue to carry the balance of the net deferred tax asset attributable to NOL carryforwards which amounted to $6,680,000 after valuation allowances at September 30, 2003.

Management has determined that valuation allowances of approximately $41,953,000 and $18,996,000 at December 31, 2003 and 2002, respectively are necessary. The increase in the valuation allowance is primarily attributable to the Wellsford/Whitehall impairment charge and the adjustment to the NOL carryforward previously described. The valuation allowance at December 31, 2003 relates to fully reserving the NOL carryforwards, the impact of deferred compensation and severance arrangements and alternative minimum tax credit carryforwards and substantially all of the differences in the basis of the Company's investment in Wellsford/Whitehall. The Company expects to realize its remaining deferred tax asset of approximately $4,047,000 at December 31, 2003 primarily through the recognition of existing deferred taxable income.

At December 31, 2003, the Company has available net operating loss carryforwards of approximately $56,500,000 which will expire between 2007 and 2012. As a result of certain limitations under Section 382 of the Internal Revenue Code as it applies to the VLP acquisition, the Company may only use $6,200,000 of such NOL carryforwards in each year. Any amount not utilized in a year may be carried forward to subsequent years. Approximately $16,500,000 could be utilized in 2004 to offset Federal taxable income.

Liquidity and Capital Resources

The Company expects to meet its short-term liquidity requirements, such as operating expenses, debt service on mortgage notes payable, Convertible Trust Preferred Securities distributions and the share of any financing requirements of its Wellsford/Whitehall venture, generally through its available cash, sales of residential units in the Wellsford Development SBU, the sale of the remaining VLP asset in the Wellsford Capital SBU, distributions from investments in joint ventures and cash provided by operations.

The Company expects to meet its long-term liquidity requirements such as maturing mortgages, credit enhancement expirations, financing acquisitions, new investments and development, financing capital improvements, minority interest distributions, joint venture financing requirements including the share of any financing requirements of its Wellsford/Whitehall venture and Convertible Trust Preferred Securities distributions through the use of available cash, maturing investments in U.S. Government treasury obligations, receipt of payments related to notes receivable, sales of residential units in the Wellsford Development SBU, sale of the remaining VLP asset in the Wellsford Capital SBU, distributions from investments in joint ventures, refinancings and the issuance of debt and the offering of additional debt and equity securities. The Company considers its cash to be adequate and expects it to continue to be adequate to meet operating requirements both in the short and long terms.

Wellsford/Whitehall expects to meet its short and long-term liquidity requirements, such as financing additional renovations, tenant improvements and leasing costs of its properties, repayments of debt maturities and operating expenses with available cash, operating cash flow from its properties, refinancing of existing loans and additional financing or preferred equity, as described below, from the principal owners of Wellsford/Whitehall, if required. At December 31, 2001, the Company and Whitehall each had completed funding their entire respective equity commitments as of that date. The additional financing/preferred equity commitment, of which the Company's share was $4,000,000, expired at December 31, 2003. Prior to June 30, 2003 the GECC Facility provided for additional financing to fund certain capital expenditures related to its properties if certain operating ratios were met; such ability expired at June 30, 2003 with no funds being advanced. Wellsford/Whitehall executed a letter agreement with GECC effective January 20, 2004, relating to the modification of the GECC Facility. The modification is subject to the execution of the final amended agreement documents. The amended agreement provides for an extension of the loan maturity to December 31, 2006, interest at LIBOR plus 3.25% per annum, a principal paydown of $1,000,000 and a $17,000,000 line of credit to fund certain capital improvements through December 31, 2005. Excess cash flow, as defined, from the properties collateralizing the GECC Facility can only be used for capital expenditures for such properties. Wellsford/Whitehall is required to establish lock box arrangements for the deposit of all rent receipts relating to each of the properties collateralizing the GECC Facility. During February 2004, Whitehall requested a dialogue with the special servicer of the Nomura Loan to discuss various forms of debt relief under the terms of the Nomura Loan. The Nomura Loan is collateralized by six of the Boston area properties in the Wellsford/Whitehall portfolio. There can be no assurance as to the outcome of these discussions. The Company and Whitehall have agreed to provide up to $8,000,000 to Wellsford/Whitehall through March 31, 2005 (of which the Company's share is 35%), however, there can be no assurance that this amount will be sufficient. At December 31, 2003, Wellsford/Whitehall's cash and cash equivalents balance was approximately $11,607,000 and restricted cash available for certain capital improvements was approximately $7,400,000.

Second Holding expects to meet its liquidity requirements for purchases of investments with proceeds from the issuance of bonds, medium-term notes and commercial paper. Liquidity for the repayments of bonds, medium-term notes and commercial paper is expected to be provided from principal repayments, from amortization of investments and upon repayment of investments at maturity. Second Holding also has $375,000,000 available on its line of credit at December 31, 2003; there were no borrowings on this line of credit at December 31, 2003. The nature of Second Holding's business results in the entity being highly leveraged.

The Company's retained earnings included approximately $3,205,000 of undistributed earnings from Second Holding at December 31, 2003 as distributions are limited to approximately 48% of earnings.

The following table summarizes the Company's material contractual obligations as of December 31, 2003:

(amounts in thousands)

	Payments Due				
	For the Year Ended	For the Years Ended December 31,		Subsequent to	
Contractual Obligations	**December 31, 2004**	**2005 and 2006**	**2007 and 2008**	**January 1, 2009**	**Aggregate**
Recorded on balance sheet:					
Principal payments for long-term debt:					
Blue Ridge Mortgage	$ 539	$ 1,195	$ 30,211	$ --	$ 31,945
Red Canyon Mortgage	409	905	23,980	--	25,294
Green River Mortgage	488	1,160	1,290	36,648	39,586
Palomino Park Bonds (A)	--	12,680	--	--	12,680
Total long-term debt	1,436	15,940	55,481	36,648	109,505
Convertible Trust Preferred Securities (B)	--	--	--	25,000	25,000
Contractual obligations recorded on balance sheet	1,436	15,940	55,481	61,648	134,505
Other contractual obligations:					
Interest expense on long-term debt	6,570	12,013	9,212	8,243	36,038
Distributions for Convertible Trust Preferred Securities (B)	2,063	4,125	4,125	27,671	37,984
Employment and consulting contractual obligations	1,772	590	--	--	2,362
Operating lease for office	815	1,630	1,495	--	3,940
Commitments to investments	366	--	--	--	366
Wellsford/Whitehall commitments	2,800	--	--	--	2,800
Total other contractual obligations	14,386	18,358	14,832	35,914	83,490
Total contractual obligations	$ 15,822	$ 34,298	$ 70,313	$ 97,562	$ 217,995

(A) Reflects the expiration of the letter of credit arrangements on the Palomino Park Bonds. In order to avoid the call of the Palomino Park Bonds in 2005, the Company would need to either replace the letter of credit arrangements or negotiate some other arrangement.

(B) EQR can require redemption on or after May 30, 2012; however, the Company can extend the maturity for two five-year extension periods to May 2022. The table above assumes payments through that date. The Company can redeem in whole or in part on or after May 30, 2002 and can elect to make distributions for 12 quarters through the issuance of additional Convertible Trust Preferred Securities. The Convertible Trust Preferred Securities are convertible into 1,123,696 common shares at $22.248 per share.

Recurring and Non-Recurring Capital Expenditures

Wellsford Development

Regarding the Company's Blue Ridge, Red Canyon and Green River rental phase, the Company expects to incur approximately $500 per unit in apartment preparation costs from turnover of tenant leases during the year ending December 31, 2003, which will be charged to property operating and maintenance expense in the consolidated statements of operations.

The Company is completing the conversion of units at the Silver Mesa phase from rental to available for sale condominiums and expects to incur approximately $300,000 related to the completion of such work during 2004.

The Company is holding the improved 29.8 acre parcel of land known as Gold Peak for possible future development and expects to incur approximately $400,000 during 2004 related to pre-development activities.

Wellsford/Whitehall

Wellsford/Whitehall expects to incur approximately $20,600,000 of total capital expenditures during the year ending December 31, 2004. Of this amount, Wellsford/Whitehall expects to incur approximately $8,700,000 for upgrades to certain of the base buildings and other amenities. The aggregate amount includes tenant related costs of $11,900,000 for budgeted lease signings in 2004 including approximately $9,700,000 and $2,200,000 for tenant improvements and leasing commissions, respectively.

Other Items Impacting the Company's Liquidity and Resources

Wellsford/Whitehall Buy/Sell Agreement

A Buy/Sell Agreement of equity interests between the Company and Whitehall can be exercised by either party after December 31, 2003 with respect to the Wellsford/Whitehall venture. The nature of the Buy/Sell Agreement allows for either the Whitehall funds as a group or the Company to provide notice that it intends to purchase the non-initiating partner's interest at a specific price. The non-initiating party may either accept that offer or instead may reject that offer and become the purchaser at the initially offered price. The net book equity of Wellsford/Whitehall at December 31, 2003 was approximately $65,561,000. The Company has a 32.59% interest in Wellsford/Whitehall and the aggregate Whitehall interest is 59.96%. The terms of the Wellsford/Whitehall GECC Facility allow for the continuance of such debt as long as the Company or Whitehall has ultimate decision-making authority over the management and operations of Wellsford/Whitehall. As of the date of this report, neither party has exercised its buy/sell right under the Buy/Sell Agreement.

Second Holding Investments

Second Holding has been organized to purchase investment and non-investment grade rated real estate debt instruments and investment grade rated other asset-backed securities. These other asset-backed securities that Second Holding may purchase may be secured by, but not limited to, leases on aircraft, truck or car fleets, bank deposits, leases on equipment, fuel/oil receivables, consumer receivables, pools of corporate bonds and loans and sovereign debt. It is Second Holding's intent to hold all securities to maturity. Many of these securities were obtained through private placements and current public market pricing is not available. There is a risk that these investments could be downgraded by a rating agency and that the underlying collateral could permanently decline in value and result in losses by Second Holding, which, in turn, would result in losses to the Company.

The ability for Second Holding to continue to increase invested assets is dependent upon the availability of suitable investments which meet an investment criteria as established by the partners of Second Holding and the ability to obtain appropriate financing for such needs. The nature of Second Holding's business results in the entity being highly leveraged.

The following table details the allocation of investments at December 31, 2003 and 2002 for Second Holding:

	December 31,			
	2003		2002	
	Amount	Percent	Amount	Percent
Security for Investments (A)				
Real estate	$ 562,196,000	32%	$ 587,358,000	33%
Corporate debt	446,210,000	26%	462,041,000	26%
Consumer/trade receivables	125,000,000	7%	125,000,000	7%
Bank deposits	105,000,000	6%	105,000,000	6%
Aircraft loans and leases	54,247,000	3%	80,000,000	4%
Sovereign debt	73,000,000	4%	100,960,000	6%
Fuel/oil receivables	35,000,000	2%	35,000,000	2%
Other asset-backed securities	343,629,000	20%	290,399,000	16%
Total investments (B)	$ 1,744,282,000	100%	$ 1,785,758,000	100%
Total assets (C)	$ 1,903,919,000		$ 1,840,096,000	
Standard & Poor's Ratings of Investments				
AAA	$ 1,239,233,000	71%	$ 1,267,616,000	71%
AA+	65,176,000	4%	35,000,000	2%
AA	202,780,000	12%	163,581,000	9%
AA-	116,002,000	7%	164,223,000	9%
A+	24,922,000	1%	24,922,000	1%
A	59,169,000	3%	97,092,000	6%
A-	37,000,000	2%	33,324,000	2%
Total investments (B) (D)	$ 1,744,282,000	100%	$ 1,785,758,000	100%

(A) Investments may be secured by the assets or interests in such assets or their respective economic benefit.

(B) Investments are variable rate based at a weighted average annual interest rate of 1.78% and 2.21% at December 31, 2003 and 2002, respectively.

(C) Includes $133,389,000 of cash and cash equivalents and $26,248,000 of other assets at December 31, 2003. The December 31, 2002 amount includes $16,876,000 of cash and cash equivalents and $37,462,000 of other assets.

(D) Subsequent to December 31, 2003, the rating on $30,000,000 of aircraft loans and leases was downgraded from A- to BBB+ by Standard & Poor's.

Second Holding utilizes funds from the issuance of bonds, medium term notes and commercial paper to make investments. Second Holding had total debt of approximately $1,837,701,000 and $1,722,933,000 at December 31, 2003 and 2002, respectively, including junior subordinated bonds due in April 2010 of $100,000,000 and $150,000,000 at December 31, 2003 and 2002, respectively. Second Holding debt had a weighted average annual interest rate of 1.22% and 1.69% at December 31, 2003 and 2002, respectively, after the effect of swaps on fixed rate debt to a floating rate.

During the latter part of 2000, an additional partner was admitted to the venture. This partner is committed through April 2010 to provide credit enhancement through the issuance of an insurance policy by one of its affiliates, for the payment of principal and interest of the junior subordinated bond issue of $150,000,000 initially, which was reduced to $100,000,000 during January 2003. The parent company of this partner announced during 2003 that its subsidiary (the partner of Second Holding) will no longer write new credit enhancement business, however it will continue to support its existing book of credit enhancement business. The Company does not believe that this decision will have a material adverse impact on the business and operations of Second Holding as a result of that partner's existing commitment to the venture. This partner is entitled to 35% of net income as defined by agreement, while the other partners, including the Company, share in the remaining 65%. The Company's allocation of income is approximately 51.1% of the remaining 65%.

In August 2001, Second Holding purchased an aggregate of $24,825,000 in two classes of Mortgage Pass-Through Certificates, Series 2001—WTC. The WTC Certificates, rated AA and A at issuance, were part of a total bond offering of $563,000,000 which was used to finance the acquisition of the leasehold interests in towers 1 and 2 and in the office components of buildings 4 and 5 of the World Trade Center in New York City. As a result of the events of September 11, 2001, these structures were destroyed. During December 2003, the entire bond offering, including the WTC Certificates, was repaid in full by the borrower.

Second Holding Buy/Sell Agreement

The terms of the operating agreement of Second Holding provide for a buy/sell agreement between the Company and one of the venture partners, which could be exercised during the period September 23, 2004 through October 2, 2004. At this time, no determination can be made by the Company with regards to the outcome of this agreement.

Clairborne Fordham

In October 2000, the Company and PREI, an affiliate of Prudential Life Insurance Company, organized Clairborne Fordham which provided an aggregate of $34,000,000 of mezzanine financing for the construction of Fordham Tower, a 50-story, 244 unit, luxury condominium apartment project to be built on Chicago's near northside. The Company, which has a 10% interest in Clairborne Fordham, fully funded its $3,400,000 share of the loan. The loan, which matured in October 2003, bore interest at a fixed rate of 10.50% per annum with provisions for additional interest to PREI and the Company and was secured by a lien on the equity interests of the owner of Fordham Tower. The Company may earn fees from PREI's additional interest based upon certain levels of returns on the project. Such additional interest and fees had not been accrued by the Company or Clairborne Fordham through the maturity of the loan.

Construction is complete and delivery of certain units commenced in December 2002. As of December 31, 2003, no units were under contract and 220 units (including nine penthouses and 211 standard units) had closed for gross proceeds of approximately $143,800,000. The remaining unsold units consist of five standard units, 13 penthouses and six townhouses. One penthouse unit was sold in February 2004 with another penthouse unit and a standard unit under contract. In addition, the owner of Fordham Tower is seeking to sell the 12,000 square feet of retail space and a 200 space commercial parking facility, both of which are part of the project.

The loan was not repaid at maturity and as of October 2003 an amended loan agreement was executed extending the loan to December 31, 2004. The amended terms provided for the placement of a first mortgage lien on the project, no interest to be accrued after September 30, 2003 and for the borrower to add to the existing principal amount the additional interest due Clairborne Fordham at September 30, 2003 of approximately $19,240,000. In lieu of interest after September 30, 2003 Clairborne Fordham will also participate in certain additional cash flows, as defined, if earned from net sales proceeds of the Fordham Tower project.

The amended agreement provided for a $3,000,000 additional capital contribution by the borrower and use of an existing cash collateral account to pay off the existing construction loan, any unpaid construction costs and to make a principal payment to Clairborne Fordham in October 2003 of approximately $4,600,000, of which the Company's share was approximately $460,000. An additional payment of approximately $554,000 was received by Clairborne Fordham in December 2003 of which the Company's share was approximately $55,000. The agreement provides for all proceeds after project costs to be first applied to payment in full of the loan and the additional interest to Clairborne Fordham before any sharing of project cash flow with the borrower. An additional principal payment of approximately $1,277,000 was made in February 2004 (of which the Company's share was $128,000) as a result of the sale of the penthouse unit.

The Company and Clairborne Fordham have (i) concluded that their respective investment and loan balances are not impaired at December 31, 2003 and (ii) determined to recognize a portion of the additional interest over the expected remaining life of the loan.

277 Park Loan

During September 2003, the 277 Park Loan was prepaid by the borrower. The Company's share of the loan was $25,000,000 and bore interest at 12.00% per annum with a stated maturity of May 2007. Pursuant to the terms of the loan, WRP received a yield maintenance penalty of $4,368,000 which is included in interest revenue for the year ended December 31, 2003.

This note would have provided for $767,000 of interest revenue in the fourth quarter of 2003 and $3,042,000 for future annual periods to May 2006 for both the Wellsford Capital SBU and the Company's consolidated statement of operations.

Palomino Park

In January 2003, the Company's board of directors approved a plan for the Company to seek institutional investors to purchase an interest in the residential rental phases at Palomino Park. As a result of weakness in the Denver, Colorado economy, fluctuating occupancy, significant concessions and high leverage ratios (a deterrent to institutional investors), the Company has determined that it would no longer continue to search for such an investor at this time.

With respect to EQR's 14.15% interest in the corporation that owns Palomino Park, there exists a put/call option between the Company and EQR related to one-half of such interest (7.075%) for $1,900,000. A transaction for the remaining interest would be subject to negotiation between the Company and EQR.

Palomino Park Bonds and Related Covenants

In December 1995, the Trust marketed and sold $14,755,000 of tax-exempt bonds to fund construction at Palomino Park. Initially, all five phases of Palomino Park were collateral for the Palomino Park Bonds. The Palomino Park Bonds have an outstanding balance of $12,680,000 at December 31, 2003 and 2002 and are currently collateralized by four phases at Palomino Park, as Silver Mesa was released from the collateral in November 2000. In June 2000, the Company obtained a five-year AA rated letter of credit from Commerzbank AG to secure the Palomino Park Bonds. This letter of credit, which expires in May 2005, replaced an expiring letter of credit. A subsidiary of EQR has guaranteed Commerzbank AG's letter of credit; such guarantee also expires in May 2005.

During October 2001, the Company and Commerzbank AG amended the letter of credit agreement to include the $25,000,000 of Convertible Trust Preferred Securities in shareholders' equity in the determination of the minimum shareholders' equity covenant. In the fourth quarter 2003, after the prepayment of the 277 Park Loan and with no expected near-term replacement of that investment's revenue and income impact, it was anticipated that the Company would not meet the existing debt service ratio requirements under the terms of the agreement with Commerzbank AG for the Palomino Park Bonds during one of the quarterly tests in 2004. In December 2003, the letter of credit was amended to include the effect of offsetting the loss of income from the 277 Park Loan for the six fiscal quarters beginning with the December 31, 2003 quarter.

At December 31, 2003 Wellsford/Whitehall recorded an impairment charge of approximately $114,700,000 related to 12 assets in the portfolio of which the Company's share was approximately $37,377,000, before a related charge to write-off the remaining unamortized warrant costs on the Company's books of approximately $2,644,000. As a result, the Company notified Commerzbank AG in January 2004 that it would not meet the minimum shareholders' equity covenant at December 31, 2003. The Company received a modification to the terms of the letter of credit to reduce the minimum net worth requirement to $120,000,000, which amount includes the $25,000,000 of Convertible Trust Preferred Securities as equity. As a result of this modification, the Company is in compliance with the letter of credit agreement covenants.

Silver Mesa

During the year ended December 31, 2003, the Company sold 56 Silver Mesa units and received proceeds, net of selling costs, of approximately $9,692,000. All net proceeds received by the Company from sales of units after the repayment of the Silver Mesa Conversion Loan in May 2003 are available for working capital purposes. As of December 31, 2003, the Company has sold 209 of the 264 units in this phase.

The following table details operating information related to the Silver Mesa units being rented. As the Company continues to sell units, rental revenue, the corresponding operating expenses and cash flow from this activity will diminish.

	For the Years Ended December 31,		
	2003	2002	2001
Rental revenue	$ 702,000	$ 1,462,000	$ 2,224,000
Net operating income (A)	$ 431,000	$ 884,000	$ 1,488,000

(A) Net operating income is defined as rental revenue, less property operating and maintenance expenses, real estate taxes and property management fees.

Green River

In February 2003, the Company obtained a $40,000,000 permanent loan secured by a first mortgage on Green River. The Green River Mortgage matures in March 2013 and bears interest at a fixed rate of 5.45% per annum. Principal payments are based on a 30-year amortization schedule. The proceeds of the Green River Mortgage were used to repay the Green River Construction Loan of approximately $37,111,000 with excess proceeds available for working capital purposes.

East Lyme

On March 2, 2004, the Company entered into a contract tò acquire a 144 acre parcel of land in East Lyme, Connecticut. The purchase price for the land is approximately $6,200,000, including a $200,000 refundable deposit made by the Company upon entering into the contract. The closing is conditioned upon obtaining building permits for 100 single family homes. The Company is in the process of negotiating an agreement with a home builder who would construct and sell these homes.

Capital Commitments

At December 31, 2003, the Company had capital commitments of $366,000 relating to one of its investments. The Company and Whitehall have agreed to provide up to $8,000,000 to Wellsford/Whitehall through March 31, 2005 (of which the Company's share is 35%), however, there can be no assurance that this amount will be sufficient.

The Company may make additional equity investments subject to board approval if deemed prudent to do so to protect or enhance its existing investment.

Tax Indemnities

Wellsford/Whitehall has agreed to maintain certain tax indemnities through 2007, for a family group who are partners of the joint venture, relating to assets acquired from those partners in 1998. The Company believes that this indemnity was maintained during 2003 by Wellsford/Whitehall. The tax indemnity is not an obligation of the Company and the Company will continue to make inquiries of Wellsford/Whitehall management as to their monitoring of asset sales and debt levels with respect to these tax indemnities. Accordingly, future sales of Wellsford/Whitehall properties may be limited in order to preserve this tax indemnity.

Stock Repurchase Program

In April 2000, the Company's Board of Directors authorized the repurchase of up to 1,000,000 additional shares of its outstanding common stock. The Company intends to repurchase shares, from time to time by means of open market purchases depending on availability of shares, the Company's cash position, the price per share and other corporate matters including, but not limited to, a minimum shareholders' equity covenant as required by Commerzbank AG's letter of credit agreement for the Palomino Park Bonds. No minimum number or value of shares to be repurchased has been fixed. Pursuant to this program, 29,837 shares have been repurchased as of December 31, 2003; none during the year ended December 31, 2003.

Credit Facility

In the past, the Company had loan facilities available for its corporate needs. In the future, the Company may seek to obtain a new facility based upon future liquidity requirements. If necessary, the Company expects that it could readily borrow against the $27,500,000 of U.S. Government treasury obligations in its investment portfolio.

Cash Flows

2003 Cash Flows

Cash flow provided by operating activities of $17,551,000 consists of the following adjustments to the current year net loss of $(45,859,000): (i) the Company's share of the impairment charge at the Wellsford/Whitehall venture of $37,377,000, (ii) a net decrease in residential units available for sale from the sale of Silver Mesa units of $9,343,000, (iii) depreciation and amortization of $8,686,000, (iv) deferred tax provision of $6,842,000, (v) a decrease in the balance of prepaid and other assets of $2,126,000, (vi) an increase in the balance of accrued expenses and other liabilities of $877,000, (vii) amortization of the value of stock in the deferred compensation plan of $278,000, (viii) the value of expensed options granted to directors in 2003 of $93,000, (ix) an increase in the balance of liabilities attributable to assets held for sale of $93,000 and (x) the value of stock issued for director compensation of $85,000, offset by (xi) distributions less than joint venture income of $1,283,000, (xii) an increase in restricted cash and investments of $666,000, (xiii) an increase in the balance of assets held for sale of $356,000 and (xiv) undistributed minority interest benefit of $85,000.

Cash flow provided by investing activities of $2,295,000 is the net result of (i) repayments of $25,516,000 of notes receivable (primarily the prepayment of the $25,000,000 277 Park Loan), (ii) proceeds from the sale of one of the VLP assets held for sale in the Wellsford Capital SBU of $4,165,000 and (iii) returns of capital of $510,000 from the Clairborne Fordham venture, offset by cash used to purchase investments in U.S. Government securities of $27,516,000 and additions to real estate and the acquisition of an interest in a land parcel of $380,000.

Cash used in financing activities of $3,050,000 is the result of repayments of mortgage notes payable of $42,728,000 (including $37,111,000 for a maturing construction loan on the Green River property and $4,318,000 for the Silver Mesa Conversion Loan), deferred financing costs of $317,000 on the new Green River Mortgage and $5,000 of distributions to minority interest holders, offset by borrowings of $40,000,000 under the Green River Mortgage.

2002 Cash Flows

Cash flow provided by operating activities of $5,836,000 consists of (i) a net decrease in residential units available for sale of $7,763,000, (ii) depreciation and amortization of $5,512,000, (iii) amortization of deferred compensation of $1,243,000, (iv) distributions received in excess of joint venture income of $924,000 and (v) shares issued for director compensation of $92,000, offset by (vi) a net loss of $3,372,000, (vii) a decrease in accrued expenses and other liabilities of $1,986,000, (viii) an increase in restricted cash and investments of $1,991,000, (ix) a deferred tax credit of $1,225,000, (x) an increase in assets held for sale of $745,000, (xi) an increase in prepaid and other assets of $330,000, (xii) minority interest benefit of $43,000 and (xiii) a decrease in liabilities attributable to assets held for sale of $6,000.

Cash flow provided by investing activities of $5,490,000 consists of repayments of notes receivable of $6,173,000, offset by additional investments in real estate assets of $473,000 and a capital contribution to Reis of $210,000.

Cash flow used in financing activities of $8,837,000 consists of principal payments of mortgage notes payable of $9,929,000 (including $9,034,000 for the Silver Mesa Conversion Loan) and distributions of minority interests of $15,000, offset by proceeds received upon the exercise of options of $676,000 and interest funded by a construction loan of $431,000.

2001 Cash Flows

Cash flow provided by operating activities of $26,269,000 consists of (i) the recovery of $16,449,000 of costs from the sales of residential units, (ii) depreciation and amortization of $5,126,000, (iii) an increase in accrued expenses and other liabilities of $2,433,000, (iv) a decrease in restricted cash of $2,368,000, (v) amortization of deferred compensation of $1,578,000, (vi) the increase in the deferred tax provision of $1,503,000, (vii) undistributed minority interest of $283,000, (viii) distributions received in excess of joint venture income of $164,000, (ix) shares issued for director compensation of $80,000 and (x) non-cash charges included in the restructuring charge of $61,000, offset by a net loss of $2,725,000, an increase in prepaid and other assets of $764,000, an increase in assets held for sale of $217,000 and a decrease in liabilities attributable to assets held for sale of $70,000.

Cash flow provided by investing activities of $5,048,000 consists of returns of capital from joint venture investments of $31,617,000, proceeds from the sale of real estate assets of $18,554,000 and repayments of notes receivables of $3,589,000, partially offset by investments in real estate assets of $39,646,000, capital contributions to joint ventures of $8,566,000 and investments in notes receivable of $500,000.

Cash flow used in financing activities of $31,469,000 consists of (i) the repurchase of common shares from an institutional investor of $36,576,000, (ii) repayments of the Wellsford Finance Facility of $24,000,000, (iii) principal payments of mortgage notes payable of $19,421,000 (including $18,648,000 for the Silver Mesa Conversion Loan), (iv) registration statement costs of $123,000, (v) costs incurred to repurchase warrants of $80,000 and (vi) distribution to minority interests of $16,000, partially offset by borrowings from mortgage notes payable of $36,747,000 and the Wellsford Finance Facility of $12,000,000.

Environmental

During July 2003, the Company sold the Keewaydin, New Hampshire property. This property had been subject to ground water and surface water monitoring and testing as well as possible surface water contamination, volatile organic chemical migration off of the property and air quality issues. As conditions to the sale, the Company is obligated to pay certain agreed upon expenses for testing and other environmental related costs up to a maximum liability of $250,000 which will expire on July 2, 2004. The Company reserved all of this liability at the time of closing and placed $250,000 into escrow. The balance of this reserve has been reduced to approximately $219,000 by December 31, 2003. The Company has no further obligations to the buyer after the $250,000 has been exhausted or if any amount is unused by the July 2004 expiration date. Any unused escrow is released back to the Company at the expiration date. For the period prior to the sale of the property in 2003 and for the years ended December 31, 2002 and 2001, the Company incurred approximately $27,000, $96,000 and $48,000, respectively, of costs principally for its environmental testing firm with respect to this matter.

Terrorism Insurance

In November 2002, Congress passed the Terrorism Risk Insurance Act of 2002, which was enacted to help companies obtain terrorism insurance at reasonable rates. As a result, many of the Company's liability insurance carriers including the primary and excess liability carriers, have made such insurance available to the Company. The Company is covered under its current policies which expire at June 30, 2004 and had such insurance for all of 2003. Assets in the Wellsford/Whitehall portfolio were covered under terrorism insurance policies for the year ended December 31, 2003. The Company and Wellsford/Whitehall expect that similar coverage will be available in connection with an all risk policy and will need to make an assessment of the cost benefit of obtaining terrorism insurance in the future. The underwriting procedures utilized by the Company and Second Holding evaluate the impact of the lack of an appropriate amount of terrorism insurance, or inability to obtain terrorism insurance by property owners on single assets or small collateral pools for its debt investments.

Inflation/Declining Prices

Substantially all of Wellsford Capital's and Wellsford/Whitehall's leases with their tenants provide for separate escalations of real estate taxes and operating expenses over a base amount. In addition, many of the office leases provide for fixed base rent increases or indexed escalations (based on the CPI or other measures). The Company believes that inflationary increases in expenses will generally be offset by the expense reimbursements and contractual rent increases described above.

A substantial majority of the leases at the Company's multifamily properties are for a term of one year or less which may enable the Company to seek increased rents upon renewal or re-letting of apartment units during an inflationary period. Such short-term leases generally minimize the risk to the Company of the adverse effects of inflation. Conversely, in a period of declining economics, short-term leases pose an increasing risk to the Company of reduced rental revenue and decreased cash flow from lower rents in conjunction with concessions to new and renewal tenants. This is currently being experienced by the Company's Palomino Park operating properties.

Assets in the Wellsford/Whitehall portfolio are currently subject to similar risks regarding declining economics which may result in reduced rental revenue and decreased cash flow from lower rents and greater concessions to new and renewal tenants.

Trends

The markets in which the Company owns and operates its assets (or has investments in entities which own and operate assets) are subjected to general and local economic business conditions. Based upon the current economic environment, these conditions may negatively impact the occupancy levels, rents and the amount of concessions at properties in the Wellsford Development and Wellsford Capital SBUs and the sale of residential units at Silver Mesa in the Wellsford Development SBU and Fordham Tower residential units in the Wellsford Capital SBU. Wellsford/Whitehall would be similarly impacted by such economic conditions in connection with leasing properties and the ability to sell properties in the portfolio.

Rising insurance premium costs or availability of certain insurance coverages may negatively impact the operating results and cash flows of the Company's assets and SBUs. Energy costs may continue to increase as a result of the world and domestic events, also negatively impacting operating results and cash flows. The availability and cost of other natural resources, such as the lack of water supply caused by severe drought conditions in the Denver market, could negatively impact operating results and cash flows as well.

The Company's sales of residential units at Silver Mesa have a seasonal trend where sales are generally higher in the summer and fall months than during the winter and early spring. Therefore, past quarterly results may not be indicative of the sales pace in future quarters.

The number and timing of future sales of Silver Mesa residential units could be adversely impacted by increases in interest rates and the availability of credit to potential buyers in 2004, whereas during 2003, historically low interest rates may have benefited sales results. The sale of residential units at Fordham Tower could be similarly impacted by increases in interest rates.

Risks Associated with Forward-Looking Statements.

This Form 10-K, together with other statements and information publicly disseminated by the Company, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following, which are discussed in greater detail in the "Risk Factors" section of the Company's registration statement on Form S-3 (file No. 333-73874) filed with the Securities and Exchange Commission ("SEC") on December 14, 2001, as may be amended, which is incorporated herein by reference: general and local economic and business conditions, which will, among other things, affect demand for commercial and residential properties, availability and credit worthiness of prospective tenants, lease rents and the availability and cost of financing; ability to find suitable investments; future impairment charges as a result of possible continuing declines in the expected values and cash flows of owned properties; competition; risks of real estate acquisition, development, construction and renovation including construction delays and cost overruns; ability to comply with zoning and other laws; vacancies at commercial and multifamily properties; dependence on rental income from real property; the risk of inflation in operating expenses, including, but not limited to, energy, water and insurance; the availability of insurance coverages; adverse consequences of debt financing including, without limitation, the necessity of future financings to repay maturing debt obligations; inability to meet financial and valuation covenants contained in loan agreements; inability to repay financings; inability to obtain relief under existing financing terms; risk of foreclosure on collateral; risk related to the maintenance of tax indemnities; risks of investments in debt instruments, including possible payment defaults and reductions in the value of collateral; uncertainties pertaining to debt investments, including scheduled interest payments, the ultimate repayment of principal, adequate insurance coverages, the ability of insurers to pay claims and effects of changes in ratings from rating agencies; risks associated with the ability to renew or obtain necessary credit enhancements from third parties; risks of subordinate loans; risks of leverage; risks associated with equity investments in and with third parties; risks associated with our reliance on joint venture partners including, but not limited to, the inability to obtain consent from partners for certain business decisions, reliance on partners who are solely responsible for the books, records and financial statements of such ventures, the potential risk that our partners may become bankrupt, have economic or other business interests and objectives which may be inconsistent with those of the Company and our partners being in a position to take action contrary to our instructions or requests; risk of not executing final amendments pursuant to the GECC Letter Agreement; inability and/or unwillingness of partners to provide their share of any future capital requirements; availability and cost of financing; interest rate risks; demand by prospective buyers of condominium and commercial properties; the uncertainties regarding the Buy/Sell Agreement between the Company and Whitehall with respect to the Wellsford/Whitehall venture including, but not limited to, whether either party will exercise their rights there under, the timing of such exercise, and the inability by the ultimate purchaser to meet the financial terms of such transaction; inability to realize gains from the real estate assets held for sale; lower than anticipated sales prices; inability to close on sales of properties; illiquidity of real estate investments; the risks of seasonality and increasing interest rates on the Company's ability to sell condominium units; environmental risks; and other risks listed from time to time in the Company's reports filed with the SEC. Therefore, actual results could differ materially from those projected in such statements.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk.

The Company's primary market risk exposure is to changes in interest rates. The Company and its joint venture investments each generally manage this risk by offsetting its investments and financing exposures as well as by strategically timing and structuring its transactions. The investments described below are generally made for long-term investing and not for trading purposes. The following table presents the effect of a 1.00% increase in the base rates on all variable rate notes receivable and debt and its impact on annual net income:

(amounts in thousands, except per share amounts)

	Balance at December 31, 2003	Effect of 1% Increase in Base Rate on Income (Expense)	Balance at December 31, 2002	Effect of 1% Increase in Base Rate on Income (Expense)
Consolidated assets and liabilities:				
Notes receivable:				
Variable rate	$ --	$ --	$ --	$ --
Fixed rate	3,096	--	28,612	--
	$ 3,096	--	$ 28,612	--
Mortgage notes payable:				
Variable rate	$ 12,680	(127)	$ 54,109	(541)
Fixed rate	96,825	--	58,124	--
	$ 109,505	(127)	$ 112,233	(541)
Convertible Trust Preferred Securities:				
Fixed rate	$ 25,000	--	$ 25,000	--
Proportionate share of assets and liabilities from investments in joint ventures:				
Second Holding:				
Investments:				
Variable rate	$ 891,993	8,920	$ 912,705	9,127
Debt:				
Variable rate	$ 932,409	(9,324)	$ 871,100	(8,711)
Net effect from Second Holding		(404)		416
Wellsford/Whitehall:				
Debt:				
Variable rate, with LIBOR cap (A)	$ 39,398	(394)	$ 90,977	(910)
Fixed rate	26,323	--	29,071	--
	$ 65,721		$ 120,048	
Effect from Wellsford/Whitehall		(394)		(910)
Fordham Tower:				
Fixed rate (B)	$ 2,890	--	$ 3,400	--
Net decrease in annual income, before minority interest benefit and income tax benefit		(925)		(1,035)
Minority interest benefit		18		77
Income tax benefit		--		383
Net decrease in annual net income		$ (907)		$ (575)
Per share, basic and diluted		$ (0.14)		$ (0.09)

(A) In July 2001, Wellsford/Whitehall entered into an interest rate protection contract for a notional amount of $285,000, which limits Wellsford/Whitehall's LIBOR exposure to 5.83% until June 2003 and 6.83% for the following year to June 2004. The above calculation assumes exposure of 1.00% on the Company's proportionate share of debt based upon 30-day LIBOR of 1.12% and 1.38% at December 31, 2003 and 2002, respectively.

(B) The Company's investment in Fordham Tower was reduced to $2,890 as a result of partial principal payments in October and December 2003, as provided in the amended loan agreement. For purposes of this disclosure, the balance will be presented as a fixed rate investment as the balance does not accrue interest and future earnings from this venture by the Company will be based upon future proceeds from sales of units and commercial phases, or other capital events.

Item 8. Consolidated Financial Statements and Supplementary Data.

The response to this Item 8 is included as a separate section of this annual report on Form 10-K starting at F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9a. Controls and Procedures.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic reports filed with the Securities and Exchange Commission.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its last evaluation.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The executive officers and directors of the Company, their ages and their positions are as follows:

Name	Age	Positions and Offices Held
Jeffrey H. Lynford	56	Chairman of the Board, Chief Executive Officer, President and Director**
James J. Burns	64	Senior Vice President, Chief Financial Officer and Secretary
Willliam H. Darrow II	56	Vice President
David M. Strong	45	Vice President of Development
Mark P. Cantaluppi	33	Vice President, Chief Accounting Officer
Bonnie R. Cohen	61	Director***
Douglas Crocker II	63	Director**
Meyer S. Frucher	57	Director***
Mark S. Germain	53	Director**
Edward Lowenthal	59	Director*
David J. Neithercut	48	Director*

* Term expires during 2004.
** Term expires during 2005.
*** Term expires during 2006.

The information contained in the sections captioned "Nominees for Election as Directors", "Other Directors" and "Executive Officers" of the Company's definitive proxy statement for the 2004 annual meeting of shareholders is incorporated herein by reference.

Item 11. Executive Compensation.

The information contained in the sections captioned "Compensation of Directors", "Executive Compensation", "Employment Agreements", and "Management Incentive Plans" of the Company's definitive proxy statement for the 2004 annual meeting of shareholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information contained in the section captioned "Security Ownership of Certain Beneficial Owners and Management" and "Related Shareholder Matters" of the Company's definitive proxy statement for the 2004 annual meeting of shareholders is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information contained in the section captioned "Certain Transactions" of the Company's definitive proxy statement for the 2004 annual meeting of shareholders is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information contained in the section captioned "Principal Accountant Fees and Services" of the Company's definitive proxy statement for the 2004 annual meeting of shareholders is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) (1) Financial Statements

The following consolidated financial information is included as a separate section of this annual report on Form 10-K:

Consolidated Balance Sheets as of December 31, 2003 and 2002.

Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

Notes to Consolidated Financial Statements.

Wellsford/Whitehall Group, L.L.C. Consolidated Financial Statements and Notes.

Second Holding Company, LLC Consolidated Financial Statements and Notes.

(2) Financial Statement Schedules

III. Real Estate and Accumulated Depreciation

All other schedules have been omitted because the required information of such other schedules is not present, is not present in amounts sufficient to require submission of the schedule or is included in the consolidated financial statements.

(3) ***Exhibits***

(a)

Exhibit No.	Description†
3.1	Articles of Amendment and Restatement of the Company. ****
3.2	Articles Supplementary Classifying 350,000 Shares of Common Stock as Class A Common Stock. ****
3.3	Articles Supplementary Classifying 2,000,000 Shares of Common Stock as Series A 8% Convertible Redeemable Preferred Stock. ****
3.4	Bylaws of the Company. ****
3.5	Articles Supplementary reclassifying and designating 350,000 shares of unissued Common Stock as Class A-1 Common Stock, dated as of May 5, 2000. †††††
4.1	Specimen certificate for Common Stock. ***
4.2	Specimen certificate for Class A Common Stock. ****
4.3	Specimen certificate for Series A 8% Convertible Redeemable Preferred Stock. ****
4.4	Warrant Sale Agreement, dated as of December 21, 2000, between Wellsford and W/W Group Holdings, L.L.C. ("Holding Co.") relating to the transfer to Wellsford of warrants issued by Wellsford to Holding Co. pursuant to that certain Warrant Agreement dated as of May 28, 1999, by and between Wellsford and United States Trust Company of New York (the "Warrant Agent"). ††††††
4.5	Warrant Sale Agreement, dated as of December 21, 2000, between Wellsford and Holding Co. relating to the transfer to Wellsford of warrants issued by Wellsford to Holding Co. pursuant to that certain Warrant Agreement dated as of August 28, 1997, by and between Wellsford and the Warrant Agent, as amended on July 16, 1998, and as further amended on May 28, 1999. ††††††
4.6	Trust Indenture, dated as of December 1, 1995, between Palomino Park Public Improvements Corporation ("PPPIC") and United States Trust Company of New York, as trustee, securing Wellsford Residential Property Trust's Assessment Lien Revenue Bonds Series 1995 - $14,755,000. **
4.7	Indenture for 8.25% Convertible Junior Subordinated Debentures, dated as of May 5, 2000, by and between Wellsford Real Properties, Inc. and Wilmington Trust Company, as Trustee. †††††
10.1	Operating Agreement of Red Canyon at Palomino Park LLC between Wellsford Park Highlands Corp. and Al Feld, dated as of April 17, 1996, relating to Red Canyon. *
10.2	First Amendment to Operating Agreement of Red Canyon at Palomino Park LLC between Wellsford Park Highlands Corp. and Al Feld, dated as of May 19, 1997, relating to Red Canyon. ****
10.3	Second Amendment to Operating Agreement of Red Canyon at Palomino Park LLC between Wellsford Park Highlands Corp. and Al Feld, dated as of November 16, 1998. +++++
10.4	Second Amended and Restated Vacant Land Purchase and Sale Agreement between Mission Viejo Company and The Feld Company, dated March 23, 1995, as amended by First Amendment, dated May 1, 1996, relating to the land underlying Palomino Park. *

Exhibit No.	Description† (continued)
10.5	Amendment to Wellsford Reimbursement Agreement by and between PPPIC, Wellsford Residential Property Trust and the Company, dated as of May 30, 1997. ****
10.6	Credit Enhancement Agreement by and between the Company and ERP Operating Limited Partnership, dated as of May 30, 1997, relating to Palomino Park. ****
10.7	Reimbursement and Indemnification Agreement by and between the Company and ERP Operating Limited Partnership, dated as of May 30, 1997, relating to Palomino Park. ****
10.8	Common Stock and Preferred Stock Purchase Agreement by and between the Company and ERP Operating Limited Partnership, dated as of May 30, 1997. ****
10.9	Registration Rights Agreement by and between the Company and ERP Operating Limited Partnership dated as of May 30, 1997. ****
10.10	Agreement Regarding Common Stock and Preferred Stock Purchase Agreement, dated as of May 30, 1997, among ERP Operating Limited Partnership, the Company and BankBoston, as agent. ****
10.11	Nomura Conditional Guaranty of Payment under the Mezzanine Loan Agreement, dated as of July 16, 1998, by Wellsford Commercial Properties Trust, WHWEL Real Estate Limited Partnership, the Company, Whitehall Street Real Estate Limited Partnership V, Whitehall Street Real Estate Limited Partnership VI, Whitehall Street Real Estate Limited Partnership VII and Whitehall Street Real Estate Limited Partnership VIII in favor of BankBoston and Goldman Sachs Mortgage Company. ++
10.12	Contribution Agreement, dated as of February 12, 1998, among Saracen Properties, Inc., Saraceno Holding Trust General Partnership, Dominic J. Saraceno, 150 Wells Avenue Realty Trust, River Park Realty Trust, Seventy Wells Avenue LLC, Newton Acquisition LLC I, Saracen Portland L.L.C., KSA Newton Acquisition Limited Partnership II and KSA Newton Limited Partnership I, as Contributor, and Wellsford/Whitehall Properties, L.L.C., as Contributee. ††††
10.13	Limited Liability Company Operating Agreement of Wellsford/Whitehall Group, L.L.C. ("WWG"), dated as of May 28, 1999. +++
10.14	First Amendment to the Limited Liability Company Operating Agreement of WWG, dated as of December 21, 2000, among WHWEL Real Estate Limited Partnership, Wellsford Commercial Properties Trust, WXI/WWG Realty, L.L.C., Holding Co. and WP Commercial, L.L.C., dated as of May 28, 1999 (excluding exhibits and schedules). ††††††
10.15	$34,500,000 Multifamily Note, dated December 24, 1997, payable to the order of GMAC Commercial Mortgage Corporation by Park at Highlands L.L.C. +
10.16	Multifamily Deed of Trust, Assignment of Rents and Security Agreement, dated December 24, 1997, by Park at Highlands L.L.C. in favor of GMAC Commercial Mortgage Corporation. +
10.17	1998 Management Incentive Plan of the Company. ++
10.18	1997 Management Incentive Plan of the Company. **
10.19	Rollover Stock Option Plan of the Company. **
10.20	Amended and Restated Employment Agreement, dated as of December 7, 2001 by and between Wellsford Real Properties, Inc. and Jeffrey H. Lynford. ^^^
10.21	Employment Separation Agreement dated as of December 7, 2001 by and between Wellsford Real Properties, Inc. and Edward Lowenthal. ^^^
10.22	Employment Agreement between the Company and David M. Strong. ^^^^^

Exhibit No.	Description† (continued)
10.23	Certificate of Trust of WRP Convertible Trust I, as filed with the Secretary of State of the State of Delaware on May 5, 2000. †††††
10.24	Declaration of Trust of WRP Convertible Trust I, dated as of May 5, 2000, by and among Rodney F. Du Bois and James J. Burns as Regular Trustees, Wilmington Trust Company as both Delaware Trustee and Institutional Trustee and Wellsford Real Properties, Inc., as Sponsor. †††††
10.25	Preferred Securities Purchase Agreement, dated as of May 5, 2000, by and among Wellsford Real Properties, Inc., WRP Convertible Trust I and ERP Operating Limited Partnership. †††††
10.26	Preferred Securities Guarantee, dated as of May 5, 2000, by and between Wellsford Real Properties, Inc. and Wilmington Trust Company, as Trustee. †††††
10.27	Common Securities Guarantee, dated as of May 5, 2000, by Wellsford Real Properties, Inc. †††††
10.28	Amendment to Registration Rights Agreement, dated as of May 5, 2000, by and between Wellsford Real Properties, Inc. and ERP Operating Limited Partnership. †††††
10.29	Bond Pledge and Security Agreement, dated June 16, 2000, among Palomino Park Public Improvements Corporation, as Bond Issuer, Wellsford Real Properties, Inc., together with Bond Issuer, as Pledgor, Commerzbank AG, as Bank, and United States Trust Company of New York, as Bond Trustee. #
10.30	Letter of Credit Reimbursement Agreement, dated June 16, 2000, among Palomino Park Public Improvements Corporation, as Bond Issuer, Wellsford Real Properties, Inc., together with Bond Issuer, as Account Parties, and Commerzbank AG, as Bank. #
10.31	Promissory Note, dated June 16, 2000, between Wellsford Real Properties, Inc. and Commerzbank AG. #
10.32	Letter Agreement dated September 30, 2000, between Wellsford Real Properties, Inc. and Creamer Vitale Wellsford L.L.C. relating to the sale and subsequent assignment of SX Advisors, LLC's interest in Creamer Vitale Wellsford L.L.C. to Wellsford Real Properties, Inc. ##
10.33	Assignment of Membership Interest, dated as of October 1, 2000, between SX Advisors, LLC and Wellsford Fordham Tower, L.L.C., whereby SX Advisors, LLC assigned its interest in Creamer Vitale Wellsford L.L.C. to Wellsford Real Properties, Inc. ##
10.34	Memorandum of Understanding, dated October 25, 2000, among Wellsford Real Properties, Inc., Wellsford Commercial Properties Trust, WHWEL Real Estate Limited Partnership, WXI/WWG Realty, L.L.C. and W/W Group Holdings, L.L.C., relating to Wellsford/Whitehall Group, L.L.C. ##
10.35	Operating Agreement of Silver Mesa at Palomino Park LLC between Wellsford Park Highlands Corp. and Al Feld, dated as of December 10, 1998. +++++
10.36	First Amendment to the Operating Agreement of Silver Mesa at Palomino Park LLC between Wellsford Park Highlands Corp. and Al Feld, dated as of December 19, 2000. +++++
10.37	Loan Agreement (including Joinder Agreement signed by the Company), dated as of June 25, 2001, between General Electric Capital Corporation and Wellsford/Whitehall Holdings, L.L.C. ^

Exhibit No.	Description† (continued)
10.38	First Amendment to Loan Agreement and Other Loan Documents, dated October 1, 2002, between Wellsford/Whitehall Holdings, L.L.C. and General Electric Capital Corporation.++++++
10.39	Promissory Note, dated June 25, 2001, between General Electric Capital Corporation and Wellsford/Whitehall Holdings, L.L.C. ^
10.40	Guaranty, dated as of June 25, 2001, made by WWG 401 North Washington LLC in favor of General Electric Capital Corporation. ^
10.41	Hazardous Substances Indemnity Agreement, dated as of June 25, 2001, by Wellsford/Whitehall Holdings, L.L.C., WWG 401 North Washington LLC, Wellsford/Whitehall Group, L.L.C. and Wellsford/Whitehall Properties II, L.L.C. for the benefit of General Electric Capital Corporation. ^
10.42	Indemnification Agreement, dated as of June 25, 2001, between Whitehall Street Real Estate Limited Partnership V, Whitehall Street Real Estate Limited Partnership VI, Whitehall Street Real Estate Limited Partnership VII, Whitehall Street Real Estate Limited Partnership VIII, Whitehall Street Real Estate Limited Partnership XI, Whitehall Street Real Estate Limited Partnership XII and Wellsford Real Properties, Inc. in favor of General Electric Capital Corporation. ^
10.43	Indemnity Regarding Guaranty Obligations, dated as of June 25, 2001, between Wellsford/Whitehall Holdings, L.L.C. and WWG 401 North Washington LLC. ^
10.44	October 2001 Amendment to the Letter of Credit Reimbursement Agreement, dated October 26, 2001 among PPPIC, Wellsford Real Properties, Inc. and Commerzbank AG. ^^
10.45	November 2003 Amendment to the Letter of Credit Reimbursement Agreement dated November 7, 2003 among PPPIC, Wellsford Real Properties, Inc. and Commerzbank AG.
10.46	Operating Agreement of Green River at Palomino Park LLC between Wellsford Park Highlands Corp. and Al Feld, dated as of January 5, 2000. +++++
10.47	First Amendment to the Operating Agreement of Green River at Palomino Park LLC between Wellsford Park Highlands Corp. and Al Feld, dated as of February 11, 2002. +++++
10.48	$27,000,000 Multifamily Note, dated November 20, 1998, payable to the order of GMAC Commercial Mortgage Corporation by Red Canyon at Palomino Park LLC. +++++
10.49	Multifamily Deed of Trust, Assignment of Rents and Security Agreement, dated November 20, 1998, by Red Canyon at Palomino Park LLC in favor of GMAC Commercial Mortgage Corporation. +++++
10.50	Operating Agreement of Park at Highlands L.L.C. between Wellsford Park Highlands Corp. and Al Feld, dated as of April 27, 1995. ^^^^
10.51	First Amendment to Operating Agreement of Park at Highlands L.L.C. between Wellsford Park Highlands Corp. and Al Feld, dated as of December 29, 1995. ^^^^
10.52	Second Amendment to Operating Agreement of Park at Highlands L.L.C. between Wellsford Park Highlands Corp. and Al Feld, dated as of December 31, 1997. ^^^^
10.53	Wellsford Real Properties, Inc. Code of Business Conduct and Ethics for Directors, Senior Financial Officers, Other Officers and All Other Employees.++++++

Exhibit No.	Description† (continued)
10.54	Deed of Trust, Security Agreement and Fixture Filing for Green River at Palomino Park LLC, as grantor to The Public Trustee of Douglas County, as trustee for the benefit of AUSA Life Insurance Company, Inc. dated February 6, 2003.++++++
10.55	$40,000,000 Secured Promissory Note, dated February 6, 2003, payable to the order of AUSA Life Insurance Company, Inc. by Green River at Palomino Park LLC.++++++
10.56	Sale-Purchase Agreement dated as of March 14, 2003 between Wellsford Capital Properties, L.L.C. and 955 Perimeter Road Realty, LLC for the sale of 15, 19 and 23 Keewaydin Drive, Salem, New Hampshire.###
10.57	Third Amendment to Sale-Purchase Agreement dated as of June 3, 2003 between Wellsford Capital Properties, L.L.C. and 955 Perimeter Road Realty, LLC for the sale of 15, 19 and 23 Keewaydin Drive, Salem, New Hampshire.###
10.58	Letter Agreement dated January 20, 2004 between General Electric Capital Corporation and Wellsford/Whitehall Holdings, L.L.C. setting forth the terms on an extension of the portfolio loan.
10.59	March 2004 Amendment to the Letter of Credit Reimbursement Agreement, dated March 11, 2004 among PPPIC, the Company and Commerzbank AG.
10.60	Second Amendment to the Limited Liability Company Operating Agreement of Wellsford/Whitehall Group, L.L.C., dated as of March 5, 2004.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of KPMG LLP.
23.3	Consent of Ernst & Young LLP.
31.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.
31.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.
32.1	Chief Executive Officer and Chief Financial Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as an exhibit to the Form 10 filed on April 23, 1997.
**	Previously filed as an exhibit to the Form 10/A Amendment No. 1 filed on May 21, 1997.
***	Previously filed as an exhibit to the Form 10/A Amendment No. 2 filed on May 28, 1997.
****	Previously filed as an exhibit to the Form S-11 filed on July 30, 1997.
†	Wellsford acquired its interest in a number of these documents by assignment.
††††	Previously filed as an exhibit to the Form 8-K filed on April 28, 1998.
†††††	Previously filed as an exhibit to the Form 8-K filed on May 11, 2000.
††††††	Previously filed as an exhibit to the Form 8-K filed on January 11, 2001.
+	Previously filed as an exhibit to the Form 10-K filed on March 31, 1998.
++	Previously filed as an exhibit to the Form 10-K filed on March 31, 1999.
+++	Previously filed as an exhibit to the Form 10-K filed on March 29, 2000.
+++++	Previously filed as an exhibit to the Form 10-K filed on March 22, 2002.
++++++	Previously filed as an exhibit to the Form 10-K filed on March 26, 2003.
#	Previously filed as an exhibit to the Form 10-Q filed on August 2, 2000.
##	Previously filed as an exhibit to the Form 10-Q filed on November 3, 2000.
###	Previously filed as an exhibit to the Form 10-Q on June 30, 2003.
^	Previously filed as an exhibit to the Form 10-Q filed on August 10, 2001.
^^	Previously filed as an exhibit to the Form 10-Q filed on November 6, 2001.
^^^	Previously filed as an exhibit to the Form 8-K filed on December 10, 2001.
^^^^	Previously filed as an exhibit to the Form 10-Q filed on May 10, 2002.
^^^^^	Previously filed as an exhibit to the Form 10-Q filed on August 12, 2002.

(b) During the last quarter of the period covered by this report, the Company filed the following reports on Form 8-K:

Date of Report (Date of Earliest Event)	Items Reported	Date Filed
November 13, 2003 (November 13, 2003)	The Company furnished under Item 9, a copy of the press release reporting results for the third quarter ended September 30, 2003	November 13, 2003

(c) The following exhibits are filed as exhibits to this Form 10-K: See Item 15 (a) (3) above.

(d) The following documents are filed as a part of this report:

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WELLSFORD REAL PROPERTIES, INC.

By: /s/ James J. Burns
James J. Burns
Senior Vice President, Chief Financial Officer and Secretary

By: /s/ Mark P. Cantaluppi
Mark P. Cantaluppi
Vice President, Chief Accounting Officer

Dated: March 9, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jeffrey H. Lynford Jeffrey H. Lynford	Chairman of the Board, Chief Executive Officer, President and Director	March 9, 2004
/s/ Bonnie R. Cohen Bonnie R. Cohen	Director	March 9, 2004
/s/ Douglas Crocker II Douglas Crocker II	Director	March 9, 2004
/s/ Meyer S. Frucher Meyer S. Frucher	Director	March 9, 2004
/s/ Mark S. Germain Mark S. Germain	Director	March 9, 2004
/s/ Edward Lowenthal Edward Lowenthal	Director	March 9, 2004
/s/ David J. Neithercut David J. Neithercut	Director	March 9, 2004

Subsidiaries of the Registrant

The following is a list of subsidiaries of the registrant with the respective state of organization as of December 31, 2003:

Subsidiary	State
Wellsford Capital	Maryland
Wellsford Capital Properties, L.L.C.	Delaware
Wellsford Finance, L.L.C.	Delaware
Second Holding Company, LLC	Delaware
Belford Capital Management, L.L.C.	Delaware
Belford ZMTN Company, L.L.C.	Delaware
Wellsford CRC Holding Corp.	Maryland
Clairborne Fordham Tower, LLC	Delaware
Creamer Vitale Wellsford L.L.C.	Delaware
Wellsford Fordham Tower, L.L.C.	Delaware
Wellsford Park Highlands Corp.	Colorado
Park at Highlands L.L.C.	Colorado
Red Canyon at Palomino Park L.L.C.	Colorado
Silver Mesa at Palomino Park L.L.C.	Colorado
Green River at Palomino Park L.L.C.	Colorado
Gold Peak at Palomino Park L.L.C.	Colorado
Palomino Park Telecom L.L.C.	Colorado
Parkside Café at Palomino Park, Inc.	Colorado
Palomino Park Owners Association	Colorado
Palomino Park Public Improvements Corp.	Colorado
Silver Mesa Homeowners Association	Colorado
Wellsford Commercial Properties Trust	Maryland
Wellsford/Whitehall Group, L.L.C	Delaware
Wellsford Ventures, Inc.	Maryland
WRP Convertible Trust I	Delaware
Wellsford Mantua LLC	Delaware
East Lyme Housing Ventures, LLC	Delaware

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-73874) of Wellsford Real Properties, Inc. and in the related Prospectus of our report dated March 8, 2004, with respect to the consolidated financial statements and schedule of Wellsford Real Properties, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2003.

/s/ ERNST & YOUNG LLP

New York, New York
March 8, 2004

Exhibit 23.2

Independent Auditors' Consent

To the Board of Directors
Wellsford Real Properties, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 (No. 333-73874), of Wellsford Real Properties, Inc., of our report dated February 13, 2004, with respect to the consolidated balance sheets of Second Holding Company, LLC and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, members' equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Wellsford Real Properties, Inc.

/s/ KPMG LLP

Chicago, Illinois
March 8, 2004

Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-73874) of Wellsford Real Properties, Inc. and in the related Prospectus of our report dated February 12, 2004 (except for paragraph 5 of Note 1, as to which the date is March 5, 2004) with respect to the consolidated financial statements of Wellsford/Whitehall Group, L.L.C. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in members' equity, and cash flows for each of the three years in the period ended December 31, 2003, which report appears in the December 31, 2003 Annual Report (Form 10-K) of Wellsford Real Properties, Inc.

/s/ ERNST & YOUNG LLP

Dallas, Texas
March 8, 2004

Exhibit 31.1

CERTIFICATION PURSUANT TO
17 CFR 240.13a-14(a),
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey H. Lynford, Chief Executive Officer of Wellsford Real Properties, Inc., certify that:

1. I have reviewed this report on Form 10-K of Wellsford Real Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2004

By:/s/ Jeffrey H. Lynford

Jeffrey H. Lynford
Chief Executive Officer

CERTIFICATION PURSUANT TO
17 CFR 240.13a-14(a),
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James J. Burns, Chief Financial Officer of Wellsford Real Properties, Inc., certify that:

1. I have reviewed this report on Form 10-K of Wellsford Real Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2004

By:/s/ James J. Burns

James J. Burns
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Wellsford Real Properties, Inc. (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Jeffrey H. Lynford, Chief Executive Officer of the Company and James J. Burns, Chief Financial Officer of the Company, certify, to the best of our knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jeffrey H. Lynford
Jeffrey H. Lynford
Chief Executive Officer
Wellsford Real Properties, Inc.

/s/ James J. Burns
James J. Burns
Chief Financial Officer
Wellsford Real Properties, Inc.

March 12, 2004

A signed original of this written statement required by Section 906 has been provided to Wellsford Real Properties, Inc. and will be retained by Wellsford Real Properties, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

WELLSFORD REAL PROPERTIES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULES

All other schedules have been omitted because the required information for such other schedules is not present, is not present in amounts sufficient to require submission of the schedule or because the required information is included in the consolidated financial statements.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of
Wellsford Real Properties, Inc.

We have audited the accompanying consolidated balance sheets of Wellsford Real Properties, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements of Second Holding Company, LLC (a joint venture in which the Company has a 51.1% interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to the amounts included for Second Holding Company, LLC, it is based solely on their report. In the consolidated financial statements, the Company's investment in Second Holding Company, LLC is stated at $29,230,179 and $28,228,810, respectively, at December 31, 2003 and 2002, and the Company's equity in net income (loss) of Second Holding Company, LLC is stated at $1,639,879, $723,430, and $(162,933), respectively, for the three years in the period ended December 31, 2003.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wellsford Real Properties, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

New York, New York
March 8, 2004

WELLSFORD REAL PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Real estate assets, at cost:		
Land	$ 18,735,969	$ 19,402,840
Buildings and improvements	113,556,952	117,320,307
	132,292,921	136,723,147
Less:		
Accumulated depreciation	(16,774,867)	(12,833,600)
	115,518,054	123,889,547
Residential units available for sale	9,235,970	14,541,634
Land held for development	5,828,453	5,410,831
	130,582,477	143,842,012
Notes receivable	3,096,000	28,612,000
Assets held for sale	2,334,535	6,255,666
Investment in joint ventures	53,759,723	94,180,991
Total real estate and investments	189,772,735	272,890,669
Cash and cash equivalents	55,377,515	38,581,841
Restricted cash and investments	10,210,405	9,543,934
Investments in U.S. Government securities	27,516,211	--
Prepaid and other assets	2,950,260	11,758,599
Total assets	$ 285,827,126	$ 332,775,043
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage notes payable	$ 109,504,562	$ 112,232,830
... expenses ... liability for deferred	[illegible]	15,312,782
	[illegible]	224,007
	[illegible]	127,769,619
	[illegible]	25,000,000
	[illegible]	3,438,127
	[illegible]	--
	[illegible]	125,614
	[illegible]	3,398
	[illegible]	162,751,498
	[illegible]	20,617,085
	)	(253,500)
	[illegible]	(277,664)
	)	(6,399,134)
	4	176,567,297
	6	$ 332,775,043

WELLSFORD REAL PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2003	2002	2001
REVENUES			
Rental revenue	$ 14,256,344	$ 15,105,552	$ 12,441,232
Revenue from sales of residential units	12,535,481	10,635,188	21,932,050
Interest revenue	7,451,199	4,096,374	5,175,162
Fee revenue	1,359,408	674,975	617,376
Total revenues	35,602,432	30,512,089	40,165,820
COSTS AND EXPENSES			
Cost of sales of residential units	10,708,448	9,543,905	19,363,647
Property operating and maintenance	4,894,726	4,815,091	3,236,690
Real estate taxes	1,296,883	1,290,439	863,219
Depreciation and amortization	8,537,016	5,264,499	5,307,394
Property management	292,102	419,163	438,969
Interest	6,583,411	5,850,719	4,355,864
General and administrative	5,590,971	6,567,166	8,466,948
Restructuring charge	--	--	3,526,772
Total costs and expenses	37,903,557	33,750,982	45,559,503
(Loss) income from joint ventures	(34,429,066)	(208,751)	4,564,406
(Loss) before minority interest, income taxes, accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	(36,730,191)	(3,447,644)	(829,277)
Minority interest benefit (expense)	85,337	43,281	(282,526)
(Loss) before income taxes, accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	(36,644,854)	(3,404,363)	(1,111,803)
Income tax expense (benefit)	7,135,000	(1,322,000)	513,000
(Loss) before accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	(43,779,854)	(2,082,363)	[illegible]
Accrued distributions and amortization of costs on Convertible Trust Preferred Securities, net of income tax benefit of $720,000 in 2002 and 2001	2,099,815	1,379,815	[illegible]
(Loss) from continuing operations	(45,879,669)	(3,462,178)	[illegible]
Income from discontinued operations, net of income tax expense of $16,000, $22,000 and $186,000, respectively.	20,348	[illegible]	[illegible]
Net (loss)	$ (45,859,321)	[illegible]	[illegible]
Per share amounts, basic and diluted:			
(Loss) from continuing operations	$ (7.11)	[illegible]	[illegible]
Income from discontinued operations	--	[illegible]	[illegible]
Net (loss)	$ [illegible]	[illegible]	[illegible]
Weighted average number of common shares outstanding:			
Basic	[illegible]	[illegible]	[illegible]
Diluted	[illegible]	[illegible]	[illegible]

See notes to Cons[illegible]

WELLSFORD REAL PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Real estate assets, at cost:		
Land	$ 18,735,969	$ 19,402,840
Buildings and improvements	113,556,952	117,320,307
	132,292,921	136,723,147
Less:		
Accumulated depreciation	(16,774,867)	(12,833,600)
	115,518,054	123,889,547
Residential units available for sale	9,235,970	14,541,634
Land held for development	5,828,453	5,410,831
	130,582,477	143,842,012
Notes receivable	3,096,000	28,612,000
Assets held for sale	2,334,535	6,255,666
Investment in joint ventures	53,759,723	94,180,991
Total real estate and investments	189,772,735	272,890,669
Cash and cash equivalents	55,377,515	38,581,841
Restricted cash and investments	10,210,405	9,543,934
Investments in U.S. Government securities	27,516,211	--
Prepaid and other assets	2,950,260	11,758,599
Total assets	$ 285,827,126	$ 332,775,043
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage notes payable	$ 109,504,562	$ 112,232,830
Accrued expenses and other liabilities, including the liability for deferred compensation of $9,748,487 and $8,933,607	16,283,419	15,312,782
Liabilities attributable to assets held for sale	317,486	224,007
Total liabilities	126,105,467	127,769,619
Company-obligated, mandatorily redeemable convertible preferred securities of WRP Convertible Trust I, holding solely 8.25% junior subordinated debentures of Wellsford Real Properties, Inc. ("Convertible Trust Preferred Securities")	25,000,000	25,000,000
Minority interests	3,447,615	3,438,127
Commitments and contingencies		
Shareholders' equity:		
Series A 8% convertible redeemable preferred stock, $.01 par value per share, 2,000,000 shares authorized, no shares issued and outstanding	--	--
Common stock, 98,825,000 shares authorized, $.02 par value per share – 6,286,091 and 6,280,683 shares issued and outstanding	125,722	125,614
Class A-1 common stock, 175,000 shares authorized, $.02 par value per share – 169,903 shares issued and outstanding	3,398	3,398
Paid in capital in excess of par value	162,736,723	162,751,498
Retained earnings (deficit)	(25,242,236)	20,617,085
Accumulated other comprehensive loss; share of unrealized loss on interest rate protection contract purchased by joint venture investment, net of income tax benefit	(50,429)	(253,500)
Deferred compensation	--	(277,664)
Treasury stock, 305,249 and 311,624 shares	(6,299,134)	(6,399,134)
Total shareholders' equity	131,274,044	176,567,297
Total liabilities and shareholders' equity	$ 285,827,126	$ 332,775,043

See notes to Consolidated Financial Statements

WELLSFORD REAL PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2003	2002	2001
REVENUES			
Rental revenue	$ 14,256,344	$ 15,105,552	$ 12,441,232
Revenue from sales of residential units	12,535,481	10,635,188	21,932,050
Interest revenue	7,451,199	4,096,374	5,175,162
Fee revenue	1,359,408	674,975	617,376
Total revenues	35,602,432	30,512,089	40,165,820
COSTS AND EXPENSES			
Cost of sales of residential units	10,708,448	9,543,905	19,363,647
Property operating and maintenance	4,894,726	4,815,091	3,236,690
Real estate taxes	1,296,883	1,290,439	863,219
Depreciation and amortization	8,537,016	5,264,499	5,307,394
Property management	292,102	419,163	438,969
Interest	6,583,411	5,850,719	4,355,864
General and administrative	5,590,971	6,567,166	8,466,948
Restructuring charge	--	--	3,526,772
Total costs and expenses	37,903,557	33,750,982	45,559,503
(Loss) income from joint ventures	(34,429,066)	(208,751)	4,564,406
(Loss) before minority interest, income taxes, accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	(36,730,191)	(3,447,644)	(829,277)
Minority interest benefit (expense)	85,337	43,281	(282,526)
(Loss) before income taxes, accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	(36,644,854)	(3,404,363)	(1,111,803)
Income tax expense (benefit)	7,135,000	(1,322,000)	513,000
(Loss) before accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	(43,779,854)	(2,082,363)	(1,624,803)
Accrued distributions and amortization of costs on Convertible Trust Preferred Securities, net of income tax benefit of $720,000 in 2002 and 2001	2,099,815	1,379,815	1,379,815
(Loss) from continuing operations	(45,879,669)	(3,462,178)	(3,004,618)
Income from discontinued operations, net of income tax expense of $16,000, $22,000 and $186,000, respectively.	20,348	89,759	280,002
Net (loss)	$ (45,859,321)	$ (3,372,419)	$ (2,724,616)
Per share amounts, basic and diluted:			
(Loss) from continuing operations	$ (7.11)	$ (0.53)	$ (0.42)
Income from discontinued operations	--	0.01	0.04
Net (loss)	$ (7.11)	$ (0.52)	$ (0.38)
Weighted average number of common shares outstanding:			
Basic	6,454,236	6,436,755	7,213,029
Diluted	6,454,236	6,436,755	7,213,029

See notes to Consolidated Financial Statements

WELLSFORD REAL PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Common Shares*		Paid-in	Retained Earnings	Accumulated Other Comprehensive	Deferred	Total Shareholders'	Comprehensive
	Shares	Amount	Capital**	(Deficit)	(Loss) Income	Compensation	Equity	(Loss)
Balance, January 1, 2001	8,350,378	$ 167,008	$ 190,889,226	$ 26,714,120	--	$ (1,788,005)	$ 215,982,349	
Director and employee share grants	75,647	1,513	1,434,487	--	--	(1,356,000)	80,000	$ --
Amortization of deferred compensation***	--	--	--	--	--	1,623,009	1,623,009	--
Shares repurchased and cancelled	(2,020,784)	(40,416)	(36,535,776)	--	--	--	(36,576,192)	--
Registration costs	--	--	(123,112)	--	--	--	(123,112)	--
Warrants repurchased and cancelled	--	--	(80,000)	--	--	--	(80,000)	--
Share of unrealized loss on interest rate protection contract purchased by joint venture investment, net of income tax benefit of $68,491	--	--	--	--	(102,736)	--	(102,736)	(102,736)
Net (loss)	--	--	--	(2,724,616)	--	--	(2,724,616)	(2,724,616)
Balance, December 31, 2001	6,405,241	128,105	155,584,825	23,989,504	(102,736)	(1,520,996)	178,078,702	$ (2,827,352)
Director share grants	4,760	95	91,905	--	--	--	92,000	$ --
Stock option exercises	40,585	812	675,634	--	--	--	676,446	--
Amortization of deferred compensation	--	--	--	--	--	1,243,332	1,243,332	--
Share of unrealized loss on interest rate protection contract purchased by joint venture investment, net of income tax benefit of $100,509	--	--	--	--	(150,764)	--	(150,764)	(150,764)
Net (loss)	--	--	--	(3,372,419)	--	--	(3,372,419)	(3,372,419)
Balance, December 31, 2002	6,450,586	129,012	156,352,364	20,617,085	(253,500)	(277,664)	176,567,297	$ (3,523,183)
Director share grants	5,408	108	85,225	--	--	--	85,333	$ --
Amortization of deferred compensation	--	--	--	--	--	277,664	277,664	--
Share of unrealized income on interest rate protection contract purchased by joint venture investment, net of income tax benefit of $135,381	--	--	--	--	203,071	--	203,071	203,071
Net (loss)	--	--	--	(45,859,321)	--	--	(45,859,321)	(45,859,321)
Balance, December 31, 2003	6,455,994	$ 129,120	$ 156,437,589	$(25,242,236)	$ (50,429)	$ --	$ 131,274,044	$ (45,656,250)

* Includes 169,903 class A-1 common shares.
** Net of treasury stock.
*** Includes $45,000 charged to the restructuring charge related to early retirement.

See notes to Consolidated Financial Statements

WELLSFORD REAL PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss)	$ (45,859,321)	$ (3,372,419)	$ (2,724,616)
Adjustments to reconcile net (loss) to net cash provided by operating activities:			
Share of impairment charges from Wellsford/Whitehall	37,376,500	--	--
Deferred tax provision (credit)	6,842,000	(1,225,000)	1,503,000
Depreciation and amortization	8,685,996	5,511,980	5,126,018
Amortization of deferred compensation	277,664	1,243,332	1,578,009
Non-cash charges in restructuring charge	--	--	61,081
Distributions (less than) in excess of joint venture income	(1,282,797)	923,875	163,695
Undistributed minority (benefit) expense	(85,337)	(43,281)	282,526
Stock issued for director compensation	85,333	92,000	80,000
Value of option grants for director compensation	93,600	--	--
Changes in assets and liabilities:			
Restricted cash and investments	(666,471)	(1,990,775)	2,368,347
Residential units available for sale	9,342,643	7,763,125	16,448,630
Assets held for sale	(356,001)	(744,892)	(217,173)
Prepaid and other assets	2,126,663	(329,732)	(763,682)
Accrued expenses and other liabilities	877,037	(1,985,788)	2,432,801
Liabilities attributable to assets held for sale	93,479	(6,563)	(69,911)
Net cash provided by operating activities	17,550,988	5,835,862	26,268,725
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of U.S. Government securities	(27,516,211)	--	--
Investments in real estate assets	(19,558)	(472,697)	(39,646,193)
Land held for development	(360,551)	--	--
Investments in joint ventures:			
Capital contributions	--	(209,800)	(8,565,877)
Returns of capital	509,963	--	31,616,900
Investments in notes receivable	--	--	(500,000)
Repayments of notes receivable	25,516,000	6,172,727	3,589,255
Proceeds from sale of real estate assets	4,165,467	--	18,553,458
Net cash provided by investing activities	2,295,110	5,490,230	5,047,543
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings from credit facility	--	--	12,000,000
Repayment of credit facility	--	--	(24,000,000)
Borrowings from mortgage notes payable	40,000,000	--	36,747,451
Deferred financing costs	(316,881)	--	--
Interest funded by construction loan	--	431,120	--
Repayment of mortgage notes payable	(42,728,268)	(9,928,894)	(19,420,817)
Proceeds from option exercises	--	676,446	--
Distributions to minority interest	(5,275)	(15,232)	(16,385)
Costs to repurchase warrants	--	--	(80,000)
Registration costs	--	--	(123,112)
Repurchase of common shares	--	--	(36,576,192)
Net cash (used in) financing activities	(3,050,424)	(8,836,560)	(31,469,055)
Net increase (decrease) in cash and cash equivalents	16,795,674	2,489,532	(152,787)
Cash and cash equivalents, beginning of year	38,581,841	36,092,309	36,245,096
Cash and cash equivalents, end of year	$ 55,377,515	$ 38,581,841	$ 36,092,309

WELLSFORD REAL PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)

	For the Years Ended December 31,		
	2003	2002	2001
SUPPLEMENTAL INFORMATION:			
Cash paid during the year for interest, including amounts capitalized of $1,610,359 in 2001	$ 6,556,762	$ 5,763,774	$ 5,849,094
Tax refunds in excess of payments for income taxes	$ 1,795,490	$ 107	$ 1,154,461
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Other comprehensive income (loss); share of unrealized income (loss) on interest rate protection contract purchased by joint venture investment, net of tax	$ 203,071	$ (150,764)	$ (102,736)
Release of shares held in deferred compensation plan	$ 100,000	$ 50,000	
Reclassification of Silver Mesa units from land, building and improvements and accumulated depreciation to residential units available for sale in 2003 and 2002, respectively	$ 4,036,979	$ 16,903,808	
Value of land, net other assets and minority interest assumed on investment in land held for development	$ 100,100		

See notes to Consolidated Financial Statements

1. *Organization and Business*

Wellsford Real Properties, Inc. (and subsidiaries, collectively the "Company") was formed as a Maryland corporation on January 8, 1997, as a corporate subsidiary of Wellsford Residential Property Trust (the "Trust"). On May 30, 1997, the Trust merged (the "Merger") with Equity Residential Properties Trust ("EQR"). Immediately prior to the Merger, the Trust contributed certain of its assets to the Company and the Company assumed certain liabilities of the Trust. Immediately after the contribution of assets to the Company and immediately prior to the Merger, the Trust distributed to its common shareholders all the outstanding shares of the Company owned by the Trust (the "Spin-off"). On June 2, 1997, the Company sold 6,000,000 shares of its common stock in a private placement to a group of institutional investors at $20.60 per share, the Company's then book value per share.

The Company is a real estate merchant banking firm headquartered in New York City which acquires, develops, finances and operates real properties and organizes and invests in private and public real estate companies. The Company has established three strategic business units ("SBUs") within which it executes its business plan: (i) commercial property operations which are held in the Company's subsidiary, Wellsford Commercial Properties Trust, through its ownership interest in Wellsford/Whitehall Group, L.L.C. ("Wellsford/Whitehall"); (ii) Debt and Equity Activities – Wellsford Capital SBU; and (iii) Property Development and Land Investments – Wellsford Development SBU.

See Note 13 for additional information regarding the Company's industry segments.

2. *Summary of Significant Accounting Policies*

Principles of Consolidation and Financial Statement Presentation. The accompanying consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries. Investments in entities where the Company does not have a controlling interest are accounted for under the equity method of accounting. These investments are initially recorded at cost and are subsequently adjusted for the Company's proportionate share of the investment's income (loss), additional contributions or distributions. Investments in entities where the Company does not have the ability to exercise significant influence are accounted for under the cost method. All significant inter-company accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 "*Consolidation of Variable Interest Entities*" ("FIN 46"). A Variable Interest Entity ("VIE") is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses or receives a majority of the residual returns of the VIE is considered the primary beneficiary and must consolidate the VIE. The provisions of FIN 46 are effective immediately for variable interest entities formed or acquired after January 31, 2003 and in the period ending after December 15, 2003 for variable interest entities in which the Company held an interest before February 1, 2003. The Company has two variable interest entities, one of which is consolidated under the provisions of FIN 46 at December 31, 2003. In addition, based on the provisions of FIN 46, the Company will be required to deconsolidate the entity which issued the Convertible Trust Preferred Securities during the quarter ending March 31, 2004. The Company is currently assessing the impact to the display changes for the financial statements, but believes that there will be no material impact to financial position, results of operations or cash flows upon adoption.

Summary of Significant Accounting Policies (continued)

The accompanying consolidated financial statements include the assets and liabilities contributed to and assumed by the Company from the Trust, from the time such assets and liabilities were acquired or incurred, respectively, by the Trust. Such financial statements have been prepared using the historical basis of the assets and liabilities and the historical results of operations related to the Company's assets and liabilities.

Cash and Cash Equivalents. The Company considers all demand and money market accounts and short term investments in government funds with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

Investment in U.S. Government Securities. Investments in U.S. Government securities are classified as held-to-maturity and are carried at amortized cost.

Real Estate, Other Investments, Depreciation, Amortization and Impairment. Costs directly related to the acquisition, development and improvement of real estate are capitalized, including interest and other costs incurred during the construction period. Costs incurred for significant repairs and maintenance that extend the usable life of the asset or have a determinable useful life are capitalized. Ordinary repairs and maintenance are expensed as incurred. The Company expenses all lease turnover costs for its residential units, such as painting, cleaning, carpet replacement and other turnover costs, as such costs are incurred.

Tenant improvements and leasing commissions related to commercial properties are capitalized and amortized over the terms of the related leases. Costs incurred to acquire investments in joint ventures are capitalized and amortized over the expected life of the related investment. Additional amortization is charged as specified assets are sold in cases where the joint venture would cease to exist when all assets are sold or otherwise disposed of or where impairment provisions are recorded at the joint venture. Depreciation is computed over the expected useful lives of depreciable property on a straight-line basis, principally 27.5 years for residential buildings and improvements, 40 years for commercial properties and two to twelve years for furnishings and equipment.

Depreciation and amortization expense was approximately $8,537,000, $5,264,000 and $5,307,000 in 2003, 2002 and 2001, respectively, and included approximately $4,021,000, $758,000 and $1,950,000 of amortization in 2003, 2002 and 2001, respectively, of certain costs capitalized to the Company's Investment in Joint Ventures. The 2003 amount includes (i) a charge to write-off the remaining $2,644,000 of unamortized warrant costs by the Company relating to the Wellsford/Whitehall venture as a result of an impairment charge recorded by that venture during the fourth quarter of 2003 and (ii) accelerated amortization attributable to asset sales in 2003 of $994,000 in excess of the straight-line amount.

The Company reviews its real estate assets, investments in joint ventures and other investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

In August 2001, Statement of Financial Accounting Standard ("SFAS") No. 144 *"Accounting for the Impairment or Disposal of Long-Lived Assets"* was issued. SFAS No. 144 supersedes SFAS No. 121 *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."* The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 by the Company on January 1, 2002, did not

Summary of Significant Accounting Policies (continued)

have a material effect on its results of operations or financial position. Adoption of the standard requires a change in display of operating results as the operations of properties which are classified as held for sale or are sold subsequent to January 1, 2002 will be included as discontinued operations. The Company reclassified two properties in the Wellsford Capital SBU as a discontinued operation at June 30, 2003. Accordingly, the Company reclassified the December 31, 2002 balance sheet and prior period presentation of its statements of operations and cash flows in accordance with SFAS No. 144. Assets held for sale are recorded at the lower of historical cost or market value less selling costs. One of the properties was sold in July 2003. The operations of these two properties had not been classified as discontinued operations but treated as held for use for the year ended December 31, 2002 and accordingly the Company recorded depreciation expense during that year. No depreciation was recorded subsequent to July 1, 2003 for these two properties. Depreciation was not recorded during the year ended December 31, 2001 as a result of these assets being held for sale at that time as well.

Real Estate – Residential Units Available for Sale. The Company's residential units available for sale are recorded at the lower of historical cost or market value based upon current conditions. As units are sold, the Company records cost of sales based upon relative sales values. Sales price concessions are recognized as a reduction in sales revenues as individual units are sold. Advertising costs are expensed as incurred.

Deferred Financing Costs. Deferred financing costs consist of costs incurred to obtain financing or financing commitments, including the issuance of the Convertible Trust Preferred Securities. Such costs are amortized over the expected term of the respective agreements.

Mortgage Note Receivable Impairment. The Company considers a note impaired if, based on current information and events, it is probable that all amounts due including future interest payable under the note agreement are not collectable. No impairment has been recorded during the years ended December 31, 2003, 2002 and 2001.

Debt, Other Liabilities and Equity. In May 2003, SFAS No. 150 *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"* was issued. SFAS No. 150 defines the appropriate balance sheet classification of instruments with both debt and equity components and the appropriate expense classification for any dividend, interest or fair value adjustments. SFAS No. 150 is effective for interim periods beginning after June 15, 2003. The Company has determined that this statement did not have any impact on its financial position or results of operations.

Revenue Recognition. Commercial properties are leased under operating leases. Rental revenue from office properties is recognized on a straight-line basis over the terms of the respective leases. Residential units are leased under operating leases with terms of generally six to fourteen months and such rental revenue is recognized monthly as tenants are billed. Interest revenue is recorded on an accrual basis over the life of the loan. Prepayment penalties on mortgages receivable are recorded as interest revenue in the period that such fees are earned. Fee revenues are recorded in the period earned, based upon formulas as defined by agreement for management services or upon asset sales and purchases by certain joint venture investments. Sales of real estate assets are recognized at closing, subject to receipt of down payments and other requirements in accordance with applicable accounting guidelines.

Share Based Compensation. SFAS No. 123 *"Accounting for Stock-Based Compensation"* establishes a fair value based method of accounting for share based compensation plans, including share options. However, registrants may elect to continue accounting for share option plans under Accounting

Summary of Significant Accounting Policies (continued)

Principles Board Opinion ("APB") No. 25, but are required to provide pro forma net income and earnings per share information "as if" the fair value approach had been adopted. The Company previously elected to account for its share based compensation plans under APB No. 25, resulting in no impact on the Company's consolidated financial statements for the years ended December 31, 2002 and 2001.

In December 2002, SFAS No. 148 *"Accounting for Stock-Based Compensation—Transition and Disclosure"* was issued as an amendment to SFAS No. 123. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company has determined that the prospective method of transition will be used to account for stock-based compensation on a fair value basis during 2003 and in the future. This method results in the Company applying the provisions of SFAS No. 123 to all 2003 and future grants and significant modifications to the terms of previously granted options by expensing the determined fair value of the options over the future vesting periods.

Shares issued pursuant to the Company's deferred compensation plan are recorded at the market price on the date of issuance and amortized over the respective vesting periods.

Income Taxes. The Company accounts for income taxes under SFAS No. 109 *"Accounting for Income Taxes."* Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are estimated to be in effect when the differences are expected to reverse. Valuation allowances with respect to deferred income tax assets are recorded when deemed appropriate and adjusted based upon periodic evaluations.

Derivative and Hedging Activities. In June 1998, SFAS No. 133 *"Accounting for Derivative Instruments and Hedging Activities"* was issued. The Company and its joint venture investments have adopted SFAS No. 133 effective January 1, 2001. SFAS No. 133 requires the Company and its joint venture investments to recognize all derivatives on the balance sheet at fair value. The Company's derivative investments are currently made by its joint venture investments and are primarily interest rate hedges where changes in the fair value of the derivative are offset against the changes in the fair value of the hedged debt or a cash flow hedge which limits the base rate of variable rate debt. For a cash flow hedge, the ineffective portion of a derivative's change in fair value is immediately recognized in earnings, if applicable and the effective portion of the fair value difference of the derivative is reflected separately in shareholders' equity as accumulated other comprehensive income (loss), net of income tax benefit (expense).

Per Share Data. Basic earnings per common share are computed based upon the weighted average number of common shares outstanding during the period, including class A-1 common shares. Diluted earnings per common share are based upon the increased number of common shares that would be outstanding assuming the exercise of dilutive common share options, warrants and Convertible Trust Preferred Securities.

Summary of Significant Accounting Policies (continued)

The following table details the computation of earnings per share, basic and diluted:

	For the Years Ended December 31,		
	2003	2002	2001
Numerator:			
(Loss) from continuing operations	$ (45,879,669)	$ (3,462,178)	$ (3,004,618)
Income from discontinued operations, net of income tax expense of $16,000, $22,000 and $186,000, respectively	20,348	89,759	280,002
Net (loss)	$ (45,859,321)	$ (3,372,419)	$ (2,724,616)
Denominator:			
Denominator for net (loss) per common share, basic - weighted average common shares	6,454,236	6,436,755	7,213,029
Effect of dilutive securities:			
Stock options	--	--	--
Convertible Trust Preferred Securities	--	--	--
Warrants	--	--	--
Denominator for net (loss) per common share, diluted - weighted average common shares	6,454,236	6,436,755	7,213,029
Per share amounts, basic and diluted:			
(Loss) from continuing operations	$ (7.11)	$ (0.53)	$ (0.42)
Income from discontinued operations	--	0.01	0.04
Net (loss)	$ (7.11)	$ (0.52)	$ (0.38)

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Reclassification. Amounts in certain accounts in the Consolidated Balance Sheets, Consolidated Statements of Operations, the Consolidated Statements of Cash Flows and certain tables in the footnote disclosures have been reclassified to conform to the current period presentation primarily from the presentation requirements for assets classified as held for sale during 2003.

3. *Restricted Cash and Investments*

Restricted cash and investments primarily consists of deferred compensation arrangement deposits and debt service, construction reserve and environmental reserve balances. At December 31, 2003 and 2002, deferred compensation arrangement deposits amounted to approximately $9,748,000 and $8,934,000, respectively, and reserve balances amounted to approximately $462,000 and $610,000, respectively. Deferred compensation arrangement deposits, are made in cash, but can be directed to be used to purchase other investments including equity securities, bonds and partnership interests.

4. *Investments in U.S. Government Securities*

Investments in securities primarily consists of U.S. Government treasury obligations which are being held to maturity by the Company. As of December 31, 2003 the balance of these securities was

Investments in U.S. Government Securities (continued)

approximately $27,516,000, had a weighted average yield to maturity of 1.35% per annum, after fees, and a weighted average term to maturity of approximately 17 months. No security in the portfolio has a maturity longer than 22 months from its initial purchase date and the latest maturity as of December 31, 2003 is October 31, 2005.

5. *Notes Receivable*

At December 31, 2003 and 2002, notes receivable consisted of the following:

Notes Receivable (A)	Stated Interest Rate	Interest Rate in Effect (B)	Maturity Date	Payment Terms	Balance at December 31, 2003	Balance at December 31, 2002
277 Park Loan	12.00%	12.00%	May 2007	(C)	$ --	$ 25,000,000
Guggenheim	8.25%	8.25%	December 2005	(D)	3,096,000	3,612,000
					$ 3,096,000	$ 28,612,000

(A) For additional information regarding notes receivable, see Footnote 13, "Segment Information, Debt and Equity Investments."
(B) At December 31, 2003 based upon then in effect fixed rates.
(C) The 277 Park Loan was prepaid by the borrower in September 2003. Prior to the prepayment, monthly interest only payments were required.
(D) Provides for annual principal paydowns and interest from the sale of equity interests in The Liberty Hampshire Company, L.L.C. ("Liberty Hampshire"). On January 5, 2004, the Company received a principal payment of $1,032,000 relating to 2003.

6. *Debt*

At December 31, 2003 and 2002, the Company's debt consisted of the following:

Debt/Project	Initial Maturity Date	Stated Interest Rate	Balance at December 31, 2003	Balance at December 31, 2002
Mortgage notes payable:				
Palomino Park Bonds (A)	May 2005	Variable (B)	$ 12,680,000	$ 12,680,000
Blue Ridge Mortgage	December 2007	6.92% (C)	31,944,959	32,447,478
Red Canyon Mortgage	December 2008	6.68% (C)	25,293,789	25,676,576
Silver Mesa Conversion Loan	December 2003	LIBOR + 2.00% (D)	--	4,317,501
Green River Construction Loan	January 2003	LIBOR + 1.75% (E)	--	37,111,275
Green River Mortgage	March 2013	5.45% (C)	39,585,814	--
Total mortgage notes payable			$109,504,562	$112,232,830
Carrying amount of real estate assets collateralizing mortgage notes payable			$120,957,010	$143,842,011

(A) Tax-exempt bonds are secured by liens on four of the five phases of Palomino Park (see below).
(B) Rate approximates the Standard & Poor's / J.J. Kenney index for short-term high grade tax-exempt bonds (average annual rates, exclusive of credit enhancement costs, were approximately 1.79% and 1.68% for 2003 and 2002, respectively).
(C) Principal payments are made based on a 30-year amortization schedule.
(D) Effective interest rate was approximately 3.38% at December 31, 2002. Principal payments were based on approximately 90% of net sales proceeds from condominium sales prior to the May 2003 payment of the then remaining unpaid principal balance.
(E) Effective interest rate was approximately 3.17% at December 31, 2002. The Green River Construction Loan was repaid in February 2003 with proceeds from the Green River Mortgage.

Debt (continued)

In December 1995, the Trust marketed and sold $14,755,000 of tax-exempt bonds to fund construction at Palomino Park. Initially, all five phases of Palomino Park were collateral for the Palomino Park Bonds. The Palomino Park Bonds have an outstanding balance of $12,680,000 at December 31, 2003 and 2002 and are currently collateralized by four phases at Palomino Park, as Silver Mesa was released from the collateral in November 2000. In June 2000, the Company obtained a five-year AA rated letter of credit from Commerzbank AG to secure the Palomino Park Bonds. This letter of credit, which expires in May 2005, replaced an expiring letter of credit. A subsidiary of EQR has guaranteed Commerzbank AG's letter of credit; such guarantee also expires in May 2005.

During October 2001, the Company and Commerzbank AG amended the letter of credit agreement to include the $25,000,000 of Convertible Trust Preferred Securities in shareholders' equity in the determination of the minimum shareholders' equity covenant. In the fourth quarter 2003, after the prepayment of the 277 Park Loan and with no expected near-term replacement of that investment's revenue and income impact, it was anticipated that the Company would not meet the existing debt service ratio requirements under the terms of the agreement with Commerzbank AG for the Palomino Park Bonds during one of the quarterly tests in 2004. In December 2003, the letter of credit was amended to include the effect of offsetting the loss of income from the 277 Park Loan for the six fiscal quarters beginning with the December 31, 2003 quarter.

At December 31, 2003 Wellsford/Whitehall recorded an impairment charge of approximately $114,700,000 related to 12 assets in the portfolio of which the Company's share was approximately $37,377,000, before a related charge to write-off the remaining unamortized warrant costs on the Company's books of approximately $2,644,000. As a result, the Company notified Commerzbank AG in January 2004 that it would not meet the minimum shareholders' equity covenant at December 31, 2003. The Company received a modification to the terms of the letter of credit to reduce the minimum net worth requirement to $120,000,000, which amount includes the $25,000,000 of Convertible Trust Preferred Securities as equity. As a result of this modification, the Company is in compliance with the letter of credit agreement covenants.

The Company incurred aggregate fees of approximately $230,000 for each of the years ended December 31, 2003, 2002 and 2001 related to all of the credit enhancement costs for the Palomino Park Bonds.

The Company had a $20,000,000 loan facility from a predecessor of Fleet National Bank which was secured by a $25,000,000 note receivable, bore interest at LIBOR + 2.75% per annum and expired in January 2002. Interest expense, including unused facility fees was approximately $7,000 and $300,000 for the years ended December 31, 2002 and 2001, respectively. In the future, the Company may seek to obtain a new facility based upon future liquidity requirements.

Debt (continued)

The Company's long-term mandatory maturities of debt for the next five years and thereafter are as follows:

For the Years Ended December 31,	Mortgages	Palomino Park Bonds	Total
2004	$ 1,436,000	$ --	$ 1,436,000
2005	1,578,000	12,680,000	14,258,000
2006	1,682,000	--	1,682,000
2007	31,341,000	--	31,341,000
2008	24,140,000	--	24,140,000
Thereafter	36,648,000	--	36,648,000
Total	$ 96,825,000	$ 12,680,000	$109,505,000

The Company capitalizes interest related to buildings and condominiums under construction and renovations to the extent such assets qualify for capitalization. Total interest capitalized on consolidated assets during the year ended December 31, 2001 was approximately $1,610,000. No interest was capitalized during the years ended December 31, 2003 and 2002.

7. *Convertible Trust Preferred Securities*

In May 2000, the Company privately placed with a subsidiary of EQR 1,000,000 8.25% Convertible Trust Preferred Securities, representing beneficial interests in the assets of WRP Convertible Trust I, a Delaware statutory business trust which is a consolidated subsidiary of the Company ("WRP Trust I"), with an aggregate liquidation amount of $25,000,000 (the "Convertible Trust Preferred Securities"). WRP Trust I also issued 31,000 8.25% Convertible Trust Common Securities to the Company, representing beneficial interests in the assets of WRP Trust I, with an aggregate liquidation amount of $775,000. The proceeds from both transactions were used by WRP Trust I to purchase $25,775,000 of the Company's 8.25% Convertible Junior Subordinated Debentures. The transactions between WRP Trust I and the Company are eliminated in the consolidated financial statements of the Company. The Company incurred approximately $450,000 of costs in connection with the issuance of the securities which are being amortized through May 2012.

The Convertible Trust Preferred Securities are convertible into 1,123,696 common shares at $22.248 per share and are redeemable in whole or in part by the Company on or after May 30, 2002. EQR can require redemption on or after May 30, 2012 unless the Company exercises one of its two five-year extensions (subject to an interest adjustment to the then prevailing market rates if higher than 8.25% per annum). The redemption rights are subject to certain other terms and conditions contained in the related agreements.

Based on the provisions of FIN 46, the Company will be required to deconsolidate WRP Trust I during the quarter ending March 31, 2004. The Company is currently assessing the impact to the display changes for the financial statements, but believes that there will be no material impact to financial position, results of operations or cash flows upon adoption.

8. *Income Taxes*

The components of the income tax provision (benefit) for continuing operations are as follows:

	For the Years Ended December 31,		
	2003	2002	2001
Current federal tax (A)	$ --	$ (395,000)	$ (773,000)
Current state and local tax	293,000	298,000	(217,000)
Deferred federal tax	7,090,000	(850,000)	1,353,000
Deferred state and local tax	(248,000)	(375,000)	150,000
	$ 7,135,000	$ (1,322,000)	$ 513,000

The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense for continuing operations is as follows:

	For the Years Ended December 31,					
	2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax (benefit) at U.S. statutory rate (A)	$(12,826,000)	(35.00%)	$(1,191,000)	(35.00%)	$ (389,000)	(35.00%)
State taxes, net of federal benefit	29,000	0.08%	194,000	5.70%	120,000	10.79%
State and local tax operating loss carryforwards, net of federal taxes	--	--	--	--	(171,000)	(15.38%)
Change in valuation allowance, net	19,551,000	53.35%	(313,000)	(9.19%)	806,000	72.49%
Non-deductible/non-taxable items, net	15,000	0.04%	(63,000)	(1.85%)	131,000	11.78%
Effect of difference in tax rate	366,000	1.00%	51,000	1.50%	16,000	1.44%
	$ 7,135,000	19.47%	$(1,322,000)	(38.84%)	$ 513,000	46.12%

(A) The aforementioned income tax expense (benefit) for 2002 and 2001 is prior to the tax benefit aggregating $720,000 in each of these periods attributable to the Convertible Trust Preferred Securities distributions and amortization.

The Company has net operating loss ("NOL") carryforwards, for Federal income tax purposes, resulting from the Company's merger with VLP in 1998. The NOLs aggregate approximately $56,500,000 at December 31, 2003, expire in the years 2007 through 2012 and are subject to an annual and aggregate limit on utilization of NOLs after an ownership change, pursuant to Section 382 of the Internal Revenue Code. Any annual amounts not used in one year may be carried forward to subsequent years. Approximately $16,500,000 could be utilized in 2004 to offset Federal taxable income.

Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2003	2002
Deferred Tax Assets		
Net operating loss	$ 19,216,683	$ 21,031,195
Deferred compensation and severance arrangements	5,376,915	5,329,393
Wellsford/Whitehall asset basis differences	19,848,858	1,044,469
Value Property Trust asset basis differences	555,147	1,279,590
AMT credit carryforwards	547,564	547,564
Other	454,621	421,374
	45,999,788	29,653,585
Valuation allowance	(41,952,945)	(18,996,470)
Total deferred tax assets	4,046,843	10,657,115
Deferred Tax Liabilities		
Palomino Park asset basis differences	(3,312,254)	(3,019,961)
Deferred gain on sale of Liberty Hampshire	(1,256,068)	(1,303,194)
Other	(26,701)	(25,543)
Total deferred tax liabilities	(4,595,023)	(4,348,698)
Net deferred tax (liability) asset	$ (548,180)	$ 6,308,417

The Company's net deferred tax liability is included in accrued expenses and other liabilities at December 31, 2003 and its net deferred tax asset is included in prepaid and other assets at December 31, 2002 in the accompanying consolidated balance sheets.

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, management has determined that valuation allowances of $41,952,945 and $18,996,470 at December 31, 2003 and 2002, respectively, are necessary. The valuation allowance at December 31, 2003 relates to fully reserving the NOL carryforwards, the impact of deferred compensation and severance arrangements and alternative minimum tax credit carryforwards and substantially all of the difference in the basis of the Company's investment in Wellsford/Whitehall. As a result of the impairment charge recorded in the fourth quarter of 2003 by Wellsford/Whitehall (see Note 13), the Company determined that it was appropriate to increase the valuation allowance attributable to NOL carryforwards so that the unreserved balance of approximately $6,680,000 at September 30, 2003 became fully reserved.

9. *Transactions With Affiliates*

The following table details revenues and costs for transactions with affiliates for the years ended December 31, 2003, 2002 and 2001:

(amounts in thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Revenues			
WP Commercial (B):			
Asset acquisition fee revenue	$ --	$ 22	$ 23
Asset disposition fee revenue	430	7	365
Second Holding fees, net of fees paid to Reis of $120, $120 and $180, respectively.	930	646	217
	$ 1,360	$ 675	$ 605
Costs (A)			
Affiliates of the Whitehall Funds (B):			
Management fees for VLP properties (C)	$ --	$ 20	$ 142
EQR:			
Credit enhancement	81	81	81
	$ 81	$ 101	$ 223

(A) The term cost is used as certain items are expensed directly to operations such as the management fees and portions of the other items may be capitalized into the basis of development projects.

(B) Wellsford/Whitehall is a joint venture by and among the Company, various entities affiliated with the Whitehall Funds ("Whitehall"), private real estate funds sponsored by The Goldman Sachs Group, Inc. ("Goldman Sachs"), as well as a family based in New England. See Note 13 for additional information.

(C) This arrangement was terminated during the second quarter of 2002.

The Company has an approximate 51.1% non-controlling interest in a joint venture special purpose finance company, Second Holding Company, LLC, which was organized to purchase investment and non-investment grade rated real estate debt instruments and investment grade rated other asset-backed securities ("Second Holding"). An affiliate of a significant shareholder of the Company (the Caroline Hunt Trust Estate, which owns 405,500 shares of common stock of the Company at December 31, 2003 and 2002 ("Hunt Trust")) who, together with other Hunt Trust related entities, own an approximate 39% interest in Second Holding.

The Company has direct and indirect investments in a real estate information and database company, Reis, Inc. ("Reis"), a leading provider of real estate market information to institutional investors. At December 31, 2003 and 2002, the Company's aggregate investment in Reis, which is accounted for under the cost method, was approximately $6,790,000 or approximately 21.8% of Reis' equity on an as converted basis. The president and primary common shareholder of Reis is the brother of Mr. Lynford, the Chairman, President and Chief Executive Officer of the Company. Mr. Lowenthal, the Company's former President and Chief Executive Officer, who currently serves on the Company's Board of Directors, has served on the board of directors of Reis since the third quarter of 2000. Messrs. Lynford and Lowenthal have and will continue to recuse themselves from any investment decisions made by the Company pertaining to Reis.

A portion of the Reis investment is held directly by the Company and the remainder is held by Reis Capital Holdings, LLC ("Reis Capital"), a company which was organized to hold this investment. The Hunt Trust who, together with other Hunt Trust related entities, own an approximate 39% interest in Reis Capital.

Transactions With Affiliates (continued)

Messrs. Lynford and Lowenthal were members of the EQR board of directors from the date of the Merger through their retirements from the EQR board in May 2003. In addition, the former president and vice-chairman of EQR, Mr. Crocker, is a member of the Company's Board of Directors. Mr. Neithercut, the current executive vice president and chief financial officer of EQR was elected to the Company's Board of Directors on January 1, 2004 to represent EQR's interests in the Company. EQR has a 14.15% interest in the Company's residential project in Denver, Colorado at December 31, 2003 and 2002, respectively and provides credit enhancement for the Palomino Park Bonds. A subsidiary of EQR is the holder of the Convertible Trust Preferred Securities and the class A-1 common stock of the Company. With respect to EQR's 14.15% interest in the corporation that owns Palomino Park, there exists a put/call option between the Company and EQR related to one-half of such interest (7.075%) for $1,900,000. A transaction for the remaining interest would be subject to negotiation between the Company and EQR. Additionally, EQR is the beneficiary of certain rights of first offer on the Blue Ridge and Red Canyon phases at Palomino Park.

See Note 13 for additional related party information.

10. *Shareholders' Equity*

The Company may repurchase shares from time to time by means of open market purchases depending on availability of shares, the Company's cash position, the price per share and other corporate matters including, but not limited to, a minimum shareholder's equity covenant as required by Commerzbank AG's letter of credit agreement. No minimum number or value of shares to be repurchased has been fixed.

The following table summarizes the stock repurchase activity by the Company and approvals thereof by the Company's Board of Directors during the year ended December 31, 2001. There were no repurchases or additional authorizations made by the Board of Directors during the years ended December 31, 2003 and 2002, respectively.

	Purchased From	Repurchases Approved	Actual Repurchases	Number of Transactions	Purchase Price per Share	Aggregate Purchase Price
June 2001	Institutional shareholder	2,020,784	2,020,784	1	$ 18.10	$ 36,576,000

The Company has the ability to purchase up to an additional 1,229,837 common shares under previously authorized plans, subject to meeting the minimum shareholders' equity covenant as required by Commerzbank AG's letter of credit agreement for the Palomino Park Bonds.

The Company has issued shares to executive officers and other employees through periodic annual bonus and/or deferred compensation awards, as well as certain shares issued at the date of the Merger, pursuant to the Company's non-qualified deferred compensation plan. At December 31, 2003, an aggregate of 305,249 shares (which had an aggregate market value of approximately $5,678,000 based on the Company's December 31, 2003 closing stock price of $18.60 per share), have been classified as Treasury Stock in the Company's consolidated financial statements. Such shares are held in a Rabbi Trust and are accounted for pursuant to existing accounting literature. Historically, bonus awards vested immediately and the deferred compensation awards vested over various periods ranging from two to five years or sooner based upon certain change in control provisions, as long as the officer or employee was still employed by the Company. A summary of activity for the three years ended December 31, 2003 follows:

Shareholders' Equity (continued)

	For the Years Ended December 31,					
	2003		2002		2001	
	Number of Shares	Value at Date of Issuance	Number of Shares	Value at Date of Issuance	Number of Shares	Value at Date of Issuance
Shares issued pursuant to plan, January 1	311,624		317,997		257,935	
Shares issued as deferred compensation awards	--		--		71,087	$ 19.08
Shares released under terms of agreements	(6,375)	$ 15.69	(6,373)	$ 15.69	(11,025)	$ 20.00/15.69
Balance at December 31	305,249		311,624		317,997	
Shares vested at December 31	305,249		270,226		231,297	

During the years ended December 31, 2003, 2002 and 2001, the Company recorded costs approximating $278,000, $1,243,000 and $1,578,000, respectively, pursuant to the issuances under the deferred compensation arrangements. Such amounts are included in General and Administrative expenses in the Company's consolidated financial statements.

The Company issued an aggregate of 5,408 and 4,760 common shares during 2003 and 2002, as part of the non-cash compensation arrangements to the non-employee members of the Company's Board of Directors, which were valued in the aggregate at $85,000 and $92,000 during 2003 and 2002, respectively.

The Company's common stock and class A-1 common stock's par value is $0.02 per share and both have rights that are substantially similar to each other including voting rights where each share of common stock and class A-1 common stock is entitled to one vote and equal voting rights.

The Company's retained earnings included approximately $3,205,000 of undistributed earnings from Second Holding at December 31, 2003 as distributions are limited to approximately 48% of earnings.

The Company did not declare or distribute any dividends during 2003, 2002 or 2001.

11. *Share Option Plans*

The Company has adopted certain incentive plans (the "Incentive Plans") for the purpose of attracting and retaining the Company's directors, officers and employees under which it has reserved 2,538,118 common shares for issuance. Options granted under the Incentive Plans expire ten years from the date of grant, vest over periods ranging generally from immediate vesting to up to five years, and generally contain the right to receive reload options under certain conditions.

Share Option Plans (continued)

The following table presents the changes in options outstanding by year, as well as other plan data:

	2003		2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	772,186	$ 20.09	1,140,624	$ 21.52	1,761,655	$ 24.20
Granted	10,000	18.58	15,000	15.80	12,500	19.25
Exercised	--	--	(40,585)	(16.67)	--	--
Forfeited/cancelled/expired (A)	(116,514)	(19.59)	(342,853)	(25.06)	(633,531)	(28.92)
Outstanding at December 31	665,672	20.16	772,186	20.09	1,140,624	21.52
Options exercisable at December 31	657,597	$ 20.19	739,236	$ 20.21	922,261	$ 21.48
Weighted average fair value of options granted (per option)	$ 9.36		$ 7.92		$ 10.72	
Weighted average remaining contractual life at December 31	3.5 years		4.3 years		6.0 years	

(A) Amounts primarily include 284,551 options during 2002 and 2001, respectively, which were repurchased and cancelled in connection with Mr. Lowenthal's separation arrangements from the Company and 290,000 options cancelled during 2001 pursuant to Mr. Lynford's amended employment agreement.

The following table presents additional option details at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$13.34 to $16.13	40,733	6.2	$ 15.53	39,733	$ 15.51
$16.30	23,125	4.9	16.30	21,250	16.30
$17.82	28,000	2.9	17.82	28,000	17.82
$18.38 to $19.75	48,500	7.2	18.66	43,300	18.69
$20.60	507,814	2.9	20.60	507,814	20.60
$29.75 to $31.50	17,500	3.2	31.00	17,500	31.00
	665,672	3.5	20.16	657,597	20.19

Share Option Plans (continued)

Pursuant to SFAS No. 123, described in Note 2, the pro forma net (loss) available to common shareholders as if the fair value approach to accounting for share-based compensation had been applied (as well as the assumptions to calculate fair value using the Black-Scholes option pricing model) is as follows:

(amounts in thousands, except per share amounts)

	For the Years Ended December 31,		
	2003	2002	2001
Net (loss) – as reported	$ (45,859)	$ (3,372)	$ (2,725)
Add stock option expense included in net (loss) as reported, net of tax	94	--	--
Deduct fair value expense for stock options, net of tax	(249)	(717)	(1,677)
Net (loss) – pro forma	$ (46,014)	$ (4,089)	$ (4,402)
Net (loss) per common share, basic and diluted:			
As reported	$ (7.11)	$ (0.52)	$ (0.38)
Pro forma	$ (7.13)	$ (0.64)	$ (0.61)
Assumptions:			
Expected volatility ranges	30%	32%	34%
Expected life	10 years	10 years	10 years
Risk-free interest rate ranges	4.27%	3.83%	5.17%
Expected dividend yield	--	--	--

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

During 2003, the Company adopted the prospective method to transition to a fair value basis of accounting for stock option grants in accordance with SFAS No. 148. For the year ended December 31, 2003, the Company recorded an expense of $93,600 related to the 10,000 options granted during 2003.

12. Commitments and Contingencies

The Company has entered into employment agreements with five of its officers. Such agreements are for terms which expire during 2004 and 2005 and provide for aggregate minimum annual fixed payments of approximately $1,672,000 and $590,000 in 2004 and 2005, respectively.

In connection with his retirement, Mr. Lowenthal and the Company entered into an employment separation agreement which, among other benefits, provided for (a) a severance payment to him on March 31, 2002 of $1,650,000, (b) the Company's repurchase of 284,551 of his stock options during 2002 at $2.3827 per option, or an aggregate of $678,000 and (c) the Company's repurchase, at Mr. Lowenthal's option, of his remaining 284,551 stock options on or after January 2, 2003, for the same repurchase amount per option. Mr. Lowenthal exercised such option in January 2003. For the

Commitments and Contingencies (continued)

consulting services to be performed by Mr. Lowenthal after his retirement, he will receive payments at the rate of $100,000 per annum through December 31, 2004 and a continuation of health and other benefits.

In connection with these arrangements and other personnel changes, the Company recorded a non-recurring charge of approximately $3,527,000 during the fourth quarter of 2001. The Company made payments of approximately $2,767,000 during the year ended December 31, 2002, reducing the accrual balance from $3,466,000 at December 31, 2001 to approximately $699,000 at December 31, 2002; such remaining amount was paid during the first quarter of 2003.

During July 2003, the Company sold the Keewaydin, New Hampshire property in the Wellsford Capital SBU. This property had been subject to ground water and surface water monitoring and testing as well as possible surface water contamination, volatile organic chemical migration off of the property and air quality issues. As conditions to the sale, the Company is obligated to pay certain agreed upon expenses for testing and other environmental related costs up to a maximum liability of $250,000 which will expire on July 2, 2004. The Company reserved all of this liability at the time of closing and placed $250,000 into escrow. The balance of this reserve has been reduced to approximately $219,000 by December 31, 2003. The Company has no further obligations to the buyer after the $250,000 has been exhausted or if any amount is unused by the July 2004 expiration date. Any unused escrow is released back to the Company at the expiration date. For the period prior to the sale of the property in 2003 and for the years ended December 31, 2002 and 2001, the Company incurred approximately $27,000, $96,000 and $48,000, respectively, of costs principally for its environmental testing firm with respect to this matter.

From time-to-time, legal actions may be brought against the Company in the ordinary course of business. There can be no assurance that such matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In 1997, the Company adopted a defined contribution savings plan pursuant to Section 401 of the Internal Revenue Code. Under such a plan there are no prior service costs. All employees are eligible to participate in the plan after three months of service. Employer contributions, if any, are made based on a discretionary amount determined by the Company's management. During the years ended December 31, 2003, 2002 and 2001, the Company made contributions to this plan of approximately $31,000, $38,000 and $43,000, respectively.

The Company is a tenant under an operating lease for its New York office through October 2008. Rent expense was approximately $887,000, $851,000 and $866,000 for the years ended December 31, 2003, 2002 and 2001, respectively, which includes base rent plus other charges including, but not limited to, real estate taxes and maintenance costs in excess of base year amounts. Future minimum lease payments under the operating lease at December 31, 2003 are as follows:

For the Years Ended December 31,	Amount
2004	$ 815,000
2005	815,000
2006	815,000
2007	815,000
2008	679,000

Commitments and Contingencies (continued)

At December 31, 2003, the Company had capital commitments of $366,000 relating to one of its investments. The Company and Whitehall have agreed to provide up to $8,000,000 to Wellsford/Whitehall through March 31, 2005 (of which the Company's share is 35%), however, there can be no assurance that this amount will be sufficient.

The Company may make additional equity investments subject to board approval if deemed prudent to do so to protect or enhance its existing investment.

Wellsford/Whitehall has agreed to maintain certain tax indemnities through 2007, for a family group who are partners of the joint venture, relating to assets acquired from those partners in 1998. The Company believes that this indemnity was maintained during 2003 by Wellsford/Whitehall. The tax indemnity is not an obligation of the Company and the Company will continue to make inquiries of Wellsford/Whitehall management as to their monitoring of asset sales and debt levels with respect to these tax indemnities. Accordingly, future sales of Wellsford/Whitehall properties may be limited in order to preserve this tax indemnity.

See Note 13 for additional commitments and contingencies.

13. *Segment Information*

The Company's operations are organized into three SBUs. The following table presents condensed balance sheet and operating data for these SBUs for 2003, 2002 and 2001:

(amounts in thousands)	Commercial Property Investments	Debt and Equity Investments	Development and Land Investments	Other*	Consolidated
December 31, 2003					
Investment properties:					
Real estate held for investment, net	$ --	$ 389	$ 120,957	$ --	$ 121,346
Residential units available for sale	--	--	9,236	--	9,236
Real estate, net	--	389	130,193	--	130,582
Notes receivable	--	3,096	--	--	3,096
Asset held for sale**	--	2,335	--	--	2,335
Investment in joint ventures	14,616	39,144	--	--	53,760
Cash and cash equivalents	--	6,635	551	48,192	55,378
Restricted cash and investments	--	--	462	9,748	10,210
U.S. Government Securities	--	--	--	27,516	27,516
Prepaid and other assets	--	561	1,386	1,003	2,950
Total assets	$ 14,616	$ 52,160	$ 132,592	$ 86,459	$ 285,827
Mortgage notes payable	$ --	$ --	$ 109,505	$ --	$ 109,505
Accrued expenses and other liabilities	--	41	2,815	13,427	16,283
Liabilities attributable to asset held for sale**	--	317	--	--	317
Convertible Trust Preferred Securities	--	--	--	25,000	25,000
Minority interest	--	95	3,353	--	3,448
Equity	14,616	51,707	16,919	48,032	131,274
Total liabilities and shareholders' equity	$ 14,616	$ 52,160	$ 132,592	$ 86,459	$ 285,827
For the Year Ended December 31, 2003					
Rental revenue	$ --	$ --	$ 14,256	$ --	$ 14,256
Revenue from sales of residential units	--	--	12,535	--	12,535
Interest revenue	--	6,927	--	524	7,451
Fee revenue	--	940	(10)	430	1,360
Total revenues	--	7,867	26,781	954	35,602
Cost of sales of residential units	--	--	10,708	--	10,708
Operating expenses	--	6	6,478	--	6,484
Depreciation and amortization	3,968	59	4,414	96	8,537
Interest	--	(2)	6,095	490	6,583
General and administrative	--	51	--	5,540	5,591
Total costs and expenses	3,968	114	27,695	6,126	37,903
(Loss) income from joint ventures	(36,473)	2,044	--	--	(34,429)
Minority interest benefit	--	6	79	--	85
(Loss) income before income taxes, accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	$ (40,441)	$ 9,803	$ (835)	$ (5,172)	$ (36,645)
Income from discontinued operations before taxes	$ --	$ 36	$ --	$ --	$ 36

*Includes corporate cash, restricted cash and investments, U.S. Government securities, other assets, accrued expenses and other liabilities, general and administrative expenses, interest income and interest expense that has not been allocated to the operating segments.

**Asset held for sale in the Debt and Equity Investments SBU is net of the remaining impairment reserve of $2,153.

Segment Information (continued)

(amounts in thousands)

December 31, 2002	Commercial Property Investments	Debt and Equity Investments	Development and Land Investments	Other*	Consolidated
Investment properties:					
Real estate held for investment, net	$ --	$ --	$ 129,300	$ --	$ 129,300
Residential units available for sale	--	--	14,542	--	14,542
Real estate, net	--	--	143,842	--	143,842
Notes receivable	--	28,612	--	--	28,612
Assets held for sale**	--	6,256	--	--	6,256
Investment in joint ventures	55,592	38,589	--	--	94,181
Cash and cash equivalents	--	6,158	166	32,258	38,582
Restricted cash and investments	--	--	610	8,934	9,544
Prepaid and other assets	--	8,958	1,669	1,131	11,758
Total assets	$ 55,592	$ 88,573	$ 146,287	$ 42,323	$ 332,775
Mortgage notes payable	$ --	$ --	$ 112,233	$ --	$ 112,233
Accrued expenses and other liabilities	--	3,378	2,637	9,298	15,313
Liabilities attributable to assets held for sale**	--	224	--	--	224
Convertible Trust Preferred Securities	--	--	--	25,000	25,000
Minority interest	6	--	3,432	--	3,438
Equity	55,586	84,971	27,985	8,025	176,567
Total liabilities and shareholders' equity	$ 55,592	$ 88,573	$ 146,287	$ 42,323	$ 332,775
For the Year Ended December 31, 2002					
Rental revenue	$ --	$ --	$ 15,106	$ --	$ 15,106
Revenue from sales of residential units	--	--	10,635	--	10,635
Interest revenue	--	3,496	--	600	4,096
Fee revenue	--	700	(54)	29	675
Total revenues	--	4,196	25,687	629	30,512
Cost of sales of residential units	--	--	9,544	--	9,544
Operating expenses	--	--	6,525	--	6,525
Depreciation and amortization	755	6	4,427	75	5,263
Interest	--	7	5,677	167	5,851
General and administrative	--	41	--	6,526	6,567
Total costs and expenses	755	54	26,173	6,768	33,750
(Loss) income from joint ventures	(1,292)	1,083	--	--	(209)
Minority interest benefit	--	--	43	--	43
(Loss) income before income taxes, accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	$ (2,047)	$ 5,225	$ (443)	$ (6,139)	$ (3,404)
Income from discontinued operations before taxes	$ --	$ 112	$ --	$ --	$ 112

*Includes corporate cash, restricted cash and investments, other assets, accrued expenses and other liabilities, general and administrative expenses, interest income and interest expense that has not been allocated to the operating segments.
**Assets held for sale in the Debt and Equity Investments SBU is net of the remaining impairment reserve of $2,175.

Segment Information (continued)

(amounts in thousands)

For the Year Ended December 31, 2001	Commercial Property Investments	Debt and Equity Investments	Development and Land Investments	Other*	Consolidated
Rental revenue	$ --	$ 692	$ 11,750	$ --	$ 12,442
Revenue from sales of residential units	--	--	21,932	--	21,932
Interest revenue	--	4,166	--	1,009	5,175
Fee revenue	--	283	(54)	388	617
Total revenues	--	5,141	33,628	1,397	40,166
Cost of sales of residential units	--	--	19,364	--	19,364
Operating expenses	--	541	3,997	--	4,538
Depreciation and amortization	1,947	7	3,066	287	5,307
Interest	--	300	4,027	29	4,356
General and administrative	--	65	--	8,402	8,467
Restructuring charge	--	--	--	3,527	3,527
Total costs and expenses	1,947	913	30,454	12,245	45,559
Income from joint ventures	4,367	197	--	--	4,564
Minority interest expense	--	--	(283)	--	(283)
Income (loss) before income taxes, accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	$ 2,420	$ 4,425	$ 2,891	$ (10,848)	$ (1,112)
Income from discontinued operations before taxes	$ --	$ 466	$ --	$ --	$ 466

*Includes accrued expenses and other liabilities, general and administrative expenses, restructuring charge, interest income and interest expense that has not been allocated to the operating segments.

Commercial Property Operations – Wellsford/Whitehall

The Company's commercial property operations consist solely of its interest in Wellsford/Whitehall, a joint venture by and among the Company, various entities affiliated with Whitehall, private real estate funds sponsored by Goldman Sachs, as well as a family based in New England. The Company had a 32.59% interest in Wellsford/Whitehall as of December 31, 2003 and 2002. The manager of the joint venture is a Goldman Sachs and Whitehall affiliate. At December 31, 2003, Wellsford/Whitehall owns and operates 25 properties (including 17 office properties, five net-leased retail properties and three land parcels), totaling approximately 2,808,000 square feet of improvements, primarily located in New Jersey and Massachusetts.

Wellsford/Whitehall is a private real estate operating company organized to lease and re-lease space, perform construction for tenant improvements, expand buildings, re-develop properties and based on general and local economic conditions and specific conditions in the real estate industry, may from time to time sell properties for an appropriate price. It is not expected that Wellsford/Whitehall will purchase any new assets in the near future.

Segment Information (continued)

The Company's investment in Wellsford/Whitehall, which is accounted for on the equity method, was approximately $14,616,000 and $55,592,000 at December 31, 2003 and 2002, respectively. The Company's share of (loss) income from Wellsford/Whitehall was approximately $(36,473,000), $(1,292,000) and $4,367,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The following table details the changes in the Company's investment in Wellsford/Whitehall during the three years ended December 31, 2003:

(amounts in thousands)

	2003	2002	2001
Investment balance at January 1,	$ 55,592	$ 57,790	$ 82,820
Contributions	--	--	8,468
Distributions	(738)	--	(35,984)
Share of:			
(Loss) income from operations	(2,126)	(770)	302
Net gain (loss) from assets sold	3,030	(82)	10,321
Impairment charges	(37,377)	(440)	(6,256)
Other comprehensive income (loss)	203	(151)	(103)
Amortization and unamortized warrant cost impairment	(3,968)	(755)	(1,778)
Investment balance at December 31,	$ 14,616	$ 55,592	$ 57,790

Upon formation of Wellsford/Whitehall in August 1997, $150,000,000 was committed by the partners ($75,000,000 each), including the amount of contributed properties, net of assumed debt. The capital requirements were modified in June 1999 to an aggregate of $250,000,000. The Company's total portion of $85,000,000 and Whitehall's total portion of $165,000,000 were fully funded as of December 31, 2001.

In December 2000, the Company and Whitehall executed definitive agreements modifying the terms of the joint venture, effective January 1, 2001 (the "Amendments"). The Amendments, which, among other items, provided for the Company and Whitehall to provide an aggregate of $10,000,000 of additional financing or preferred equity to Wellsford/Whitehall if required. No amounts were advanced by either partner prior to the expiration of this commitment at December 31, 2003. Additionally, WP Commercial, L.L.C. ("WP Commercial"), replaced the Company as the managing member of Wellsford/Whitehall. WP Commercial is owned by affiliates of Goldman Sachs and Whitehall and senior management of WP Commercial. WP Commercial provides management, construction, development and leasing services to Wellsford/Whitehall based upon an agreed fee schedule. WP Commercial also provides similar services to a new venture formed by Whitehall (the "New Venture") as well as other affiliates of Whitehall and to third parties, including tenants of Wellsford/Whitehall and new owners of properties disposed of by Wellsford/Whitehall.

The Amendments included a buy/sell agreement of equity interests between the Company and Whitehall which can be exercised by either party after December 31, 2003 with respect to the Wellsford/Whitehall venture (the "Buy/Sell Agreement"). The nature of the Buy/Sell Agreement allows for either the Whitehall funds as a group or the Company to provide notice that it intends to purchase the non-initiating partner's interest at a specific price. The non-initiating party may either accept that offer or instead may reject that offer and become the purchaser at the initially offered price. The terms of the Wellsford/Whitehall GECC Facility allow for the continuance of such debt as long as the Company or Whitehall has ultimate decision-making authority over the management and operations of Wellsford/Whitehall. As of the date of this report, neither party has exercised its buy/sell right under the Buy/Sell Agreement.

Segment Information (continued)

As a condition to the formation of Wellsford/Whitehall in 1997, the Company had agreed with Whitehall to conduct its business and activities relating to office properties (but not other types of commercial properties) located in North America solely through its interest in Wellsford/Whitehall. Whitehall has agreed to waive this condition in connection with the Amendments.

The following table presents a condensed balance sheet and operating data for the Wellsford/Whitehall segment:

(amounts in thousands)

	December 31,	
Condensed Balance Sheet Data	**2003**	**2002**
Real estate, net	$ 236,143	$ 340,133
Cash and cash equivalents	11,607	16,663
Assets held for sale	12,338	173,140
Other assets (A)	17,032	27,383
Total assets	277,120	557,319
Notes payable	201,659	368,359
Members' equity	65,561	179,742
Accumulated other comprehensive loss	(194)	(1,297)

	For the Years Ended December 31,		
Condensed Operating Data	**2003**	**2002 (B)**	**2001 (B)**
Rental revenue	$ 40,897	$ 45,532	$ 56,456
Interest and other income	1,295	2,352	4,973
Total revenues	42,192	47,884	61,429
Operating expenses	23,451	22,999	26,996
Depreciation and amortization	10,568	14,509	12,208
Interest	11,118	12,599	17,130
General and administrative	748	727	922
Total expenses	45,885	50,834	57,256
(Loss) from impairment	(114,687)	--	--
Gain on sale of assets (C)	--	--	10,791
(Loss) income before discontinued operations and preferred distributions	(118,380)	(2,950)	14,964
Income (loss) from discontinued operations (D)	6,464	(1,029)	(2,218)
Net (loss) income before preferred distributions	$ (111,916)	$ (3,979)	$ 12,746

(A) Includes the marked to market value of an interest rate protection contract of $13 at December 31, 2002. The contract did not have any fair value at December 31, 2003.
(B) Operations reclassified for assets held for sale.
(C) The 2001 amount is net of the effect of an aggregate impairment provision of $16,545 during that period.
(D) Includes an aggregate impairment provision of $1,351 attributable to two properties held for sale at December 31, 2002.

Segment Information (continued)

The following table presents property information summarized by geographic region (unaudited):

	Number of Properties				Total	
	Total	Land Parcels	Office	Retail	Total Portfolio Square Feet	Undepreciated Cost Basis (A)
As of December 31, 2003						
New Jersey	13	2	9	2	1,530,000	$ 158,377,000
Boston, Massachusetts	8	1	7	--	1,103,000	122,800,000
Other (B)	4	--	1	3	175,000	24,025,000
	25	3	17	5	2,808,000	$ 305,202,000
As of December 31, 2002						
New Jersey	17	2	13	2	2,140,000	$ 277,502,000
Boston, Massachusetts	10	--	10	--	1,205,000	225,560,000
Maryland/Washington, D.C.	4	--	3	1	499,000	66,250,000
Other	3	--	--	3	30,000	8,236,000
	34	2	26	6	3,874,000	$ 577,548,000

(A) Aggregate balance is net of an impairment charge of approximately $114,700,000 taken in the fourth quarter of 2003.
(B) One office property located in Columbia, Maryland (145,000 square feet) is held for sale at December 31, 2003.

One tenant in the Wellsford/Whitehall portfolio accounted for 12% of rental revenues of Wellsford/Whitehall for the year ended December 31, 2003. No other tenant accounted for more than 9% of rental revenues during the year.

Segment Information (continued)

During the years ended December 31, 2003, 2002 and 2001, Wellsford/Whitehall completed the following purchase and sale transactions:

(amounts in millions, except square feet and per square foot amounts)

2003 Activity
Sales:

Month	Property	Location	Gross Leasable Square Feet	Sales Price	Sales Price per Square Foot
January	Decatur - CVS	Decatur, GA	10,000	$ 2.4	$ 234
February	Portfolio sale (A):				
	Mountain Heights Center #1	Berkeley Hts, NJ	183,000		
	Mountain Heights Center #2	Berkeley Hts, NJ	123,000		
	Greenbrook Corporate Center	Fairfield, NJ	201,000		
	180/188 Mt. Airy Road	Basking Ridge, NJ	104,000		
	One Mall North	Columbia, MD	97,000		
	Gateway Tower	Rockville, MD	248,000		
	Total portfolio sale		956,000	136.8	143
March	60 Turner Street	Waltham, MA	16,000	1.3	81
May	79 Milk Street (B)	Boston, MA	65,000		
	24 Federal Street (B)	Boston, MA	75,000		
			140,000	33.0	236
June	Greenbrook land	Fairfield, NJ	--	0.8	--
			1,122,000	$ 174.3	

2002 Activity
Sales:

Month	Property	Location	Gross Leasable Square Feet	Sales Price	Sales Price per Square Foot
June	McDonough Crossroads	Owings Mills, MD	31,732	$ 2.9	$ 91

2001 Activity
Purchases (C):

Month	Property	Location	Gross Leasable Square Feet	Purchase Price	Purchase Price per Square Foot
April	Five CVS locations	Various	54,000	$ 18.7	$ 342
October	Decatur – CVS	Decatur, GA	10,000	2.3	232
			64,000	$ 21.0	

Segment Information (continued)

Sales:

Month	Property	Location	Gross Leasable Square Feet	Sales Price	Sales Price per Square Foot
February	Portfolio sale (D):				
	70 Wells Avenue	Newton, MA	29,000		
	100 Wells Avenue	Newton, MA	21,000		
	150 Wells Avenue	Newton, MA	11,000		
	160 Wells Avenue	Newton, MA	19,000		
	72 River Park	Newton, MA	22,000		
	Total portfolio sale		102,000	$ 18.0	$ 176
April	2331 Congress Street	Portland, ME	24,000	1.6	67
May	Morris Technology Center	Parsippany, NJ	257,000	61.5	239
August	Shattuck Office Center	Andover, MA	63,000	9.2	146
September	Pointview	Wayne, NJ	564,000	35.5	63
November	1800 Valley Road	Wayne, NJ	56,000	8.2	146
November	Chatham Executive Center	Chatham, NJ	63,000	12.0	190
			1,129,000	$ 146.0	

(A) The portfolio sale of assets in February 2003 was to a single purchaser.
(B) This sale was to a single purchaser. Wellsford/Whitehall recorded an impairment provision of $1.3 in the fourth quarter of fiscal 2002 related to this sale.
(C) Acquisitions of these six properties completed the purchase requirements with respect to properties sold in February and April 2001 as part of a tax-free exchange pursuant to the rules of the Internal Revenue Code.
(D) The sale of five properties in February 2001 was to a single purchaser.

Annually, after the preparation of budgets for the following year and as part of the financial statement closing process, Wellsford/Whitehall performs evaluations for impairment on all of its real estate assets. As part of this evaluation, Wellsford/Whitehall recorded an impairment charge of approximately $114,700,000 related to 12 assets in the portfolio during the fourth quarter of 2003. The provision is not the result of a change in intended use of such assets, however, it is the result of several factors, including, but not limited to, a continued deterioration of and outlook for the suburban office submarkets where Wellsford/Whitehall's properties are situated. Specifically, these include decreasing market rents, slower absorption trends and greater tenant concession costs. The Company's share of this impairment charge was approximately $37,377,000 in 2003 and as a result, the Company wrote-off related unamortized warrant costs on the Company's books of approximately $2,644,000.

At December 31, 2002, in anticipation of the sales of the Decatur, GA and Boston, MA properties, Wellsford/Whitehall recorded impairment provisions aggregating approximately $1,351,000 as the expected sale prices net of selling expenses were less than the carrying amount of the properties. The Company's share of these impairments was approximately $440,000 in 2002 and as a result, the Company wrote-off related unamortized warrant costs on the Company's books of approximately $284,000.

The aggregate impairment provisions recorded during 2001 (primarily relating to the Pointview property, a 194 acre complex with two buildings totaling approximately 564,000 square feet, located in Wayne, New Jersey) were $16,545,000, of which the Company's share was $6,256,000.

Segment Information (continued)

During June 2001, Wellsford/Whitehall obtained a three-year, $353,000,000 revolving credit facility from General Electric Capital Corporation ("GECC Facility") with an initial funding of approximately $273,000,000 before transaction costs. The facility bore interest at LIBOR + 2.90% per annum (4.02% at December 31, 2003) and was set to initially mature in June 2004 with two 12-month extension options, subject to meeting certain operating and valuation covenants. Prior to June 30, 2003 the GECC Facility provided for additional financing to fund certain capital expenditures related to its properties if certain operating ratios were met; such ability expired at June 30, 2003 with no funds being advanced. This financing was arranged by Goldman Sachs, to whom Wellsford/Whitehall paid a fee of approximately $2,644,500 during 2001.

Wellsford/Whitehall executed a letter agreement with GECC effective January 20, 2004, relating to the modification of the GECC Facility. The modification is subject to the execution of the final amended agreement documents. The amended agreement provides for an extension of the loan maturity to December 31, 2006, interest at LIBOR plus 3.25% per annum, a principal paydown of $1,000,000 and a $17,000,000 line of credit to fund certain capital improvements through December 31, 2005. Excess cash flow, as defined, from the properties collateralizing the GECC Facility can only be used for capital expenditures for such properties. Wellsford/Whitehall is required to establish lock box arrangements for the deposit of all rent receipts relating to each of the properties collateralizing the GECC Facility.

In July 2001, Wellsford/Whitehall entered into an interest rate protection contract at a cost of $1,780,000 (the "Cap"), which limits Wellsford/Whitehall's LIBOR exposure to 5.83% until June 2003 and 6.83% for the following year to June 2004 on $285,000,000 of debt. The market value of the Cap was approximately $13,000 at December 31, 2002 and had no fair value at December 31, 2003. This Cap was purchased from Goldman Sachs based upon the results of a competitive bidding process. The amended GECC Facility requires that a similar cap be purchased through December 31, 2006.

The following table summarizes the long-term debt at Wellsford/Whitehall:

Debt/Project	Initial Maturity Date	Stated Interest Rate	Balance at December 31, 2003	2002
Wellsford/Whitehall GECC Facility...	December 2006	LIBOR + 3.25%	$ 106,078,000	$ 264,160,000
Nomura Loan (A)................................	February 2027	8.03%	64,666,000	65,458,000
Oakland Ridge Loan (B).....................	March 2004	LIBOR + 2.00%	6,905,000	6,959,000
Retail properties (C)............................	January 2024	7.28%	16,104,000	16,371,000
Airport Park Loan	March 2004	LIBOR + 2.05%	7,906,000	8,037,000
Other loans on office properties sold ..	Various	Various	--	7,373,000
			$ 201,659,000	$ 368,358,000

(A) In connection with a 1998 transaction, Wellsford/Whitehall assumed a mortgage loan held by Nomura Asset Capital Corporation with an initial principal balance of approximately $68,300,000 (the "Nomura Loan").

(B) The non-recourse loan is secured by the leasehold interest in the Oakland Ridge office park in Columbia, Maryland. The loan was extended by Wellsford/Whitehall in March 2003 for one year. This asset is held for sale at December 31, 2003.

(C) Comprised of five mortgages secured by the leasehold interest in five net-leased retail properties.

Segment Information (continued)

During February 2004, Whitehall requested a dialogue with the special servicer of the Nomura Loan to discuss various forms of debt relief under the terms of the Nomura Loan. The Nomura Loan is collateralized by six of the Boston area properties in the Wellsford/Whitehall portfolio. There can be no assurance as to the outcome of these discussions.

The Company and Whitehall have agreed to provide up to $8,000,000 to Wellsford/Whitehall through March 31, 2005 (of which the Company's share is 35%), however, there can be no assurance that this amount will be sufficient.

WP Commercial receives an administrative management fee of 93 basis points on a predetermined value for each asset owned at the time of the Amendments. As Wellsford/Whitehall sells assets, the basis used to determine the fee is reduced by the respective asset's predetermined value six months after the completion of such sales. During the years ended December 31, 2003, 2002 and 2001, respectively, Wellsford/Whitehall paid the following fees to WP Commercial, including amounts reflected in discontinued operations of Wellsford/Whitehall:

	For the Years Ended December 31,		
	2003	2002	2001
Administrative management	$ 4,604,000	$ 5,826,000	$ 6,422,000
Construction, construction management, development and leasing	$ 1,925,000	$ 905,000	$ 1,787,000

Pursuant to the terms of the Amendments, Whitehall has agreed to pay the Company fees with respect to assets disposed of by Wellsford/Whitehall equal to 25 basis points of the sales proceeds and up to 60 basis points (30 basis points are deferred pending certain return on investment thresholds being reached) for each acquisition of real estate made by certain other affiliates of Whitehall, until such acquisitions aggregate $400,000,000. The following table presents fees earned by the Company related to this provision:

	For the Years Ended December 31,		
	2003	2002	2001
Asset disposition fees	$ 430,000	$ 7,000	$ 365,000
Asset acquisition fees	--	22,000	23,000
Total fees	$ 430,000	$ 29,000	$ 388,000

Debt and Equity Activities—Wellsford Capital

At December 31, 2003, the Company had the following investments: (i) a direct debt investment of $3,096,000 which bore interest at 8.25% per annum during 2003 and had a remaining term to maturity of two years; (ii) approximately $32,353,000 of equity investments in companies which were organized to invest in debt instruments, including approximately $29,167,000 in Second Holding, a company which was organized to purchase investment and non-investment grade rated real estate debt instruments and investment grade rated other asset-backed securities, and approximately $3,186,000 in Clairborne Fordham, a company initially organized to provide $34,000,000 of mezzanine financing for a highrise condominium project in Chicago; (iii) approximately $6,790,000 invested in Reis, a real estate

Segment Information (continued)

information and database company; (iv) a 49,000 square foot commercial property located in Philadelphia, Pennsylvania with a net book value of approximately $1,973,000; and (v) a $330,000 loan to a venture organized to purchase land parcels for rezoning, subdivision and creation of environmental mitigation credits.

Debt Investments

277 Park Loan

In April 1997, the Company and a predecessor of Fleet National Bank originated an $80,000,000 loan (the "277 Park Loan") to entities which own substantially all of the equity interests (the "Equity Interests") in the entity which owns a 1,750,000 square foot office building located in New York City (the "277 Park Property"). The Company advanced $25,000,000 pursuant to the 277 Park Loan.

During September 2003, the 277 Park Loan was prepaid by the borrowers and pursuant to the terms of the loan, WRP received a yield maintenance penalty of $4,368,000 which is included in interest revenue for the year ended December 31, 2003. This note would have provided for $767,000 of interest revenue in the fourth quarter of 2003 and $3,042,000 for future annual periods to May 2006 for both the Wellsford Capital SBU and the Company's consolidated statement of operations. The 277 Park Loan bore interest at 12.00% per annum with a stated maturity of May 2007. The 277 Park Loan was secured primarily by a pledge of the Equity Interests owned by the borrowers and thus was junior to a first mortgage loan on the 277 Park Property.

Liberty Hampshire

In July and August 1998, the Company invested a total of approximately $2,100,000 for an approximate 4.20% equity interest in Liberty Hampshire, a venture which structures, establishes and provides management and services for special purpose finance companies formed to invest in financial assets, including Second Holding (see below). In December 2000, the Company sold this interest to the majority owner of Liberty Hampshire for $5,160,000 and recorded a gain of approximately $2,500,000. The Company received $1,032,000 of cash and a note for the remaining balance of $4,128,000 which bears interest at 8.25% per annum, is due in December 2005 and has scheduled annual principal and interest payments (the "Guggenheim Loan"). The balance of the Guggenheim Loan was $3,096,000 and $3,612,000 at December 31, 2003 and 2002, respectively. On January 5, 2004, the Company received a payment which included the 2003 principal paydown of $1,032,000 and the 2003 interest.

Segment Information (continued)

The following table summarizes interest revenue and its share of consolidated revenue from continuing operations during such periods for the Wellsford Capital SBU:

	For the Years Ended December 31,					
	2003		2002		2001	
	Interest Revenue	Percent	Interest Revenue	Percent	Interest Revenue	Percent
277 Park Loan (A)	$ 6,643,000	18.7%	$ 3,042,000	10.0%	$ 3,042,000	7.6%
Guggenheim Loan	259,000	0.7%	302,000	1.0%	345,000	0.8%
Other	3,000	0.0%	147,000	0.5%	707,000	1.8%
Interest revenue from loans	6,905,000	19.4%	3,491,000	11.5%	4,094,000	10.2%
Interest revenue from cash and cash equivalents in the SBU	22,000	0.1%	5,000	0.0%	72,000	0.2%
Total interest revenue	$ 6,927,000	19.5%	$ 3,496,000	11.5%	$ 4,166,000	10.4%
Consolidated revenue from continuing operations (base from which percentage is calculated)	$35,602,432		$30,512,089		$ 40,165,820	

(A) Includes the yield maintenance penalty of $4,368,000 during 2003.

Second Holding

Second Holding, a joint venture special purpose finance company, has been organized to purchase investment and non-investment grade rated real estate debt instruments and investment grade rated other asset-backed securities. These other asset-backed securities that Second Holding may purchase may be secured by, but not limited to, leases on aircraft, truck or car fleets, bank deposits, leases on equipment, fuel/oil receivables, consumer receivables, pools of corporate bonds and loans and sovereign debt. It is Second Holding's intent to hold all securities to maturity. Many of these securities were obtained through private placements and current public market pricing is not available.

The Company's net contribution to Second Holding was approximately $24,600,000 to obtain an approximate 51.1% non-controlling interest in Second Holding, with Liberty Hampshire owning 10% and the Hunt Trust, together with other Hunt Trust related entities, own the remaining approximate 39%.

During the latter part of 2000, an additional partner was admitted to the venture. This partner is committed through April 2010 to provide credit enhancement, through the issuance of an insurance policy by one of its affiliates, for the payment of principal and interest of the junior subordinated bond issue of $150,000,000 initially, which was reduced to $100,000,000 during January 2003. The parent company of this partner announced during 2003 that its subsidiary (the partner of Second Holding) will no longer write new credit enhancement business, however, it will continue to support its existing book of credit enhancement business. The Company does not believe that this decision will have a material adverse impact on the business and operations of Second Holding as a result of that partner's existing commitment to the venture. This partner is entitled to 35% of net income as defined by agreement, while the other partners, including the Company, share in the remaining 65%. The Company's allocation of income is approximately 51.1% of the remaining 65%.

Segment Information (continued)

The Company's investment in Second Holding, which is accounted for on the equity method, was approximately $29,167,000 and $28,166,000 at December 31, 2003 and 2002, respectively. The Company's share of income (loss) from Second Holding was approximately $1,640,000, $723,000 and $(163,000) for the years ended December 31, 2003, 2002 and 2001, respectively. The Company also earns management fees for its role in analyzing real estate-related investments for Second Holding. The net fees earned by the Company, which are based upon total assets of Second Holding, amounted to approximately $930,000, $646,000 and $217,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The following table presents a condensed balance sheet and operating data for Second Holding:

(amounts in thousands)

Condensed Balance Sheet Data	December 31, 2003	December 31, 2002
Cash and cash equivalents	$ 133,389	$ 16,876
Investments	1,744,282	1,785,758
Other assets (A)	26,248	37,462
Total assets	1,903,919	1,840,096
Medium-term notes (B)	1,722,663	1,552,945
Long-term debt (C) (D)	115,038	169,988
Total equity	57,693	55,910

Condensed Operating Data	For the Years Ended December 31, 2003	2002	2001
Interest	$ 42,339	$ 41,802	$ 30,528
Total revenue	42,339	41,802	30,528
Interest expense	32,391	35,594	28,017
Fees and other	4,905	3,894	2,422
Total expenses	37,296	39,488	30,439
Net income attributable to members (D)	$ 5,043	$ 2,314	$ 89

(A) Other assets include an interest rate swap asset with a fair value of $16,900 and $22,638 at December 31, 2003 and 2002, respectively.

(B) At December 31, 2003, the net reported amount of medium-term notes includes the face amount of such notes of $1,725,000, offset by net unamortized discounts and debt issuance costs of $2,337. At December 31, 2002, the net reported amount of medium-term notes included the face amount of such notes of $1,555,000, plus a fair value adjustment for swaps of $513, offset by unamortized discounts and debt issuance costs of $2,568.

(C) Long-term debt outstanding is a privately placed ten-year junior subordinated bond-issue maturing April 2010, issued at a fixed rate of 7.96% per annum with a face amount of $100,000 and $150,000 at December 31, 2003 and 2002, respectively. The effect of fair value adjustments for the long-term debt (which is primarily an offset to the fair value of the interest rate swap asset as described in (A) above) was $16,900 and $22,125 at December 31, 2003 and 2002, respectively, net of unamortized debt issuance costs.

(D) The partner which was admitted in the latter part of 2000 (who is committed through April 2010 to provide an insurance policy, through one of its affiliates, for the payment of principal and interest for the junior subordinated bond-issue of $100,000 (see (C))) is entitled to 35% of net income, as defined by the operating agreement, while other partners, including the Company, share in the remaining 65%. The Company's allocation of income is approximately 51.1% of the remaining 65%, however, the Company's share of losses is approximately 51.1% of the total loss as this other partner does not participate in any losses of the venture except if any of its credit enhancement obligations is required to be paid.

Segment Information (continued)

In August 2001, Second Holding purchased an aggregate of $24,825,000 in two classes of Mortgage Pass-Through Certificates, Series 2001—WTC (the "WTC Certificates"). The WTC Certificates, rated AA and A at issuance, were part of a total bond offering of $563,000,000 which was used to finance the acquisition of the leasehold interests in towers 1 and 2 and in the office components of buildings 4 and 5 of the World Trade Center in New York City. As a result of the events of September 11, 2001, these structures were destroyed. During December 2003, the entire bond offering, including the WTC Certificates, was repaid in full by the borrower.

The terms of the operating agreement of Second Holding provide for a buy/sell agreement between the Company and one of the venture partners, which could be exercised during the period September 23, 2004 through October 2, 2004. At this time, no determination can be made by the Company with regards to the outcome of this agreement.

Reis

The Company has direct and indirect equity investments in a real estate information and database company, Reis, a leading provider of real estate market information to institutional investors. The Company accounts for its investment in Reis under the cost method as its ownership interest is in non-voting preferred shares and the Company's interests are represented by one member of Reis' seven member board. The Company has determined that Reis is a VIE, but consolidation is not required. At December 31, 2003 and 2002 the Company's aggregate investment in Reis was approximately $6,790,000. A portion of the investment is held directly by the Hunt Trust who, together with other Hunt Trust related entities, own an approximate 39% interest in Reis Capital.

A summary of the Company's direct and indirect investments in Reis at December 31, 2003 and 2002 follows:

	Company Ownership	Amounts Invested by Other Partners	Total Investment
Indirect Ownership by the Company			
Notes purchased through Reis Capital during 1999 converted to Series A Preferred shares in April 2000 (A)	$ 2,555,000	$ 2,445,000	$ 5,000,000
Notes purchased through Reis Capital during 1999 converted to Series B Preferred shares in April 2000 (B)	766,000	734,000	1,500,000
Accrued interest on above notes converted to Series C Preferred shares in April 2000 (C)	466,000	447,000	913,000
Series C Preferred shares purchased through Reis Capital in April 2000 (D)	766,000	734,000	1,500,000
Total indirect ownership	4,553,000	$ 4,360,000	$ 8,913,000
Direct ownership by the Company			
Series C Preferred shares purchased directly in April 2000 (E)	2,022,000		
Series D Preferred shares purchased directly in June 2002 (F)	210,000		
Other	5,000		
Total direct ownership	2,237,000		
Total investment at December 31, 2003	$ 6,790,000		

Note: All preferred series have an 8% cumulative dividend; no dividends have been declared or paid since issuance.
(A) Issued 50,000 shares at $100 per share; convertible into common shares at $1.76 per share.
(B) Issued 15,000 shares at $100 per share; convertible into common shares at $3.00 per share.

Segment Information (continued)

(C) Issued 9,120 shares at $100 per share; convertible into common shares at $3.968 per share.
(D) Issued 15,000 shares at $100 per share; convertible into common shares at $3.968 per share.
(E) Issued 20,220 shares at $100 per share; convertible into common shares at $3.968 per share.
(F) Issued 2,098 shares at $100 per share; convertible into common shares at $3.22 per share, liquidation preference at $200 per share.

The Company's Chairman, President and Chief Executive Officer (Mr. Lynford) is the brother of the president of Reis. The Company's former President and Chief Executive Officer, who currently serves on the Company's Board of Directors (Mr. Lowenthal), has served on the board of directors of Reis since the third quarter of 2000. At the time of the April 2000 investments noted above, the management of Reis offered certain persons the opportunity to make an individual investment in Reis, including, but not limited to, certain directors and officers of the Company who purchased an aggregate of $410,000 of Series C Preferred shares. During the year ending December 31, 2002, the Company committed to invest an aggregate of $629,000 in Reis Series D Preferred shares of which $209,800 was invested in June 2002, and the balance of the commitment of $419,600 expired at December 31, 2003 without being called by Reis. Other Preferred shareholders invested $456,800 directly at the time of the Company's fiscal 2002 investment and committed to invest an additional $913,600 which also expired unused by Reis at December 31, 2003. Two of these Preferred shareholders, including the Hunt Trust who, together with other entities, own the remaining interests in Reis Capital and certain other Series D Preferred share investors are Company officers and directors.

At December 31, 2003, the Company's investment in Reis, through direct ownership and its pro rata share of its investment in Reis Capital, amounted to approximately 21.8% of Reis' equity on an as converted basis. The pro rata converted interests in Reis owned by the other partners of Reis Capital, either directly or indirectly through Reis Capital aggregate 18.6%. The investments of the Company's officers and directors at December 31, 2003, together with shares of common stock previously held by Mr. Lynford represent approximately 2.5% of Reis' equity, on an as converted basis. Additionally, a company controlled by the Chairman of EQR owns Series C and Series D Preferred shares with an aggregate 4.6% converted interest. The current executive vice president and chief financial officer of EQR and its former vice-chairman both serve as directors of the Company. Messrs. Lynford and Lowenthal have and will continue to recuse themselves from any investment decisions made by the Company pertaining to Reis.

The aggregate amounts raised have been utilized by Reis to carry out its business plan to expand the number of real estate markets covered by its services, move to an internet-based delivery system to its customers, to increase marketing of its products to expand its customer base, to accelerate the introduction of its new product line, develop a new product related to its existing business and for general corporate purposes as well as future working capital.

Information provided by Reis is used by Second Holding for due diligence procedures on certain real estate-related investment opportunities. Second Holding incurred fees of $240,000, $240,000 and $360,000 in connection with such services for each of the years ended December 31, 2003, 2002 and 2001, respectively. The Company's share of such fees was $120,000, $120,000 and $180,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Clairborne Fordham

In October 2000, the Company and Prudential Real Estate Investors ("PREI"), an affiliate of Prudential Life Insurance Company, organized Clairborne Fordham which provided an aggregate of $34,000,000 of mezzanine financing for the construction of Fordham Tower, a 50-story, 244 unit, luxury

Segment Information (continued)

condominium apartment project to be built on Chicago's near northside ("Fordham Tower"). The Company, which has a 10% interest in Clairborne Fordham, fully funded its $3,400,000 share of the loan. The loan, which matured in October 2003, bore interest at a fixed rate of 10.50% per annum with provisions for additional interest to PREI and the Company and was secured by a lien on the equity interests of the owner of Fordham Tower. The Company may earn fees from PREI's additional interest based upon certain levels of returns on the project. Such additional interest and fees had not been accrued by the Company or Clairborne Fordham through the maturity of the loan. The Company's investment in the Clairborne Fordham venture is accounted for on the equity method. The Company's share of income from Clairborne Fordham through the initial maturity of the loan in October 2003 was approximately $270,000, $361,000 and $361,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Construction is complete and delivery of certain units commenced in December 2002. As of December 31, 2003, no units were under contract and 220 units (including nine penthouses and 211 standard units) had closed for gross proceeds of approximately $143,800,000. The remaining unsold units consist of five standard units, 13 penthouses and six townhouses. One penthouse unit was sold in February 2004 with another penthouse unit and a standard unit under contract. In addition, the owner of Fordham Tower is seeking to sell the 12,000 square feet of retail space and a 200 space commercial parking facility, both of which are part of the project.

The loan was not repaid at maturity and as of October 2003 an amended loan agreement was executed extending the loan to December 31, 2004. The amended terms provided for the placement of a first mortgage lien on the project, no interest to be accrued after September 30, 2003 and for the borrower to add to the existing principal amount the additional interest due Clairborne Fordham at September 30, 2003 of approximately $19,240,000. In lieu of interest after September 30, 2003 Clairborne Fordham will also participate in certain additional cash flows, as defined, if earned from net sales proceeds of the Fordham Tower project.

The amended agreement provided for a $3,000,000 additional capital contribution by the borrower and use of an existing cash collateral account to pay off the existing construction loan, any unpaid construction costs and to make a principal payment to Clairborne Fordham in October 2003 of approximately $4,600,000, of which the Company's share was approximately $460,000. An additional payment of approximately $554,000 was received by Clairborne Fordham in December 2003 of which the Company's share was approximately $55,000. The agreement provides for all proceeds after project costs to be first applied to payment in full of the loan and the additional interest to Clairborne Fordham before any sharing of project cash flow with the borrower. An additional principal payment of approximately $1,277,000 was made in February 2004 (of which the Company's share was $128,000) as a result of the sale of the penthouse unit.

The Company and Clairborne Fordham have (i) concluded that their respective investment and loan balances are not impaired at December 31, 2003 and (ii) determined to recognize a portion of the additional interest over the expected remaining life of the loan. The Company's share of additional interest earned for the year ended December 31, 2003 was approximately $136,000. The Company did not recognize any additional interest during 2002 and 2001. The Company's equity investment, after the effect of the above activity, was $3,186,000 and $3,631,000 at December 31, 2003 and 2002, respectively.

Segment Information (continued)

Value Property Trust

In February 1998, the Company completed the merger with Value Property Trust ("VLP") (the "VLP Merger") for total consideration of approximately $169,000,000, which was accounted for as a purchase. Thirteen of the twenty VLP properties were under contract and subsequently sold to an affiliate of Whitehall for an aggregate of approximately $64,000,000. The Company retained seven of the VLP properties, with an allocated value upon purchase of approximately $38,300,000, aggregating approximately 597,000 square feet with one property located in California and the remaining six properties located in the northeastern United States. VLP had cash of $60,800,000 and other net assets of $5,900,000 at the close of the transaction.

During the fourth quarter of 2000, the Company made the strategic decision to sell the seven VLP properties. One of the properties was sold in December 2000 and four properties were sold during 2001 for aggregate sales of approximately $34,217,000. The Company recorded a gain of approximately $4,943,000 on the December 2000 transaction which was offset by a provision for impairment of $4,725,000, also recorded in 2000, attributable to expected sales proceeds being less than the respective carrying amounts on four of the remaining six unsold VLP properties at December 31, 2000. There were no additional gains or losses recorded by the Company as a result of the four property sales during 2001.

In July 2003, the Company sold the Salem, New Hampshire property for a net sales price of approximately $4,200,000 and the Company utilized $22,000 of the impairment reserve. The Company is actively marketing the remaining VLP property, a 49,000 square foot office building located in Philadelphia, Pennsylvania. The net book value for the unsold properties at December 31, 2003 and 2002 was approximately $1,973,000 and $6,027,000, respectively, after considering the remaining impairment reserve of $2,153,000 and $2,175,000 at December 31, 2003 and 2002, respectively.

West Deptford Venture

During November 2003, the Company made a $330,000 loan to a venture organized to purchase land parcels for rezoning, subdivision and creation of environmental mitigation credits (the "West Deptford Venture"). At December 31, 2003, the West Deptford Venture had a leasehold interest in a 154 acre parcel in West Deptford, New Jersey which included at least 64.5 acres of wetlands and a maximum of 71 acres of developable land. The Company consolidated the West Deptford Venture during 2003 and its investment is primarily included in land held for development on the consolidated balance sheet at December 31, 2003. The Company has committed $366,000 of capital in addition to the loan to the West Deptford Venture.

Property Development and Land Operations—Wellsford Development

Palomino Park

The Company owns a five-phase 1,800 unit class A multifamily development ("Palomino Park") in Highlands Ranch, a south suburb of Denver, Colorado. At December 31, 2003 and 2002, the Company had an 85.85% interest as the managing owner in this project and a subsidiary of EQR had the remaining 14.15% interest.

Segment Information (continued)

In January 2003, the Company's board of directors approved a plan for the Company to seek institutional investors to purchase an interest in the residential rental phases at Palomino Park. As a result of weakness in the Denver, Colorado economy, fluctuating occupancy, significant concessions and high leverage ratios (a deterrent to institutional investors), the Company has determined that it would no longer continue to search for such an investor at this time.

With respect to EQR's 14.15% interest in the corporation that owns Palomino Park, there exists a put/call option between the Company and EQR related to one-half of such interest (7.075%) for $1,900,000. A transaction for the remaining interest would be subject to negotiation between the Company and EQR.

In December 1995, the Trust marketed and sold $14,755,000 of tax-exempt bonds to fund construction at Palomino Park (the "Palomino Park Bonds"). Initially, all five phases of Palomino Park were collateral for the Palomino Park Bonds. The Palomino Park Bonds have an outstanding balance of $12,680,000 at December 31, 2003 and 2002 and are currently collateralized by four phases at Palomino Park, as Silver Mesa was released from the collateral in November 2000. In June 2000, the Company obtained a five-year AA rated letter of credit from Commerzbank AG to provide additional collateral for the Palomino Park Bonds. This letter of credit, which expires in May 2005, replaced an expiring letter of credit. A subsidiary of EQR has guaranteed Commerzbank AG's letter of credit; such guarantee also expires in May 2005.

In December 1997, Phase I, the 456 unit phase known as Blue Ridge, was completed at a cost of approximately $41,600,000. At that time, the Company obtained a $34,500,000 permanent loan (the "Blue Ridge Mortgage") secured by a first mortgage on Blue Ridge. The Blue Ridge Mortgage matures in December 2007 and bears interest at a fixed rate of 6.92% per annum. Principal payments are based on a 30-year amortization schedule.

In November 1998, Phase II, the 304 unit phase known as Red Canyon, was completed at a cost of approximately $33,900,000. At that time, the Company acquired the Red Canyon improvements and the related construction loan was repaid with the proceeds of a $27,000,000 permanent loan (the "Red Canyon Mortgage") secured by a first mortgage on Red Canyon. The Red Canyon Mortgage matures in December 2008 and bears interest at a fixed rate of 6.68% per annum. Principal payments are based on a 30-year amortization schedule.

In October 2000, Phase III, the 264 unit phase known as Silver Mesa was completed at a cost of approximately $44,200,000. The Company made the strategic decision to convert Silver Mesa into condominium units and sell them to individual buyers. In conjunction with this decision, the Company prepared certain units to be sold and continued to rent certain of the remaining unsold units during the sellout period until the inventory available for sale has been significantly reduced and additional units are required to be prepared for sale. In conjunction with this decision, the Company made a payment of $2,075,000 to reduce the outstanding balance on the tax-exempt bonds in order to obtain the release of the Silver Mesa phase from the Palomino Park Bond collateral. In December 2000, the Company obtained a $32,000,000 loan from KeyBank National Association (the "Silver Mesa Conversion Loan") which bore interest at LIBOR + 2.00% per annum, was collateralized by the unsold Silver Mesa units, matured in December 2003 and provided for one six-month extension at the Company's option. Generally, 90% of net sales proceeds per unit were applied to principal repayments. During May 2003, the Company repaid the remaining unpaid principal balance of the Silver Mesa Conversion Loan with proceeds from Silver Mesa unit sales and available cash.

Segment Information (continued)

Sales of condominium units at the Silver Mesa phase of Palomino Park commenced in February 2001 and 209 units have been sold through December 31, 2003. The following table provides information regarding sales of Silver Mesa units:

	For the Years Ended December 31,			Project
	2003	2002	2001	Totals
Number of units sold	56	48	105	209
Gross proceeds	$12,535,000	$10,635,000	$21,932,000	$ 45,102,000
Principal paydown on Silver Mesa Conversion Loan	$ 4,318,000	$ 9,034,000	$18,648,000	$ 32,000,000

The following table details operating information related to the Silver Mesa units being rented. As the Company continues to sell units, rental revenue, the corresponding operating expenses and cash flow from this activity will diminish.

	For the Years Ended December 31,		
	2003	2002	2001
Rental revenue	$ 702,000	$ 1,462,000	$ 2,224,000
Net operating income (A)	$ 431,000	$ 884,000	$ 1,488,000

(A) Net operating income is defined as rental revenue, less property operating and maintenance expenses, real estate taxes and property management fees.

In December 2001, Phase IV, the 424 unit phase known as Green River, was completed at a cost of approximately $56,300,000. Effective December 31, 2001, the Company (i) became obligated for the construction loan, (ii) released the developer of the economic risks it bore during construction and initial lease-up as the developer carried the construction loan and a significant portion of the costs incurred on its balance sheet and (iii) the developer no longer participated in any positive operating income generated during the period. The construction loan balance was $37,111,000 at December 31, 2002 and bore interest at LIBOR + 1.75% per annum (3.17% at December 31, 2002).

In February 2003, the Company obtained a $40,000,000 permanent loan secured by a first mortgage on Green River (the "Green River Mortgage"). The Green River Mortgage matures in March 2013 and bears interest at a fixed rate of 5.45% per annum. Principal payments are based on a 30-year amortization schedule. The proceeds of the Green River Mortgage were used to repay the Green River Construction Loan, with excess proceeds available for working capital purposes.

Phase V, the improved 29.8 acre parcel of land known as Gold Peak, had a cost basis of approximately $5,439,000 and $5,411,000 at December 31, 2003 and 2002, respectively. The Company is holding this land for possible future development.

East Lyme

On March 2, 2004, the Company entered into a contract to acquire a 144 acre parcel of land in East Lyme, Connecticut. The purchase price for the land is approximately $6,200,000, including a $200,000 refundable deposit made by the Company upon entering into the contract. The closing is conditioned upon obtaining building permits for 100 single family homes. The Company is in the process of negotiating an agreement with a home builder who would construct and sell these homes.

14. *Fair Value of Financial Instruments*

The following table presents the historical cost and fair value of the Company's consolidated financial instruments at December 31, 2003 and 2002:

(amounts in thousands)

	Historical Cost at December 31,		Fair Value at December 31,			
Notes Receivable (A)	**2003**	**2002**	**2003**		**2002**	
Fixed rate:						
277 Park Loan	$ --	$ 25,000	$ --		$ 27,771	(D)
Guggenheim	3,096	3,612	3,514	(D)	3,782	(D)
Other	--	--	--		--	
Total fixed rate notes	3,096	28,612	3,514		31,553	
Floating rate:						
Total floating rate notes	--	--	--		--	
Total notes receivable	$ 3,096	$ 28,612	$ 3,514		$ 31,553	
Investments (B)						
Fixed rate U.S. Government treasury obligations	$ 27,516	$ --	$ 27,534	(E)	$ --	
Debt (C)						
Floating rate:						
Palomino Park Bonds	$ 12,680	$ 12,680	$ 12,680	(F)	$ 12,680	(F)
Silver Mesa Conversion Loan	--	4,318	--		4,318	(F)
Green River Construction Loan	--	37,111	--		37,111	(F)
Total floating rate debt	12,680	54,109	12,680		54,109	
Fixed rate:						
Blue Ridge Mortgage	31,945	32,447	34,345	(G)	35,472	(G)
Red Canyon Mortgage	25,294	25,677	26,795	(G)	27,845	(G)
Green River Mortgage	39,586	--	38,225	(G)	--	
Total fixed rate debt	96,825	58,124	99,365		63,317	
Total debt	$ 109,505	$ 112,233	$ 112,045		$ 117,426	

(A) For more information regarding the Company's note receivables, see Footnote 5.
(B) For more information regarding the Company's investments in securities, see Footnote 4.
(C) For more information regarding the Company's debt, see Footnote 6.
(D) The fair value of the Company's fixed rate investments was determined by reference to comparable investment market data.
(E) Based upon quoted market value of such securities at December 31, 2003.
(F) The fair value of the Company's floating rate debt is considered to be its carrying amounts.
(G) The fair value of the Company's fixed rate debt was determined by reference to comparable investment market data.

15. *Summarized Consolidated Quarterly Information (Unaudited)*

Summarized consolidated quarterly financial information for the years ended December 31, 2003 and 2002 is as follows:

2003	For the Three Months Ended March 31	June 30	September 30	December 31
Revenues	$ 6,633,550	$ 7,307,634	$ 14,911,884	$ 6,749,364
Costs and expenses	(7,756,228)	(8,178,388)	(11,208,548)	(10,760,393)
Income (loss) from joint ventures (A) (B)	2,585,215	(175,314)	461,114	(37,300,081)
Minority interest (expense) benefit	(5,775)	47,124	16,137	27,851
Income (loss) before income taxes, accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	1,456,762	(998,944)	4,180,587	(41,283,259)
Income tax (expense) benefit (A) (B)	(681,000)	467,000	(1,615,000)	(5,306,000)
Accrued distributions and amortization of costs on Convertible Trust Preferred Securities, net of income tax benefit	(344,954)	(494,953)	(194,954)	(1,064,954)
Income (loss) from continuing operations	430,808	(1,026,897)	2,370,633	(47,654,213)
Income (loss) from discontinued operations, net of tax	45,474	(5,542)	(12,564)	(7,020)
Net income (loss) (A)	$ 476,282	$ (1,032,439)	$ 2,358,069	$ (47,661,233)
Per share amounts, basic and diluted (A):				
Income (loss) from continuing operations	$ 0.06	$ (0.16)	$ 0.37	$ (7.38)
Income from discontinued operations	0.01	--	--	--
Net income (loss)	$ 0.07	$ (0.16)	$ 0.37	$ (7.38)
Weighted average number of common shares outstanding:				
Basic*	6,452,092	6,453,730	6,455,074	6,455,994
Diluted*	6,452,691	6,453,730	6,456,818	6,455,994

2002	For the Three Months Ended March 31	June 30	September 30	December 31
Revenues	$ 6,681,849	$ 7,097,635	$ 8,158,037	$ 8,574,568
Costs and expenses	(7,864,388)	(8,012,769)	(8,918,215)	(8,955,610)
Income (loss) from joint ventures	420,203	329,582	505,283	(1,463,819)
Minority interest benefit (expense)	45,470	25,977	13,206	(41,372)
(Loss) before income taxes, accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations	(716,866)	(559,575)	(241,689)	(1,886,233)
Income tax benefit (expense) (C)	34,000	4,000	(75,000)	1,359,000
Accrued distributions and amortization of costs on Convertible Trust Preferred Securities, net of income tax benefit (C)	(419,954)	(419,953)	(419,954)	(119,954)
(Loss) from continuing operations	(1,102,820)	(975,528)	(736,643)	(647,187)
Income (loss) from discontinued operations, net of tax	26,406	82,142	(61,751)	42,962
Net (loss)	$ (1,076,414)	$ (893,386)	$ (798,394)	$ (604,225)
Per share amounts, basic and diluted:				
(Loss) from continuing operations	$ (0.17)	$ (0.15)	$ (0.11)	$ (0.10)
Income (loss) from discontinued operations	--	0.01	(0.01)	0.01
Net (loss)	$ (0.17)	$ (0.14)	$ (0.12)	$ (0.09)
Weighted average number of common shares outstanding:				
Basic*	6,409,248	6,437,390	6,449,206	6,450,586
Diluted*	6,409,248	6,437,390	6,449,206	6,450,586

Summarized Consolidated Quarterly Information (Unaudited) (continued)

*Aggregate quarterly earnings per share amounts may not equal annual amounts presented elsewhere in these consolidated financial statements due to rounding differences.

(A) As a result of adjustments recorded by Wellsford/Whitehall, previously reported income and per share amounts for the first, second and third quarters of 2003 have been adjusted as follows:

	Quarterly Amounts		
	First	Second	Third
Income (loss) from joint ventures as previously reported	$ 3,125,472	$ (790,177)	$ 576,330
Adjustment	(540,257)	614,863	(115,216)
Income (loss) from joint ventures as adjusted	$ 2,585,215	$ (175,314)	$ 461,114
Net income (loss) as previously reported	$ 832,539	$ (1,438,302)	$ 2,434,285
Adjustment	(356,257)	405,863	(76,216)
Net income (loss) as adjusted	$ 476,282	$ (1,032,439)	$ 2,358,069
Net income (loss) per share as previously reported	$ 0.13	$ (0.22)	$ 0.38
Adjustment	(0.06)	0.06	(0.01)
Net income (loss) per share as adjusted	$ 0.07	$ (0.16)	$ 0.37

(B) During the fourth quarter of 2003, Wellsford/Whitehall recorded an impairment charge of approximately $114,700,000 related to 12 assets in the portfolio. The Company's share of this impairment charge was approximately $37,377,000 and as a result, the Company wrote-off related unamortized warrant costs on the Company's books of approximately $2,644,000 related to Wellsford/Whitehall and determined that it was not appropriate to carry the balance of the net deferred tax asset attributable to NOL carryforwards and recorded a valuation allowance of $6,680,000 in the fourth quarter of 2003.

(C) The fourth quarter income tax benefit and tax benefit of accrued distributions and amortization of costs of Convertible Trust Preferred Securities results primarily from the Company's year end assessment of the total available tax loss carrybacks to 1997 and 1998. The tax benefit attributable to the Convertible Trust Preferred Securities amounted to $105,000 in each of the first three quarters and $405,000 in the fourth quarter of fiscal 2002.

Wellsford/Whitehall Group, L.L.C. and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 with Report of Independent Auditors

WELLSFORD/WHITEHALL GROUP, L.L.C. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Page No.

REPORT OF INDEPENDENT AUDITORS

To the Members of
Wellsford/Whitehall Group, L.L.C. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Wellsford/Whitehall Group, L.L.C. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in members' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wellsford/Whitehall Group, L.L.C. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Dallas, Texas

February 12, 2004, except for paragraph
five of Note 1, as to which the date is
March 5, 2004

WELLSFORD/WHITEHALL GROUP, L.L.C. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Real estate assets:		
Land	$ 46,400,903	$ 41,727,134
Buildings and improvements	188,307,892	288,011,383
	234,708,795	329,738,517
Less accumulated depreciation	(55,684,770)	(45,269,044)
	179,024,025	284,469,473
Construction in progress	57,119,191	55,664,016
	236,143,216	340,133,489
Assets held for sale	12,337,777	173,140,012
Cash and cash equivalents	11,607,306	16,662,841
Restricted cash	12,945,699	17,587,502
Deferred costs, less accumulated amortization	827,643	4,605,528
Receivables, prepaids and other assets, net	3,257,887	5,189,350
Total assets	$ 277,119,528	$ 557,318,722
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Notes payable	$ 201,658,784	$ 368,358,860
Accrued expenses and other liabilities	9,320,435	9,005,855
Accrued interest on notes payable	773,338	397,828
Ground lease obligation	-	1,111,239
Total liabilities	211,752,557	378,873,782
Commitments and contingencies		
Members' equity	65,366,971	178,444,940
Total liabilities and members' equity	$ 277,119,528	$ 557,318,722

See Notes to Consolidated Financial Statements

WELLSFORD/WHITEHALL GROUP, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,		
	2003	2002	2001
Revenues:			
Rental income	$ 36,506,322	$ 41,148,441	$ 50,940,879
Recoverable expenses	4,390,988	4,383,517	5,514,831
Interest and other income	1,295,337	2,351,881	4,973,337
Total revenues	42,192,647	47,883,839	61,429,047
Expenses:			
Property operations	13,579,007	13,103,128	15,938,324
Real estate taxes	5,690,788	5,413,481	6,000,713
Insurance	704,683	569,894	381,814
Interest	11,117,650	12,598,551	17,130,040
Depreciation and amortization	10,568,230	14,508,842	12,207,869
Asset management fees	3,476,937	3,912,625	4,674,350
Ownership	748,165	727,072	922,160
Loss from impairment	114,687,022	-	-
Total expenses	160,572,482	50,833,593	57,255,270
(Loss)/income available before gains on dispositions, income/ (loss) from discontinued operations and preferred distributions	(118,379,835)	(2,949,754)	4,173,777
Gain on dispositions, net of losses on impairment	-	-	10,790,576
(Loss)/income available before discontinued operations and preferred distributions	(118,379,835)	(2,949,754)	14,964,353
Discontinued Operations:			
Gain/(loss) on dispositions	9,297,121	(258,711)	-
Operating income	2,027,306	9,322,465	7,210,147
Interest and amortization	(4,860,628)	(8,741,918)	(9,428,616)
Loss from impairment	-	(1,350,638)	-
Income/(loss) from discontinued operations	6,463,799	(1,028,802)	(2,218,469)
Net (loss)/income available for members before preferred distributions	(111,916,036)	(3,978,556)	12,745,884
Preferred distributions	-	-	(757,541)
Net (loss)/income available for members	$ (111,916,036)	$ (3,978,556)	$ 11,988,343

See Notes to Consolidated Financial Statements

WELLSFORD/WHITEHALL GROUP, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2003

	Membership		Paid-In	Series A Convertible Preferred Membership	Excess of Distributions Over	Other Comprehensive	Total Members'
	Units	Amount	Capital	Units	Earnings	Loss	Equity
January 1, 2001	14,303,472	$ 143,035	$201,667,531	$ 18,322,550	$ (766,124)	$ -	$219,366,992
Additional equity contributions, net	3,980,435	39,804	55,772,075	-	-	-	55,811,879
Conversion of equity	982,286	9,823	18,312,727	(18,322,550)	-	-	-
Net income	-	-	-	757,541	11,988,343	-	12,745,884
Other comprehensive loss	-	-	-	-	-	(525,560)	(525,560)
Distributions	-	-	-	(757,541)	(103,352,145)	-	(104,109,686)
December 31, 2001	19,266,193	192,662	275,752,333	-	(92,129,926)	(525,560)	183,289,509
Redemption of units	(7,865)	(79)	(94,921)	-	-	-	(95,000)
Net loss	-	-	-	-	(3,978,556)	-	(3,978,556)
Other comprehensive loss	-	-	-	-	-	(771,013)	(771,013)
December 31, 2002	19,258,328	192,583	275,657,412	-	(96,108,482)	(1,296,573)	178,444,940
Net loss	-	-	-	-	(111,916,036)	-	(111,916,036)
Other comprehensive loss	-	-	-	-	-	1,102,893	1,102,893
Distributions	-	-	-	-	(2,264,826)	-	(2,264,826)
December 31, 2003	19,258,328	$ 192,583	$275,657,412	$ -	$(210,289,344)	$ (193,680)	$ 65,366,971

See Notes to Consolidated Financial Statements

WELLSFORD/WHITEHALL GROUP, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss)/income	$ (111,916,036)	$ (3,978,556)	$ 12,745,884
Adjustments to net (loss)/income to net cash from operating activities:			
Loss/(gain) on disposition of real estate assets	(9,297,121)	258,711	(27,335,636)
Depreciation and amortization	11,200,304	21,321,899	17,323,039
Loss on impairment of real estate assets	114,687,022	1,350,638	16,545,060
Amortization of deferred financing costs	4,964,321	3,394,446	3,186,126
Change in receivables, prepaids and other assets	3,431,762	2,292,240	(4,010,596)
Change in accrued expenses and other liabilities	690,090	(4,061,903)	(4,670,072)
Net cash provided by operating activities	13,760,342	20,577,475	13,783,805
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of real estate assets	-	-	(20,553,532)
Improvements to real estate assets	(23,807,946)	(26,640,962)	(47,066,583)
Cash received for transfer of real estate assets to New Venture	-	-	5,277,002
Cash transferred with assets transferred to New Venture	-	-	(306,791)
Disposal of real estate assets, net of selling expenses	170,509,950	4,230,617	139,305,312
Net cash provided by (used in) investing activities	146,702,004	(22,410,345)	76,655,408
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from notes payable	-	8,409,968	289,831,774
Repayment of notes payable	(166,700,076)	(10,060,204)	(296,524,814)
Repayment of ground lease obligations	(1,111,239)	(13,742)	-
Decrease/(increase) in restricted cash	4,641,803	(7,742,082)	(865,175)
Deferred financing costs	(83,543)	(505,127)	(9,726,778)
Preferred distributions	-	-	(757,541)
Member distributions	(2,264,826)	(4,221,364)	(101,646,062)
Equity contributions	-	-	55,811,879
Redemption of equity	-	(95,000)	-
Net cash used in financing activities	(165,517,881)	(14,227,551)	(63,876,717)
Net change in cash and cash equivalents	(5,055,535)	(16,060,421)	26,562,496
Cash and cash equivalents, beginning of year	16,662,841	32,723,262	6,160,768
Cash and cash equivalents, end of year	$ 11,607,306	$ 16,662,841	$ 32,723,264
SUPPLEMENTAL DISCLOSURES:			
Cash paid for interest	$ 12,369,290	$ 20,471,820	$ 28,276,227
Non-cash conversion to Series A convertible preferred membership units			$ 18,322,550

See Notes to Consolidated Financial Statements

1. *Organization and Business*

Wellsford/Whitehall Group, L.L.C. and subsidiaries (the "Company"), was formed in May 1999 and consists of the following members: Wellsford Commercial Properties Trust ("WCPT"), a subsidiary of Wellsford Real Properties, Inc. ("WRP"); WHWEL Real Estate Limited Partnership ("WHWEL"), WXI/WWG Realty L.L.C. and W/W Group Holdings, L.L.C. (collectively the "Whitehall Members"); and the Saracen Members. These are collectively referred to as the "Members."

WP Commercial, L.L.C. ("WP") manages the Company on a day-to-day basis; however, certain major and operational decisions require the consent of the Members. WP also provides management, construction, development and leasing services to the Company as well as to third parties, including tenants of the Company, based upon an agreed upon fee schedule and also provides such services to a new venture organized by certain of the Whitehall Members ("New Venture"). WP is owned by affiliates of the Whitehall Members.

Under the terms of existing agreements, it is expected that the Company will not purchase any additional real estate assets, except in limited cases, to replace certain assets being sold or assets that compliment presently owned real estate assets. The Members have agreed to an orderly disposal of the Company's assets over time. Separately, a buy/sell agreement exists related to the ownership interests of WCPT and the Whitehall Members which was effective after December 31, 2003 with respect to any remaining assets. Either Whitehall or WCPT may trigger a buy/sell of the other party's membership units in the Company or of the remaining assets to the other member, subject to certain conditions. The Company will terminate on December 31, 2045, unless sooner by the written consent of all Members.

WRP (through WCPT), WHWEL, and WP are entitled to receive incentive compensation, payable out of distributions made by the Company (the "Promote") after return of capital and minimum annual returns of 17.5% on such capital balances (as defined in the Company's Operating Agreement). To date, WRP, WHWEL and WP have not earned or received any distribution of the Promote.

WCPT and the Whitehall Members agreed to contribute an aggregate of $10 million on a revolving, as needed basis ("Revolving Equity") through December 31, 2003. Subsequent to December 31, 2003, the Revolving Equity commitment was extended by agreement of WCPT and the Whitehall Members through March 31, 2005. As part of the extension, the aggregate limit of the Revolving Equity has been reduced from $10 million to $8 million. The Revolving Equity accrues dividends at a rate of LIBOR + 5.00% and is senior to the membership units. At December 31, 2003, none of the Revolving Equity had been drawn.

The number of membership units issued and outstanding are as follows:

	December 31,		
	2003	2002	2001
WCPT	6,276,780	6,276,780	6,276,780
Whitehall Members	11,547,422	11,547,422	11,555,287
Saracen Members	1,434,126	1,434,126	1,434,126
Total	19,258,328	19,258,328	19,266,193

During 2002, the Company redeemed 7,865 units from the Whitehall member for $95,000. During 2001, the Saracen Members, as holders of the Series A convertible preferred membership units, exercised a conversion option; 982,286 membership units were issued in connection with this conversion.

During 2003, distributions of $2,264,826 were declared, of which none remained unpaid at December 31, 2003. During 2001, distributions of $103,352,145 were declared, of which $4,221,364 remained unpaid at December 31, 2001.

As of December 31, 2003, the Company owned 24 properties, excluding one property held for sale, containing approximately 2,663,000 square feet (unaudited) of office and retail space in Massachusetts (7 operating properties and 1 tract of land), New Jersey (11 operating properties, 2 tracts of land), and 3 other retail properties.

2. *Summary Of Significant Accounting Policies*

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. The Company considers all demand and money market accounts and short-term investments in government funds with an original maturity of three months or less when purchased to be cash and cash equivalents.

Restricted Cash. Restricted cash primarily consists of debt service reserve balances.

Real Estate and Depreciation. Real estate assets are stated at cost, adjusted for impairment losses. Costs directly related to the acquisition and improvement of real estate are capitalized, including the purchase price, legal fees, acquisition costs, interest, property taxes and other operational costs during the period of development. Ordinary repairs and maintenance items are expensed as incurred. Replacements and betterments are capitalized and depreciated over their estimated useful lives. Tenant improvements and leasing commissions are capitalized and amortized over an average term of the related leases. Depreciation is computed over the expected useful lives of the depreciable properties using methods that approximate straight-line, principally 40 years for commercial properties and five to 12 years for furnishings and equipment.

Management reviews its real estate assets for impairment annually in connection with the preparation of budgets for the upcoming year and as part of the financial statement closing process. The Company performs evaluations for impairment on all of its real estate assets. As part of this evaluation, the Company recorded impairment provisions of approximately $114,687,000, $1,351,000 and $16,545,000 during the years ended December 31, 2003, 2002 and 2001, respectively. The 2003 impairment provision relates to 12 assets classified as held for use in the portfolio. The 2002 impairment provision related to two assets that were held for sale at December 31, 2002 and were subsequently sold during the year ended December 31, 2003. The 2001 impairment provision related to the change in intended use for three assets that were sold during the year ended December 31, 2001. The 2003 provisions are not the result of a change in the intended use of such assets, however they are the result of significant declines in the economics of such assets and the markets in which they are located resulting in decreasing market rents, slower absorption trends and greater tenant concession costs in the current year analysis as compared to analysis performed in prior years. For real estate assets held and used, the Company recognizes an impairment loss only if the carrying amount of the asset is not recoverable from its undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and the fair value of the asset. Real estate assets considered held for sale are reported at the lower of carrying amount or fair value less costs to sell and are not depreciated.

Deferred Costs. Deferred costs consist primarily of costs incurred to obtain financing. These deferred financing costs are amortized over the expected term of the respective agreements, adjusted for any unscheduled prepayments. Such amortization is included in interest expense in the accompanying consolidated statements of operations. The Company recorded amortization expense related to deferred costs totaling $3,844,000, $3,089,000 and $2,821,000 during the years ended December 31, 2003, 2002 and 2001, respectively. Accumulated amortization was $8,906,000 and $5,062,000 at December 31, 2003 and 2002, respectively.

Profit and Revenue Recognition. Sales of real estate assets are recognized at closing, subject to the receipt of an adequate down payment and the relinquishment of substantial ownership risks in the future operations of the asset. Commercial properties are leased under operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases.

Discontinued Operations. Properties planned to be sold within one year following the balance sheet date are classified as held for sale and the related results of operations have been reported separately as discontinued operations for the years ended December 31, 2003, 2002 and 2001. Assets attributable to properties held for sale have been classified separately in the Company's balance sheets at December 31, 2003 and 2002.

Income Taxes. The Company is a limited liability company. In accordance with the tax law regarding such entities, each of the Company's membership unit holders is responsible for reporting their share of the Company's taxable income or loss on their separate tax returns. Accordingly, the Company has recorded no provision for Federal, state and local income taxes.

Derivative and Hedging Activities. The Company recognizes all derivatives on the balance sheet at fair market value. The Company's derivative is an interest rate protection agreement which limits the base rate of variable rate debt. The ineffective portion of the derivative's change in fair market value is immediately recognized in earnings, if applicable. The effective portion of the fair market value difference of the derivative is reflected separately in members' equity as other comprehensive loss. At December 31, 2003, approximately $194,000 of accumulated other comprehensive loss remained in members' equity, which will be fully amortized during 2004.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications. Certain reclassifications have been made to the prior year's presentation to conform to the current year presentation.

3. *Commercial Properties*

The Company owns the following properties from continuing operations. Amounts are presented net of impairment provisions (amounts in thousands):

Properties Collateralizing Portfolio Loan	Location	2003	2002
300 Atrium Drive	Somerset, NJ	$ 12,568	$ 19,551
400 Atrium Drive	Somerset, NJ	37,244	37,191
500 Atrium Drive	Somerset, NJ	15,140	21,108
700 Atrium Drive	Somerset, NJ	13,294	18,839
Garden State Exhibit Center	Somerset, NJ	6,190	6,190
Cutler Lake Corporate Center	Needham, MA	37,113	36,030
377/379 Campus Drive	Franklin Twp, NJ	15,983	23,792
Samsung/105 Challenger Road	Ridgefield Park, NJ	24,473	21,286
150 Mount Bethel	Warren, NJ	10,256	9,787
		172,261	193,774
Properties Collateralizing the Nomura Loan			
333 Elm Street	Dedham, MA	3,793	6,193
Dedham Place	Dedham, MA	14,758	31,064
Stony Brook Corporate Park	Waltham, MA	17,547	48,810
201 University Avenue	Westwood, MA	5,532	10,363
7/57 Wells Avenue	Newton, MA	14,236	12,744
75/85/95 Wells Avenue	Newton, MA	29,821	41,856
		85,687	151,030
Properties Collateralizing Other Mortgages or Unencumbered			
600 Atrium Drive (land)*	Somerset, NJ	967	2,885
74 Turner Street (land)*	Waltham, MA	-	1,001
Airport Executive Park	Hanover Twp, NJ	9,595	14,034
Airport Executive Park-Land*	Hanover Twp, NJ	4,608	3,969
CVS	Essex, MD	4,776	4,776
CVS	Pennsauken, NJ	3,925	3,925
CVS	Runnemede, NJ	4,134	4,134
CVS	Wetumpka, AL	2,681	2,681
CVS	Richmond, VA	3,194	3,194
		33,880	40,599
Investment in Real Estate		$ 291,828	$ 385,403

* - Unencumbered

The three largest tenants contributed approximately 27% of total rental revenue for the year ended December 31, 2003.

The Company capitalizes interest related to properties under renovation to the extent such assets qualify for capitalization. Total interest capitalized was $2,762,897, $2,486,948 and $2,583,797, respectively, for the years ended December 31, 2003, 2002 and 2001.

4. *Leases*

Office space in the properties is generally leased to tenants under lease terms which provide for the tenants to pay base rents plus increases in operating expenses in excess of specified amounts. Non-cancelable operating leases with tenants expire on various dates through 2024. The future minimum lease payments from continuing operations to be received under leases existing as of December 31, 2003, are as follows (amounts in thousands):

		Properties Collateralizing		
For the Years Ended December 31,	**Total**	**Portfolio Loan**	**Nomura Loan**	**Other**
2004	$ 28,927	$ 14,695	$ 10,764	$ 3,468
2005	25,164	13,200	8,551	3,413
2006	18,234	9,723	6,124	2,387
2007	13,848	7,881	3,678	2,289
2008	11,808	6,455	3,236	2,117
Thereafter	20,924	6,081	8,374	6,469
Total	$ 118,905	$ 58,035	$ 40,727	$ 20,143

The future minimum lease payments do not include specified payments for tenant reimbursements of operating expenses.

5. *Ground Leases*

The leasehold interests in two properties and a tract of land are subject to ground leases. At December 31, 2003, aggregate future minimum rental payments under the leases which expire at various dates through January 2084, are as follows (amounts in thousands):

For the Years Ended December 31,	**Amount**
2004	$ 231
2005	233
2006	234
2007	235
2008	237
Thereafter	28,102
Total	$ 29,272

6. *Notes Payable*

The Company's notes payable consisted of the following (amounts in thousands):

Debt	Maturity Date	Interest Rate at December 31, 2003	December 31, 2003	December 31, 2002
General Electric Capital Real Estate	December 2006 *	LIBOR + 2.90%	$ 106,078	$ 264,160
Nomura Loan	February 2027	8.035%	64,666	65,458
Other Mortgage Loans				
Washington Mutual	March 2004	LIBOR + 2.05%	7,906	8,037
Provident	March 2004	LIBOR + 2.00%	6,905	6,959
Wells Fargo	January 2024	7.28%	16,104	16,372
IDS Life Insurance	N/A	8.50%	-	4,623
Seller financing	N/A	10.50%	-	2,750
			$ 201,659	$ 368,359

* - A term sheet was signed effective January 20, 2004 extending the maturity date of this loan through December 31, 2006 (Refer to Note 11).

In June 2001, the Company obtained a loan with General Electric Capital Real Estate (the "Portfolio Loan") which requires monthly payments of interest until maturity. The principal balance, along with any accrued, unpaid interest is due at maturity in June 2004. The Nomura Loan requires monthly payments of principal and interest until maturity in February 2027. The Nomura Loan includes prepayment restrictions that do not allow for prepayment of the note until February 11, 2007 with the exception of sales of individual properties collateralizing the loan. The Company has begun dialogue with the special servicer of the Nomura Loan to discuss various forms of debt relief. There can be no assurance of the outcome of these discussions.

The 30-day LIBOR rate was 1.12%, 1.38% and, 1.88%, respectively, on December 31, 2003, 2002 and 2001.

In connection with the disposition of any property, the Company is required to remit to the lender the sold property's outstanding loan balance. For properties collateralized by the Portfolio Loan and Nomura Loan, the Company is required to remit, in addition to that property's allocated loan amount, a release premium, as defined, which is then applied to reduce the outstanding balance of the remaining loan.

At December 31, 2003, the property collateralizing the Provident loan is classified as held for sale. Upon the sale of the property held for sale, the outstanding balance under this loan will be paid in full.

As of December 31, 2003 and 2002, the Company was in compliance with the terms of covenants under all loan agreements.

Notes Payable (continued)

The aggregate maturities for the Company's notes payable obligations for each of the next five years and thereafter are as follows, after considering the extension of the Portfolio Loan maturity (amounts in thousands):

For the Years Ended December 31,	Total	Portfolio Loan	Nomura Loan	Other Mortgage Loans
2004	$ 16,943	$ 1,000	$ 844	$ 15,099
2005	1,240	-	931	309
2006	106,420	105,078	1,010	332
2007	1,452	-	1,095	357
2008	1,558	-	1,174	384
Thereafter	74,046	-	59,612	14,434
Total	$ 201,659	$ 106,078	$ 64,666	$ 30,915

In July 2001, the Company entered into an interest rate protection agreement (the "Cap") at a cost of $1,780,000, which limits LIBOR exposure to 5.83% until June 2003 and 6.83% until June 2004 on $285,000,000 of debt. At December 31, 2003 and 2002, the fair market value of the Cap was approximately $0 and $13,000, respectively. The ineffective portion of the Cap's change in fair market value was recorded as an adjustment to interest expense of $812,654, $79,724 and $17,347 in 2003, 2002 and 2001, respectively. The effective portion of the Cap's change in fair market value, which was recorded as an adjustment to accumulated other comprehensive loss during 2003, 2002 and 2001, was ($1,102,893), $771,013 and $525,560. An affiliate of the Whitehall Members is the counterparty under the Cap.

7. *Transactions with Affiliates*

As discussed in Note 1, WP performs management services for the Company. The Company pays WP an administrative cost and expense management fee equal to 0.93% of an agreed upon initial aggregate asset value of the Company's real estate assets. The fee will be reduced six months after any asset is sold pursuant to an agreed upon formula. The Company incurred an aggregate of $4,603,582, $5,826,131 and $6,421,577 in 2003, 2002 and 2001, respectively, related to these fees.

The Company also pays WP for construction management, development and leasing based upon a schedule of rates in each geographic area in which the Company operates. The Company incurred an aggregate of $1,925,072, $816,966 and $897,730 in 2003, 2002 and 2001, respectively, related to these services. These amounts have been capitalized as part of real estate assets.

WP currently leases space at one building owned by the Company and at three buildings previously owned by the Company, one of which was sold in 2001, and two of which were sold in 2003. The building expenses, net of rental income under the leases with WP, were capitalized for the years ended December 31, 2003 and 2002, as these properties were under development. Rental income under these leases was approximately $219,864 for the year ended December 31, 2001.

Transactions with Affiliates (continued)

Affiliates of the Whitehall Members provide debt placement, environmental and insurance services for the Company. The Company incurred $691,126, $849,583 and $3,182,139 in 2003, 2002 and 2001, respectively, for these services.

Affiliates of the Saracen Members perform property management services for certain assets of the Company, which amounted to approximately $252,000, $267,000 and $337,000, respectively, for the years ended December 31, 2003, 2002 and 2001. Pursuant to an asset management agreement that was terminated in 1999, the Company agreed to pay the Saracen Members $1,000,000 in January 2004, plus quarterly interest at 10% per annum paid currently. This liability is included in accrued expenses and other liabilities in the accompanying balance sheets as of December 31, 2003.

Affiliates of the Saracen Members lease space at one building. Revenue related to these leases for the years ended December 31, 2003, 2002 and 2001, totaled $49,014, $46,895 and $47,258, respectively.

At December 31, 2003 and 2002 the Company had approximately $1,094,000 and $735,000, respectively payable to its Members or their affiliates. These amounts are included in accrued expenses and other liabilities on the accompanying balance sheets.

See Notes 1, 6 and 10 for additional related party interest information.

8. *Discontinued Operations*

As of December 31, 2003, the Company has one property totaling 145,000 square feet (unaudited) which is classified as held for sale. As of December 31, 2002, the Company had ten properties totaling 1,122,000 square feet (unaudited) which were being held for sale. Consistent with SFAS No. 144, the results of operations of the properties held for sale are reported separately as discontinued operations for the years ended December 31, 2003, 2002 and 2001. Assets anticipated to be sold attributable to the property held for sale have been classified separately in the Company's balance sheets, and are summarized as follows (amounts in thousands):

	December 31,	
ASSETS	**2003**	**2002**
Net real estate	$ 11,980	$ 171,129
Accounts receivable	358	2,011
Total assets held for sale	$ 12,338	$ 173,140

In conjunction with the expected sale of the property classified as held for sale at December 31, 2003, the Company will be required to pay off the outstanding loan balance related to the property. The outstanding loan balance at December 31, 2003 is approximately $6,905,000. The outstanding loan balance at December 31, 2002 related to the assets held for sale was $146,143,000. As a result of stipulated release premiums, the total principal payments related to assets sold during 2003 were $165,455,000.

Discontinued Operations (continued)

Revenues attributable to the properties held for sale for the years ended December 31, 2003, 2002 and 2001 were $6,006,003, $28,181,439 and $26,124,604, respectively.

The Company sold the following properties ($ in thousands):

	Years Ended December 31, 2003	2002	2001
Number of properties	11	1	11
Net sales proceeds	$ 170,510	$ 4,231	$ 139,305
(Gain)/loss on sales	$ 9,297	$ (259)	$ 27,336

9. *Fair Value of Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, interest rate protection agreements and notes payable. The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of this item. The fair values of the interest rate derivative instruments are the amount at which they could be settled, based on estimates obtained from the sellers. The carrying values of certain of the notes payable approximate fair values because such debt consists of variable rate debt that reprices frequently. The fair value of the fixed rate debt approximates $86,110,000 compared to a book value of approximately $80,770,000 as of December 31, 2003, based upon various market data analysis.

The fair value calculation of the fixed rate debt is based upon an assumption that the Nomura Loan will be paid off in February 2007 when the stipulated prepayment restrictions expire. The calculation also assumes that the other fixed rate debt outstanding owed to Wells Fargo will be assumed by the buyer when the properties collateralizing the debt are sold. The properties are planned to be sold in 2007.

10. *Commitments and Contingencies*

As of December 31, 2003, the Company has an obligation to perform certain repair and maintenance items at a property pursuant to the terms of the sale of the property, which occurred in 2001. These items were estimated to be approximately $250,000 and $518,000 at December 31, 2003 and 2002, respectively. These amounts are included in accrued expenses and other liabilities in the accompanying balance sheets.

The Company has agreed to maintain certain tax indemnities through 2007, for the Saracen Members, relating to assets acquired from the Saracen Members in 1998. The Company regularly evaluates the probability of having to fund amounts associated with these tax indemnities and accrues expected payments that are probable. As of December 31, 2003, the Company has not recorded an accrual related to these tax indemnities. The Company will continue to monitor future asset sales and debt levels with respect to these tax indemnities.

As a commercial real estate owner, the Company is subject to potential environmental costs. At December 31, 2003, management of the Company is not aware of any environmental concerns that would have a material adverse effect on the Company's financial condition, results of operations or cash flows in the future.

Commitments and Contingencies (continued)

From time to time, legal actions are brought against the Company in the ordinary course of business. Although there can be no assurance, the Company is not a party to any legal action that would have a material adverse effect on the Company's financial condition, results of operations or cash flows in the future.

11. Subsequent Event

On January 20, 2004, the Company signed a commitment letter with General Electric Capital Corporation which modifies certain terms of the existing Portfolio Loan. Among other modifications, the maturity date will be extended from June 30, 2004 to December 31, 2006. The interest rate on the Portfolio Loan will increase from LIBOR + 2.90% to LIBOR + 3.25%, subject to a floor of 4.35%. The Company will extend the existing interest rate cap for two years through December 31, 2006. The Company will be required to pay a commitment fee, due at closing, in the amount of $610,391 and make a $1,000,000 principal payment on the existing loan amount. The total loan commitment is $122,078,131 which includes $17,000,000 for future tenant improvements, leasing commissions and capital improvements, subject to certain lender restrictions. Final closing of the executed loan agreements is expected to occur prior to March 31, 2004.

Second Holding Company, LLC

Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 with Independent Auditors' Report

SECOND HOLDING COMPANY, LLC
CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Managers
Second Holding Company, LLC:

We have audited the consolidated balance sheets of Second Holding Company, LLC and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, members' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Second Holding Company, LLC and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
February 13, 2004

SECOND HOLDING COMPANY, LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31	
	2003	**2002**
Assets		
Cash and cash equivalents	$ 133,389	$ 16,876
Investments	1,744,282	1,785,758
Interest receivable	7,109	12,252
Prepaid expenses and other assets	19,139	25,210
Total assets	$ 1,903,919	$ 1,840,096
Liabilities and Members' Equity		
Medium-term notes, net of unamortized discount and debt issuance costs: $2,341 in 2003 and $2,568 in 2002	$ 1,722,663	$ 1,552,945
Long-term debt, net of unamortized debt issuance costs: $1,858 in 2003 and $2,137 in 2002	115,038	169,988
Interest payable	6,272	10,917
Other liabilities	2,253	50,336
Total liabilities	1,846,226	1,784,186
Members' equity	57,693	55,910
Total liabilities and members' equity	$ 1,903,919	$ 1,840,096

The accompanying notes are an integral part of these consolidated financial statements.

SECOND HOLDING COMPANY, LLC
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	For the Years Ended December 31		
	2003	2002	2001
Revenue:			
Interest	$ 42,339	$ 41,802	$ 30,528
Total revenue	42,339	41,802	30,528
Expenses:			
Interest	32,391	35,594	28,017
Fees to affiliates	3,153	2,308	1,117
Liquidity fees	662	690	690
Rating agency and other debt related fees	868	705	319
Other	222	191	296
Total expenses	37,296	39,488	30,439
Net income	$ 5,043	$ 2,314	$ 89

The accompanying notes are an integral part of these consolidated financial statements.

SECOND HOLDING COMPANY, LLC
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(in thousands)

	Capital	Undistributed net income Class A	Undistributed net income Class C	Total *
Balance - December 31, 2000	$ 51,128	$ 3,364	$ -	$ 54,492
Net income	-	89	-	89
Balance - December 31, 2001	$ 51,128	$ 3,453	$ -	$ 54,581
Distributions	-	(694)	(291)	(985)
Net income	-	1,433	881	2,314
Balance - December 31, 2002	$ 51,128	$ 4,192	$ 590	$ 55,910
Distributions	-	(1,226)	(2,034)	(3,260)
Net income	-	3,210	1,833	5,043
Balance - December 31, 2003	$ 51,128	$ 6,176	$ 389	$ 57,693

*Balance by share class at December 31 is as follows:

	2003	2002
Class A:	57,300	55,316
Class B:	4	4
Class C:	389	590
Class D:	-	-

The accompanying notes are an integral part of these consolidated financial statements.

SECOND HOLDING COMPANY, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 5,043	$ 2,314	$ 89
Adjustments to reconcile net income to net cash flows from operating activities:			
Amortization of discount and debt issuance costs	1,446	1,312	1,488
Changes in:			
Interest receivable	5,143	(5,965)	(1,528)
Prepaid expenses and other assets	356	(2,470)	(89)
Interest payable	(4,645)	5,320	(1,550)
Other liabilities	1,893	119	(188)
Net cash provided by (used in) operating activities	9,236	630	(1,778)
Cash flows from investing activities:			
Investment purchases	(234,575)	(880,529)	(734,962)
Proceeds from investment principal payments and calls	226,051	71,224	37,492
Net cash used in investing activities	(8,524)	(809,305)	(697,470)
Cash flows from financing activities:			
Net change in commercial paper	-	(58,770)	58,035
Proceeds from issuance of medium-term notes	169,061	808,922	644,609
Repayment of long-term debt	(50,000)	(103)	(45)
Distributions	(3,260)	(985)	-
Net cash provided by financing activities	115,801	749,064	702,599
Net increase (decrease) in cash and cash equivalents	116,513	(59,611)	3,351
Cash and cash equivalents - beginning of year	16,876	76,487	73,136
Cash and cash equivalents - end of year	$ 133,389	$ 16,876	$ 76,487
Supplemental disclosure of cash flow information - Cash paid during the year for interest	$ 66,468	$ 70,438	$ 75,682
Supplemental disclosure of non-cash investing activity - Trade date investment purchase	$ -	$ 50,000	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

Second Holding Company, LLC ("Second Holding"), is a Delaware limited liability company formed primarily to invest in special purpose companies that raise funds in the global capital markets and invest the proceeds in asset-backed and other fixed income obligations.

The consolidated financial statements include the accounts of Second Holding and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

The equity of Second Holding consists of four classes of interests. In January 2002, the holders of the class A and class C interests agreed to amend the terms on which Second Holding's income is allocated and distributions are made among these two classes. Net income is allocated among class A, B, C, and D interests based on a contractual formula agreed to by 100% of holders of interests. Through December 31, 2003, based on this formula, class B and D have not been allocated any portion of net income. In the event of a liquidation, any funds remaining after all obligations have been satisfied and any net income realized upon such liquidation has been allocated and distributed, will be allocated to holders of interests proportional to the balances of their capital accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

Second Holding maintains its accounting records on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform with the current year's presentation.

Cash Equivalents

Marketable investments that are highly liquid and have maturities of three months or less at the date of purchase are classified as cash equivalents.

Investments

Investments are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". At December 31, 2003, and 2002, investments are classified as held-to-maturity and are carried at amortized cost. Interest income is recognized on the accrual basis, based upon contractual terms of the respective assets. Investments are recorded on a trade date basis.

Amortization of Premium/Discount

Premiums and discounts on investments are amortized to interest income using the effective interest method over the life of the related financial instrument. Discounts on commercial paper issued and medium-term notes payable are amortized to interest expense using the straight-line method over the life of the paper and debt. The amounts computed using this method are not materially different from the amounts that would be computed using the effective interest method.

Derivative Hedging Instruments

Derivative hedging instruments are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities," as amended. Second Holding, through its subsidiaries, utilizes interest rate swaps to offset market risks related to fluctuations in interest rates associated with certain assets and liabilities held by the subsidiaries. Second Holding does not utilize derivative instruments for non-hedging purposes.

Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45, as required in fiscal year ending December 2003, did not have a material impact on Second Holding's financial position or results of operations.

In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (revised in December 2003), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN 46(R)"). FIN 46(R) changes the method of determining whether certain entities, including securitization entities, should be included in the Company's consolidated financial statements. An entity is subject to FIN 46(R) and is called a Variable Interest Entity ("VIE") if it has (1) equity that is insufficient to permit it to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its Primary Beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns, or both. All other entities are evaluated for consolidation under SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries". Second Holding is a private company and has elected to adopt FIN 46(R) for the year ended December 31, 2003. The adoption of FIN 46(R) did not have a material impact on the financial statements.

Income Taxes

Second Holding is organized as a limited liability company and is being taxed as a partnership under provisions of the Internal Revenue Code. Under this election, the liability for payment of Federal and state income taxes on Second Holding's earnings will be the responsibility of its members, rather than that of Second Holding.

Debt Issue Costs

Costs incurred in the issuance of debt are being amortized to interest expense using the straight-line method over a ten-year period ending in 2010.

3. Commercial Paper Issued

Second Holding, through one of its subsidiaries, issues commercial paper at prevailing market rates, with maturities less than 364 days. The commercial paper was rated A-1 and F-1 by Standard & Poor's Rating Services and Fitch Ratings, respectively. The following information in regard to commercial paper issued during the years ended was calculated using a daily weighted average (dollars in thousands):

	2003	2002
Average amount outstanding during the year	$ 1,854	$ 10,311
Maximum month-end outstanding during the year	$ -	$ 39,113
Balance at December 31	$ -	$ -
Average yield – during the year	1.36%	1.96%

4. Debt Issued

Second Holding, through one of its wholly owned subsidiaries, established a U.S. Medium-Term Note program that permits aggregate borrowings of up to $3.5 billion. The program ends in 2040, subject to ongoing compliance tests under the security agreement. The program is extendible with the consent of Second Holding and the rating agencies. The Notes are rated AAA by Standard & Poor's Rating Services and Fitch Ratings. Notes with a face amount of approximately $1,725 and $1,555 million were outstanding at December 31, 2003 and 2002, respectively, under the U.S. Medium-Term Note program.

At December 31, 2003 and 2002, Second Holding, through one of its wholly owned subsidiaries, had Long-term debt outstanding with a principal amount of $100 million and $150 million, respectively. At December 31, 2003 and 2002, the fair value of the long-term debt is approximately $115 million and $170 million, respectively.

The rates on the total debt issued ranged from 1.11% to 7.96% with a weighted average rate of 1.73% at December 31, 2003. The rates on the total debt issued ranged from 1.41% to 7.96% with a weighted average rate of 2.14% at December 31, 2002.

At December 31, 2003, the maturities of the total debt issued are approximately $1,475 million in 2004 and $350 million in 2005 through 2010. Second Holding intends to repay obligations from cash and cash equivalents, collections on investments and from issuance of debt for a period of time extending beyond one year. Second Holding has sources of liquidity sufficient to provide for all payments on long-term debt in accordance with the terms of the documentation of the programs. Second Holding monitors and maintains the following sources of liquidity: committed lines, cash and cash equivalents and other liquid assets, uncommitted facilities and facilities to issue special debt, and amounts available under Second Holding's debt program.

5. Derivative Instruments and Hedging Activities

Second Holding, through its subsidiaries, utilizes interest rate swaps designated and qualifying as fair value hedging instruments to offset the fair value exposure related to fluctuations in interest rates. These interest rate swaps hedge financial instruments in which the rate of interest is fixed for the hedging period by providing for receipt of a fixed rate of interest, and payment of a floating rate of interest, eliminating fair value exposure. At December 31, 2003, a net increase in the fair value of these swaps of approximately $16.9 million is reported in other assets, with a corresponding increase of approximately $16.9 million and $3 thousand reported in long-term debt and medium-term notes, respectively. At December 31, 2002, a net increase in the fair value of these swaps of approximately $22.6 million is reported in other assets, with a corresponding increase of approximately $22.1 million and $0.5 million reported in long-term debt and medium-term notes, respectively. This change in fair value is a non-cash item and is not reflected in the statement of cash flows. This change in fair value of the swaps, long-term debt, and medium-term notes does not affect net income, and will be eliminated over time as the swaps, long-term debt, and medium-term notes mature.

Second Holding, through its subsidiaries, utilizes interest rate swaps designated and qualifying as cash flow hedging instruments to offset the variability in interest payments due to fluctuations in interest rates. These interest rate swaps hedge floating-rate financial instruments by providing for receipt of a floating rate of interest, and payment of a rate of interest which is fixed for the hedging period, eliminating the variability in cash flows. Due to the short hedging periods and the frequency of the interest rate repricings on these cash flow hedging instruments, the fair value of the interest rate swaps is zero. As such, the carrying amount of the swaps does not result in a financial statement impact.

Second Holding, through its subsidiaries, utilizes, as counterparties, financial institutions with high credit quality, and as such, believes no significant counterparty credit risk exists on its derivative instruments.

6. Liquidity Facility

As of December 31, 2003 and 2002, a wholly owned subsidiary of Second Holding entered into a Liquidity Loan Agreement that permits the subsidiary to borrow up to $375 million and $400 million, respectively, from three financial institutions, two rated A-1+ and one rated A-1, at either the institution's prime rate of interest or the London Interbank Offered Rate (LIBOR). The subsidiary pays a quarterly commitment fee ranging from 0.15% to 0.175% per annum on the unused portion of the commitment. As of December 31, 2003 and 2002, there were no borrowings under the Liquidity Loan Agreement.

7. Related Party Transactions

Pursuant to compensation agreements with affiliates which Second Holding, through its subsidiaries, had engaged to perform services, Second Holding, through its subsidiaries, had incurred approximately $3.2 million, $2.3 million, and $1.1 million in fees during the years ended December 31, 2003, 2002 and 2001, respectively. Fees are paid based on a percentage of the subsidiaries' average daily assets. At December 31, 2003 and 2002, Second Holding had $264 thousand and $254 thousand, respectively, in fees payable to affiliates.

8. Fair Value of Financial Instruments

At December 31, 2003 and 2002, the carrying amounts for cash and cash equivalents, investments, interest receivable, medium-term notes payable and interest payable approximate fair value due to the variable interest terms inherent in these financial instruments and/or their short-term nature.

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WELLSFORD REAL PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION

(amounts in thousands, except square footage and units)

					Initial Cost			Cost Capitalized Subsequent	Total Cost					
Description	Date Acquired	Year Built	Units/ Square Feet	Depreciable Life	Land	Building and Improvements	Total	to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Encumbrance	
Residential:														
Blue Ridge – Denver, CO.........	Dec-1997	1997	456	27.5 yrs	$ 5,225	$ 36,339	$ 41,564	$ 429	$ 5,225	$ 36,768	$ 41,993	$ (8,101)	$ 31,945	(A)
Red Canyon – Denver, CO.........	Nov-1998	1998	304	27.5 yrs	5,060	28,844	33,904	36	5,060	28,880	33,940	(5,368)	25,294	(A)
Green River – Denver, CO.........	Dec-2001	2001	424	27.5 yrs	8,451	47,889	56,340	10	8,451	47,899	56,350	(3,305)	39,586	(A)
Other.....................	Nov-2003	N/A	--	Various	--	10	10	--	--	10	10	(1)	--	
Total.....................			1,184		$ 18,736	$ 113,082	$ 131,818	$ 475	$ 18,736	$ 113,557	$ 132,293	$ (16,775)	$ 96,825	

(A) Encumbrance balances exclude the Palomino Park Bonds. The balance of the Palomino Park Bonds was $12,680 at December 31, 2003. The Palomino Park Bond collateral includes Blue Ridge, Red Canyon and Green River operational phases, as well as the undeveloped Gold Peak land.

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION

The following is a reconciliation of real estate assets and accumulated depreciation:

(amounts in thousands)

	For the Years Ended December 31,			
	2003		2002	2001
Real Estate				
Balance at beginning of period	$ 136,723		$ 154,116	$ 120,104
Additions:				
Acquisitions and transfers from construction in progress	--		--	56,340
Capital improvements	20		461	137
	136,743		154,577	176,581
Less:				
Reclassified costs to residential units available for sale	(4,450)		(17,854)	--
Cost of real estate sold	--		--	(22,465)
Balance at end of period	$ 132,293	(A)	$ 136,723	$ 154,116
Accumulated Depreciation				
Balance at beginning of period	$ 12,834		$ 9,386	$ 7,761
Additions:				
Charged to operating expense	4,354		4,398	3,066
	17,188		13,784	10,827
Less:				
Accumulated depreciation on costs reclassified to residential units held for sale	(413)		(950)	--
Accumulated depreciation on real estate sold	--		--	(1,441)
Balance at end of period	$ 16,775	(A)	$ 12,834	$ 9,386

(A) The aggregate depreciated cost for federal income tax purposes was approximately $7,600,000 less at December 31, 2003.

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CORPORATE AND SHAREHOLDER INFORMATION

DIRECTORS

Jeffrey H. Lynford
Chairman, President and CEO

Edward Lowenthal
Managing Member
Ackerman Management LLC

Douglas Crocker II
DC Partners LLC

Meyer "Sandy" Frucher
Chairman and CEO
Philadelphia Stock Exchange

Mark S. Germain
Managing Director
Olmstead Group, L.L.C.

The Honorable Bonnie R. Cohen
B.R. Cohen Consultancy

David J. Neithercut
Executive Vice President
Corporate Strategy, Chief Financial Officer
Equity Residential

OFFICERS

James J. Burns
Senior Vice President
Chief Financial Officer

Mark P. Cantaluppi
Vice President
Chief Accounting Officer

William H. Darrow II
Vice President
Managing Director

David M. Strong
Vice President – Development

SHAREHOLDER INFORMATION

Annual Meeting
June 29, 2004 at 9:30 a.m.
At the offices of
Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104

Stock Listing
American Stock Exchange
Symbol: WRP

Corporate Counsel
Bryan Cave LLP

Independent Auditors
Ernst & Young LLP
New York, New York

Shareholders' Inquiries
Mark P. Cantaluppi
535 Madison Avenue
26th Floor
New York, New York 10022
(212) 838-3400

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 219045
Kansas City, Missouri 64121-9045
(877) 282-1168
www.equiserve.com

Corporate Headquarters
535 Madison Avenue
26th Floor
New York, New York 10022
(212) 838-3400
wrpny@wellsford.com
www.wellsford.com

Wellsford Development Office
6700 Palomino Parkway
Highland Ranch, Colorado 80130

FORM 10-K REPORT AND OTHER INFORMATION

A copy of the 2003 10-K annual report filed with the Securities and Exchange Commission will be furnished without charge to any stockholder upon written request to our Corporate Headquarters address or via e-mail at *wrpny@wellsford.com.*

Copies of the Form-10K and other reports filed with the Securities and Exchange Commission as well as the Code of Ethics, Whistleblower Policy and Board Committee Charters can be accessed on the Company's website at *www.wellsford.com.*